As filed with the Securities and Exchange Commission on March 7, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	5940	39-1795614
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7035 South High Tech Drive

Midvale, Utah 84047

(801) 566-6681

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Schaefer

President and Chief Executive Officer

7035 South High Tech Drive

Midvale, Utah 84047

(801) 566-6681

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

John-Paul Motley, Esq. J. Jay Herron, Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6000	Casey T. Fleck, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	$201,250,000	$25,921

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion. Dated March 7, 2014

             Shares

Sportsman’s Warehouse Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of Sportsman’s Warehouse Holdings, Inc.

We are offering                      of the shares to be sold in this offering. The selling stockholder identified in this prospectus is offering an additional              shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder, including any shares sold by the selling stockholder in connection with the exercise of the underwriters’ option to purchase additional shares.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to list our common stock on The NASDAQ Global Select Market under the symbol “SPWH.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act and, as such, will be subject to reduced public company reporting requirements.

See “Risk Factors” on page 14 to read about factors you should consider before buying shares of our common stock.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Sportsman’s Warehouse	Proceeds to Selling Stockholder
Per Share	$	$	$	$
Total	$	$	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us and an additional              shares from the selling stockholder identified in this prospectus at the initial price to the public less the underwriting discount. We will not receive any proceeds from the sale of any of the additional shares by the selling stockholder.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about                     , 2014.

Credit Suisse	Goldman, Sachs & Co.

Baird	William Blair	Piper Jaffray	Wells Fargo Securities

D.A. Davidson & Co.

Prospectus dated                        , 2014.

SPORTSMAN'S® WAREHOUSE
AMERICA'S PREMIER OUTFITTER™
HUNTING • FISHING • CAMPING • RELOADING • CLOTHING • FOOTWEAR

Mission Statement

Our mission is to provide outdoor enthusiasts, casual users, and first-time participants with quality brand-name hunting, fishing, camping and shooting merchandise within a convenient shopping environment, serviced by passionate, knowledgeable associates, to create a memorable outdoor experience.

SPORTSMAN'S
WAREHOUSE

SPORTSMAN'S
WAREHOUSE

HUNTING

sako
LEUPOLD
BURRIS

Through and including                 , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

As used in this prospectus, unless the context otherwise requires, references to “Sportsman’s Warehouse,” “we,” “us,” and “our” refer to Sportsman’s Warehouse Holdings, Inc. and its subsidiaries and references to “Holdings” refer to Sportsman’s Warehouse Holdings, Inc. excluding its subsidiaries.

Who We Are

Sportsman’s Warehouse is a high-growth outdoor sporting goods retailer focused on meeting the everyday needs of the seasoned outdoor veteran, the first-time participant and every enthusiast in between. Our mission is to provide a one-stop shopping experience that equips our customers with the right hunting, shooting, fishing and camping gear to maximize their enjoyment of the outdoors. We strive to accomplish this goal by tailoring our broad and deep merchandise assortment to meet local conditions and demand, offering everyday low prices, providing friendly support from our knowledgeable, highly trained staff and offering extensive in-store events and educational programming. These core strategies help position Sportsman’s Warehouse as the “local outdoor experts” and the preferred place to both shop and share outdoor-based experiences in the communities we serve. As a result, we are expanding our loyal customer base in existing markets and increasing our store footprint in new markets, which we believe will further drive our growth and profitability.

Sportsman’s Warehouse was founded in 1986 as a single retail store in Midvale, Utah and has grown to 47 stores across 18 states. Today, we have the largest outdoor specialty store base in the Western United States and Alaska. Our stores range from 30,000 to 65,000 gross square feet, with an average size of approximately 48,000 gross square feet. Our store layout is adaptable to both standalone locations and strip centers. Based on publicly available information, we believe it is less capital-intensive for us to open new stores compared to our principal competitors because our “no frills” store layout requires less initial cash investment to build out and our stores generally require less square footage than the stores of our competitors. Together, these features enable us to effectively serve markets of multiple sizes, from Metropolitan Statistical Areas, or MSAs, with populations of less than 75,000 to major metropolitan areas with populations in excess of 1,000,000, while generating consistent four-wall Adjusted EBITDA margins and returns on invested capital across a range of store sales volumes. We believe that the foregoing attributes have positioned us to deliver strong financial results, as evidenced by the following:

•	Organic store unit growth of 42.3% over the past three fiscal years, representing a compound annual growth rate of 12.5%;

•

Positive same store sales growth of 13.1% and 25.3% for fiscal years 2011 and 2012 and 7.2% for the 39 weeks ended November 2, 2013, including same store sales growth of 10% or more during 13 of the last 15 quarters;

•

Strong and consistent new store performance, with an average four-wall Adjusted EBITDA margin of 13.8% in the first twelve months of operations and an average pre-tax payback period of less than one year excluding initial inventory cost (or an expected average pre-tax payback period of less than 2.5 years including initial inventory cost) for our eight most recently opened stores that have been open for a full twelve months;

•	Net sales of $656.5 million for the 53-week period ended November 2, 2013, representing an increase of 46.5% from net sales of $448.2 million in the 52-week period ended October 27, 2012; and

•

Income from operations of $70.4 million for the 53-week period ended November 2, 2013, representing an increase of 92.9% from income from operations of $36.5 million in the 52-week period ended October 27, 2012.

Four-wall Adjusted EBITDA means, for any period, a particular store’s Adjusted EBITDA, excluding any allocations of corporate selling, general and administrative expenses allocated to that store. Four-wall Adjusted EBITDA margin means, for any period, a store’s four-wall Adjusted EBITDA divided by that store’s net sales. For a definition of Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of net income to Adjusted EBITDA, see “Summary Consolidated Financial and Operating Data.” Pre-tax payback period means, for a given store, the number of years from and after its opening that it takes for the cumulative four-wall Adjusted EBITDA for that store to equal our total cash investment in that store. Return on invested capital, or ROIC, means a store’s four-wall Adjusted EBITDA for a given period divided by our initial cash investment in the store. We calculate ROIC both including and excluding the initial inventory cost.

Our Industry

We compete in the large, growing and fragmented outdoor activities and sporting goods market, which we believe is currently underserved by full-line multi-activity retailers. We believe, based on reports by the National Sporting Goods Association, or NSGA, and other industry sources, that U.S. outdoor activities and sporting goods retail sales totaled over $50 billion in 2012. The 2011 U.S. Fish and Wildlife national survey, published once every five years, found that hunting and fishing participation increased 9% and 11%, respectively, for Americans ages 16 and older from 2006 to 2011. We believe growth in the U.S. outdoor activities and sporting goods market is driven by several key trends, including: an expanding demographic focused on healthy and active lifestyles; successful new product introductions centered around enhancing performance and enjoyment while participating in sporting and outdoor activities; and the resilience of consumer demand for purchases in these categories versus other discretionary categories.

Category sales within our total addressable market are highly fragmented across a wide variety of retail formats, including national chains, specialty retailers, regional department stores, mass discount stores and independents. Over the past decade, specialty retailers, such as us, have gained an increasing share of equipment sales at the expense of mass merchants, discount stores and independents, or “mom & pop” shops, which we believe comprise approximately 65% of the market. We believe this fragmentation within the total addressable market presents an attractive opportunity for us to continue to expand our store base and market share, as customers increasingly prefer a broad and appealing selection of locally relevant merchandise, competitive prices, high levels of customer service and one-stop shopping convenience.

Our Competitive Strengths

We believe the following competitive strengths allow us to capitalize on the growth opportunity within the outdoor activities and sporting goods market:

Differentiated Shopping Experience for the Seasoned Outdoor Veteran, the First-Time Participant and Every Enthusiast in Between. We place great emphasis on creating an inviting and engaging store experience for customers of all experience levels. For the seasoned outdoor veteran, we offer a one-stop, convenient store layout that promotes “easy-in, easy-out” access to replenish supplies, learn about local conditions and test products. We also serve first-time participants and casual users who are interested in enjoying the outdoors but enter our store without a clear sense for what equipment they need for their chosen activity. Our highly trained employees, who often are outdoor enthusiasts themselves and users of the products we sell, engage and interact with our customers in order to educate them and equip them with the right gear. Our sales associates draw upon both formal vendor sales training as well as first-hand experiences from using our products in local conditions. This selling approach allows us to offer a broad range of products and to deliver a shopping experience centered on the customer’s needs, which we believe results in increased customer loyalty, repeat visits and frequent referrals to other potential customers.

A customer’s shopping experience in our stores is further enhanced by a variety of helpful in-store offerings and features, including the issuance of hunting and fishing licenses, local fishing reports, availability of Sportsman’s News (our proprietary in-store newspaper), access to the Braggin’ Board (where customers can post photos of their outdoor adventures), indoor test ranges for archery equipment and displays of customer-owned taxidermy. In addition, we host a variety of in-store programs (such as “ladies night”), contests (such as Bucks & Bulls, a free-to-enter, big-game trophy contest) and a wide range of instructional seminars, from turkey frying to firearm operation and safety. These programs are all designed to help our customers connect with the outdoors and build the skill sets necessary to maximize enjoyment of their chosen activities. As a result, we believe our stores often serve as gathering spots where local enthusiasts can share stories, product knowledge and advice on outdoor recreation activities, which both drives traffic and fosters customer loyalty.

Locally Relevant Merchandise Serving the Comprehensive Needs of Outdoor Enthusiasts at a Compelling Value. We offer our customers an extensive and carefully selected assortment of branded, high-quality outdoor products at competitive prices. We accomplish this in three principal ways:

•

Locally Relevant Merchandise: We carry over 70,000 SKUs on average in each store, out of a pool of approximately 130,000 total SKUs. SKUs is an acronym for “stock-keeping units,” which are unique alphanumeric identifiers assigned to a particular product that allow it to be tracked for inventory purposes. Each store’s merchandise is tailored to meet local conditions and consumer demand, taking into account seasonal requirements, regional game and fishing species, geographic diversity, weather patterns and key demographic factors, so that our customers have the right product, at the right time, for the right location.

•

Breadth and Mix of Product Assortment: Our merchandise strategy is designed to serve a variety of purchasing occasions, from big-ticket items to replenishment activity, as well as to meet the wide-ranging needs of customers from first-time participants to seasoned outdoor veterans. We pride ourselves on carrying an extensive selection of branded, “good, better and best” hard goods at everyday low prices, including a broad array of in-stock consumable items. Approximately 36% of our unit sales and 21% of our dollar sales during the 53-week period ended November 2, 2013 were consumable goods, such as ammunition, bait, cleaning supplies, food, lures, propane and reloading supplies. We believe this pairing of product breadth and consumable goods appeals to a broad range of customers and drives both repeat traffic and increased average ticket value.

•

Strong Vendor Relationships: We believe our vendors find our “brand-centric,” high-service store concept to be unique among national specialty outdoor retailers. Our attractive store locations, consistent presentation of merchandise and thorough product training present a compelling opportunity for our vendors to offer their brands to local markets that historically have been served primarily by “mom & pop” retailers. As a result, we believe we are able to negotiate terms with our vendors that are similar to those offered to our principal competitors that are larger in size. We share the benefits of these strategic vendor relationships with our customers through better pricing and enhanced access to certain products that are limited in production.

Flexible and Adaptable Real Estate Strategy. We believe that our store model, combined with our rigorous site selection process, is uniquely customizable to address the needs of the different markets we serve. Our stores can vary in size from 30,000 to 65,000 gross square feet. We have had success with leasing existing sites as well as constructing new build-to-suit sites. Our flexible store model permits us to serve both large metropolitan areas, like Phoenix, Arizona, and smaller MSAs, like Soldotna, Alaska, while generating consistent four-wall Adjusted EBITDA margins and returns on invested capital across a range of store sales volumes. In small- to medium-sized markets, we are often able to establish ourselves as a standalone destination for our customers; in larger markets, we have successfully leveraged existing infrastructure to open stores in shopping plazas near complementary retailers, drawing upon existing foot traffic. We believe our low-cost, flexible model allows us to access both large and small markets more economically than many of our peers.

We maintain a disciplined approach to new store development and perform comprehensive market research before selecting a new site, including partnering with specialized, third-party local real estate firms. We select sites based on criteria such as local demographics, traffic patterns, density of hunting and fishing license holders in the area, abundance of hunting and fishing game and outdoor recreation activities, store visibility and accessibility, purchase data from our existing customer database and availability of attractive lease terms. We have established productive relationships with well-regarded commercial real estate firms and believe that we are a sought-after tenant, given the strength of the Sportsman’s Warehouse brand, the high volume of customers that visit our stores and our flexible approach to site locations. As a result, we continue to have access to desirable retail sites on attractive terms.

Low Cost Operating Structure with Attractive and Replicable Store Economics. We strive to maintain a lower operating cost structure than our principal competitors, which allows us to serve small- to medium-sized markets as well as larger MSAs. We achieve this by exercising tight control over store-level expenses, real estate costs and corporate overhead. In addition, our growing store base, efficient, localized marketing spend and “no frills” warehouse store layout help us maintain comparatively low operating costs and provide us with the opportunity to achieve four-wall Adjusted EBITDA margins of 10% or more for stores in most new markets. Our typical new store requires an average net investment of approximately $2.0 million, which includes store build-out (net of contributions from landlords) and pre-opening cash expenditures. In addition, we stock each new store with initial inventory at an average cost of approximately $2.4 million. We target a pre-tax return on invested capital within one year after opening of over 50% excluding initial inventory cost (or over 20% including initial inventory cost), although our historical returns have often exceeded these thresholds. For fiscal year 2012, all of our stores that had been open for more than twelve months had Adjusted EBITDA margins of 10% or more. We believe this low-cost, capital-efficient approach also allows us to successfully serve markets that are not well-suited for the more capital-intensive store models of our principal competitors. Approximately 55% of our markets currently lack another nationally recognized outdoor specialty retailer, which we believe is a result of these dynamics.

Significant New Store Growth Opportunity within Existing and New Markets. We operate 47 stores across 18 states, primarily in the Western United States and Alaska, with a presence in these markets that is nearly three times that of the next largest outdoor retailer. We believe our leadership position in the Western United States, combined with our existing scalable infrastructure, provides a strong foundation for continued expansion within our core markets. Over the longer term, we believe our distinct retail concept has the potential to expand to more than 300 locations throughout the United States based on research conducted for us by Buxton Company, an independent consumer research and analytics firm.

Passionate and Experienced Management Team with Proven Track Record. We are focused on delivering an unsurpassed shopping experience to anyone who enjoys the excitement of the outdoors. This passion and commitment is shared by team members throughout our entire organization, from senior management to the employees in our stores. Our senior management team has an average of 18 years of retail experience, with extensive capabilities across a broad range of disciplines, including merchandising, real estate, finance, compliance, store operations, supply chain management and information technology. We also pride ourselves on the long tenure of our more than 160 store managers and corporate employees, who have been with us for an average of over seven years.

Our Growth Strategy

We are pursuing a number of strategies designed to continue our growth and strong financial performance, including:

Expanding Our Store Base. We believe that our compelling new store economics and our track record of opening successful new stores provide a strong foundation for continued growth through new store openings in existing, adjacent and new markets. Over the last three fiscal years, we have opened an average of four stores per year. We currently plan to open eight new stores in fiscal year 2014. For the next several years thereafter, we intend to grow our store base at a rate of eight to twelve stores annually and expect that most of our near-term growth will occur within the Western United States. Our longer-term plans include expanding our store base to serve the outdoor needs of enthusiasts in markets across the United States. We believe our existing infrastructure, including distribution, information technology, loss prevention and employee training, is capable of sustaining 100 or more stores without significant additional capital investment.

Increasing Same Store Sales Growth. We are committed to increasing same store sales through a number of ongoing and new initiatives, including: expansion of our clothing offerings and private label program (such as our new proprietary Rustic RidgeTM clothing line), our loyalty program, the implementation of kiosks and mobile point-of-sale in our stores and expansion of our “store-within-a-store” programs with major brands such as Carhartt, Columbia Sportswear and Under Armour. Each of these initiatives is designed to foster additional shopping convenience, add deeper merchandise selection and provide more product information to the customer. We believe these initiatives will drive additional traffic, improve conversion and increase average ticket value.

Continuing to Enhance Our Operating Margins. We believe that our planned expansion of our store base and growth in same store sales will result in improved Adjusted EBITDA margins as we take advantage of economies of scale in product sourcing and leverage our existing infrastructure, supply chain, corporate overhead and other fixed costs. Furthermore, we expect to increase our gross profit margin by expanding product offerings in our private label program, including our new proprietary Rustic RidgeTM clothing line, and continuing marketing initiatives in our higher-margin clothing and footwear departments.

Growing the Sportsman’s Warehouse Brand. We are committed to supporting our stores, product offerings and brand through a variety of marketing programs, private label offerings and corporate partnerships. Our marketing and promotional strategy includes coordinated print, digital and social media platforms. In-store, we offer a wide range of outdoor-themed activities and seminars, from turkey frying to firearm operation and safety. In addition, we sponsor community outreach and charity programs to more broadly connect with our local communities with the aim of promoting our brand and educating consumers. Finally, we are committed to local chapters of national, regional and local wildlife federations and other outdoor-focused organizations, such as Ducks Unlimited and the Rocky Mountain Elk Foundation. Many of our store managers and employees serve in senior positions in these organizations, which further strengthens our place as leaders in the local outdoor community. We believe all of these programs promote our mission of engaging with our customers and serving outdoor enthusiasts.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those discussed in the section entitled “Risk Factors” beginning on page 14 of this prospectus. These risks include, but are not limited to, the following:

•	our retail-based business model is impacted by general economic conditions, and economic and financial uncertainties may cause a decline in consumer spending;

•	our concentration of stores in the Western United States makes us susceptible to adverse conditions in this region, which could affect our sales and cause our operating results to suffer;

•	we operate in a highly fragmented and competitive industry and may face increased competition;

•	we may not be able to anticipate, identify and respond to changes in consumer demands, including regional preferences, in a timely manner;

•	we may not be successful in operating our new stores in any existing or new markets into which we expand; and

•	current and future government regulations, in particular regulations relating to the sale of firearms and ammunition, may impact the demand for our products and our ability to conduct our business.

Our Principal Stockholder

Affiliates of Seidler Equity Partners III, L.P., which we collectively refer to as Seidler, initially invested in us in 2007 and, prior to the consummation of this offering, beneficially own all of our outstanding common stock. Seidler does not own any of our restricted nonvoting common stock that will convert to common stock upon completion of this offering. Seidler is expected to beneficially own approximately         % of our outstanding common stock following this offering, or         % if the underwriters exercise in full their option to purchase additional shares. As a result, Seidler will continue to be able to exert significant influence over the election of all of our directors and the approval of significant corporate transactions that require the approval of our board of directors or stockholders. In addition, we will qualify for the “controlled company” exemption under the corporate governance rules of The NASDAQ Stock Market, until affiliates of Seidler do not control a majority of our outstanding common stock. As a “controlled company,” we are exempt from the requirements of the The NASDAQ Stock Market that a majority of our board of directors consist of independent directors and that our board’s compensation committee and nominating and governance committee be comprised solely of independent directors. Notwithstanding the availability of these exemptions, upon the completion of this offering, a majority of our board will be comprised of independent directors and our compensation committee will be comprised solely of independent directors. Our nominating and governance committee will not be comprised solely of independent directors upon completion of this offering. We retain the option to avail ourselves of the “controlled company” exemptions at any time in the future that we still qualify as a “controlled company.” The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and The NASDAQ Stock Market, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on The NASDAQ Global Select Market, a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of listing.

In connection with the completion of this offering, Seidler will receive only the proceeds from the sale by Seidler of its shares of our common stock in this offering. As further discussed under “Dividend Policy,” we declared and paid dividends on our common stock and restricted nonvoting common stock totaling approximately $221.3 million between October 2012 and August 2013, which amounts were funded in part with proceeds from our term loans. We declared these dividends in order for our stockholders, including Seidler and members of our management team, to recognize a return on their investment in our company. We do not anticipate paying any cash dividends in the foreseeable future.

Headquartered in Marina del Rey, California, Seidler is a private equity investment firm with almost $2 billion in capital under management. Seidler focuses on established, middle-market businesses that are leaders in their markets. Seidler also has significant experience managing investments in consumer and retail businesses.

Corporate Reorganization

On December 4, 2013, our predecessor, previously a Utah corporation, reincorporated in Delaware by merging with its wholly owned subsidiary SWH Merger Sub, Inc., a Delaware corporation, with the Delaware corporation being the surviving entity and being renamed Sportsman’s Warehouse Holdings, Inc. In this prospectus, references to “Holdings” will refer to the Utah corporation prior to the merger and the Delaware corporation after the merger.

We currently have two classes of capital stock: voting common stock and restricted nonvoting common stock. The restricted nonvoting common stock will automatically convert on a share-for-share basis into common stock upon completion of this offering. As a result, after completion of this offering, we will have only one class of capital stock, which we refer to as our common stock. Information in this prospectus regarding outstanding shares of common stock after this offering reflects the conversion of all of the outstanding shares of restricted nonvoting common stock into the same number of shares of common stock upon the completion of this offering.

Corporate Information

We are a holding company, and all of our business operations are conducted through our wholly owned subsidiaries, Sportsman’s Warehouse, Inc., a Utah corporation, and Minnesota Merchandising Corporation, a Minnesota corporation, and their subsidiaries. Our principal executive office is located at 7035 South High Tech Drive, Midvale, Utah 84047, our telephone number is (801) 566-6681 and our fax number is (801) 304-4388. We maintain a website at www.sportsmanswarehouse.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

We operate under our trademark “Sportsman’s Warehouse®” which is registered under applicable intellectual property laws. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship by us of or of us by, any such companies.

We operate on a fiscal calendar which, in a given fiscal year, consists of the 52- or 53-week period ending on the Saturday closest to January 31st. The reporting periods contained in our audited consolidated financial statements included in this prospectus contain 53 weeks of operations in fiscal year 2012, which ended February 2, 2013 and which we refer to in this prospectus as fiscal year 2012, and 52 weeks of operations in fiscal year 2011, which ended January 28, 2012 and which we refer to in this prospectus as fiscal year 2011. We refer in this prospectus to the 52 weeks of operations, which ended January 29, 2011, as fiscal year 2010. Our interim reporting periods in the unaudited consolidated financial statements included in this prospectus consist of the 39-week periods ended November 2, 2013 and October 27, 2012.

Emerging Growth Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted on April 5, 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies, or EGCs.

We are an EGC within the meaning of the JOBS Act because we had total annual gross revenues of less than $1 billion for fiscal year 2012. Because we qualify as an EGC, we have elected to comply with some of the reduced disclosure and other reporting requirements available to us in connection with our initial public offering and for a period up to the end of the fifth fiscal year after our initial public offering if we remain an EGC. We could cease to be an EGC earlier than this five-year period if our total annual gross revenues equal or exceed $1 billion in a fiscal year, if we issue more than $1 billion in non-convertible debt over a three-year period or if we become a “large accelerated filer” (which requires, among other things, the market value of our common stock held by non-affiliates to be at least $700 million as of the last business day of our second fiscal quarter of any fiscal year). For further information, see “Risk Factors—We are an EGC within the meaning of the JOBS Act and we cannot be certain if the reduced reporting requirements applicable to EGCs will make our common stock less attractive to investors.”

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock offered by the selling stockholder	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and our estimated offering costs, and approximately $ million if the underwriters exercise their option to purchase additional shares in full.

We will not receive any proceeds from the sale of shares by the selling stockholder. For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use the net proceeds from this offering to repay $ million of the principal amount outstanding under our term loans, with any remaining proceeds to be used for general corporate purposes.

Dividend policy	We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read the information set forth under “Risk Factors” beginning on page 14 of this prospectus, together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Proposed symbol for trading on The NASDAQ Global Select Market	“SPWH ”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock to be outstanding immediately after this offering excludes:

•	521,760 shares of our common stock reserved for future issuance under our 2013 Performance Incentive Plan; and

•	415,940 shares of our common stock issuable upon the vesting of restricted stock units awarded under our 2013 Performance Incentive Plan, 25% of which will vest upon the closing of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our restricted nonvoting common stock into our common stock on a one-for-one basis, which will occur upon the closing of this offering;

•	no exercise of the underwriters’ option to purchase additional shares; and

•	the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws, to be effective upon completion of this offering.

Summary Consolidated Financial and Operating Data

The following table sets forth our summary consolidated financial information and operating data as of the dates and for the periods indicated. Our summary consolidated statements of income data for the fiscal years ended February 2, 2013 and January 28, 2012 and the summary consolidated balance sheet data as of February 2, 2013 and January 28, 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our summary consolidated statements of income data for the fiscal year ended January 29, 2011 and the summary consolidated balance sheet data as of January 29, 2011 have been derived from our consolidated financial statements, which are not included in this prospectus. The summary consolidated statements of income data for each of the 39 weeks ended November 2, 2013 and October 27, 2012 and the summary consolidated balance sheet data as of November 2, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of October 27, 2012 has been derived from our unaudited consolidated financial statements not included in this prospectus.

We operate on a fiscal calendar which, in a given fiscal year, consists of the 52- or 53-week period ending on the Saturday closest to January 31st. The reporting periods contained in our audited consolidated financial statements included in this prospectus contain 53 weeks of operations in fiscal year 2012, which ended February 2, 2013 and which we refer to in this prospectus as fiscal year 2012, and 52 weeks of operations in fiscal year 2011, which ended January 28, 2012 and which we refer to in this prospectus as fiscal year 2011. We refer in this prospectus to the 52 weeks of operations, which ended January 29, 2011, as fiscal year 2010. Our interim reporting periods in the unaudited consolidated financial statements included in this prospectus consist of the 39-week periods ended November 2, 2013 and October 27, 2012.

The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period may not necessarily be indicative of the results that may be expected for a full year. The following summaries of our consolidated financial and operating data for the periods presented should be read in conjunction with “Risk Factors,” “Selected Consolidated Financial and Operating Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	November 2, 2013	October 27, 2012	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands, except share and per share amounts)
Consolidated Statements of Income Data:
Net sales	$467,435	$337,927	$526,942	$376,551	$311,363
Cost of goods sold	317,089	233,776	364,326	259,354	215,069

Gross profit	150,346	104,151	162,616	117,197	96,294
Selling, general and administrative expenses	106,641	77,029	109,408	89,659	81,838
Bankruptcy-related expenses (benefit)(1)	55	385	(263)	919	3,536

Income from operations	43,650	26,737	53,471	26,619	10,920
Interest expense	19,894	3,135	6,321	4,392	5,676

Income before income taxes	23,756	23,602	47,150	22,227	5,244
Income tax expense (benefit)	9,417	9,498	19,076	(11,467)	—

Net income	$14,339	$14,104	$28,074	$33,694	$5,244

Earnings per share:
Basic	$1.24	$1.22	$2.42	$3.01	$0.54

Diluted	$1.24	$1.22	$2.42	$3.01	$0.54

Weighted average shares outstanding:
Basic shares	11,578,103	11,578,103	11,578,103	11,197,589	9,720,014

Diluted shares	11,578,103	11,578,103	11,578,103	11,197,589	9,720,014

	As of		As of
	November 2, 2013	October 27, 2012	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands except percentages, number of stores and square foot data)
Consolidated Balance Sheet Data:
Total current assets	$217,158	$152,413	$143,511	$111,911	$92,649
Total assets	264,933	179,719	166,563	155,026	122,677
Long-term debt, net of discount	288,910	41,911	124,808	59,485	69,576
Total liabilities	393,563	136,284	208,407	104,694	106,266
Total stockholders’ (deficit) equity	(128,570)	43,436	(41,844)	50,332	16,411
Total liabilities and stockholders’ equity	264,993	179,719	166,563	155,026	122,677

Other Data:
Adjusted EBITDA(2)	$51,462	$30,994	$59,039	$31,546	$17,326
Adjusted EBITDA margin(2)	11.0%	9.2%	11.2%	8.4%	5.6%
Number of stores open at end of period	47	33	33	29	26
Total selling square feet at end of period	1,668,227	1,207,920	1,207,920	1,063,330	957,832
Same store sales growth for period(3)	7.2%	16.2%	25.3%	13.1%	21.0%

(1)	On March 21, 2009, Sportsman’s Warehouse Holdings, Inc. and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, seeking to reorganize the business under the provisions of the Bankruptcy Code. The plan of reorganization under the Bankruptcy Code was confirmed by the United States Bankruptcy Court for the District of Delaware on July 30, 2009 and became effective when all material conditions of the plan of reorganization were satisfied on August 14, 2009. We incurred certain costs related to our restructuring and emergence from Chapter 11 bankruptcy and included a liability as part of the reorganization value at August 14, 2009, the date of emergence from bankruptcy. Bankruptcy-related expenses are those amounts that are greater than the initial estimated restructuring costs, whereas bankruptcy-related benefits are those amounts that are less than the initial estimated costs. They are expensed as incurred.
(2)

Adjusted EBITDA has been presented in this prospectus as a supplemental measure of financial performance that is not required by, or presented in accordance with, generally accepted accounting principles, or GAAP. We define Adjusted EBITDA as net income plus interest expense, income tax expense (benefit), depreciation and amortization, bankruptcy-related expenses (benefit), expenses related to the acquisition of ten stores in fiscal year 2013, start-up costs for our e-commerce platform and pre-opening expenses. Adjusted EBITDA margin means, for any period, the Adjusted EBITDA for that period divided by the net sales for that period.

Adjusted EBITDA and Adjusted EBITDA margin are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA margin are frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to assessing our financial performance, we use Adjusted EBITDA and Adjusted EBITDA margin as additional measurement tools for purposes of business decision-making, including evaluating store performance, developing budgets and managing expenditures.

Adjusted EBITDA is not a GAAP measure of our financial performance or liquidity and should not be considered as an alternative to net income as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP, and it should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures, store openings and certain other cash costs that may recur in the future. Adjusted EBITDA contains certain other limitations, including the failure to reflect our cash expenditures or future requirements for capital expenditures or contractual commitments. In evaluating Adjusted EBITDA, you should be aware that, in the future, we will incur expenses that are the same as or similar to some of the adjustments reflected in this presentation, such as income tax expense (benefit), interest expense, depreciation and amortization and pre-opening expenses. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA supplementally. Our measures of Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

A reconciliation of net income to Adjusted EBITDA is set forth below:

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	November 2, 2013	October 27, 2012	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands)
Net income	$14,339	$14,104	$28,074	$33,694	$5,244
Plus:
Income tax expense (benefit)	9,417	9,498	19,076	(11,467)	—
Interest expense	19,894	3,135	6,321	4,392	5,676
Depreciation and amortization	4,355	2,671	3,431	3,108	2,448
Bankruptcy-related expenses (benefit)(a)	55	385	(263)	919	3,536
Acquisition expenses(b)	2,331	—	959	—	—
E-commerce start-up costs	—	—	—	126	100
Pre-opening expenses(c)	1,071	1,201	1,441	774	322

Adjusted EBITDA	$51,462	$30,994	$59,039	$31,546	$17,326

(a)	We incurred certain costs related to our restructuring and emergence from Chapter 11 bankruptcy and included a liability as part of the reorganization value at August 14, 2009, the date of emergence from bankruptcy. Bankruptcy-related expenses are those amounts that are greater than the initial estimated restructuring costs, whereas bankruptcy-related benefits are those amounts that are less than the initial estimated costs. They are expensed as incurred.
(b)	Acquisition expenses for the 39 weeks ended November 2, 2013 relate to the costs associated with the acquisition of our ten previously operated stores in Montana, Oregon and Washington. Acquisition expenses for fiscal year 2012 relate to legal and consulting expenses related to potential merger and acquisition activity.
(c)	Pre-opening expenses include expenses incurred in the preparation and opening of a new store location, such as payroll, travel and supplies, but do not include the cost of the initial inventory or capital expenditures required to open a location. For the periods presented, these pre-opening costs were not concentrated in any quarter.
(3)

Net sales from a store are included in same store sales on the first day of the 13th full month following the store’s opening or acquisition by us. We exclude net sales from e-commerce from our calculation of same store sales, and for fiscal years consisting of 53 weeks, we exclude net sales during the 53rd week from our calculation of same store sales. The figures shown represent growth over the corresponding period in the prior fiscal year.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making a decision to invest in shares of our common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operation, cash flow and prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Our retail-based business model is impacted by general economic conditions in our markets, and ongoing economic and financial uncertainties may cause a decline in consumer spending that may adversely affect our business, operations, liquidity, financial results and stock price.

As a retail business that depends on consumer discretionary spending, we may be adversely affected if our customers reduce, delay or forego their purchases of our products as a result of continued job losses, bankruptcies, higher consumer debt and interest rates, higher energy and fuel costs, reduced access to credit, falling home prices, lower consumer confidence, uncertainty or changes in tax policies and tax rates and uncertainty due to national or international security concerns. Decreases in same store sales, customer traffic or average ticket sales negatively affect our financial performance, and a prolonged period of depressed consumer spending could have a material adverse effect on our business. Promotional activities and decreased demand for consumer products could affect profitability and margins. In addition, adverse economic conditions may result in an increase in our operating expenses due to, among other things, higher costs of labor, energy, equipment and facilities. Due to recent fluctuations in the U.S. economy, our sales, operating and financial results for a particular period are difficult to predict, making it difficult to forecast results to be expected in future periods. Any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition and could adversely affect our stock price.

Our concentration of stores in the Western United States makes us susceptible to adverse conditions in this region.

The majority of our stores are located in the Western United States, comprising Alaska, Arizona, California, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming. As a result, our operations are more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include regional economic and weather conditions, natural disasters, demographic and population changes and governmental regulations in the states in which we operate. Environmental changes and disease epidemics affecting fish or game populations in any concentrated region may also affect our sales. If a region with a concentration of our stores were to suffer an economic downturn or other adverse event, our operating results could suffer.

Competition in the outdoor activities and sporting goods market could reduce our net sales and profitability.

The outdoor activities and sporting goods market is highly fragmented and competitive. We compete directly or indirectly with the following types of companies:

•	independent, local specialty stores, often referred to as “mom & pops”;

•

other specialty retailers that compete with us across a significant portion of our merchandising categories through retail store, catalog or e-commerce businesses, such as Bass Pro Shops, Cabela’s and Gander Mountain;

•	large-format sporting goods stores and chains, such as Academy Sports + Outdoors and Dick’s Sporting Goods; and

•	mass merchandisers, warehouse clubs, discount stores, department stores and online retailers, such as Amazon, Target and Wal-Mart.

A few of our competitors have a larger number of stores, and some of them have a greater market presence, name recognition and financial, distribution, marketing and other resources than we have. In addition, if our competitors reduce their prices, we may have to reduce our prices in order to compete, which could harm our margins. Furthermore, some of our competitors may build new stores in or near our existing locations. As a result of this competition, we may need to spend more on advertising and promotion. Some of our mass merchandising competitors, such as Wal-Mart, do not currently compete in many of the product lines we offer. However, if these competitors were to begin offering a broader array of competing products, or if any of the other factors listed above occurred, our net sales could be reduced or our costs could be increased, resulting in reduced profitability.

If we fail to anticipate changes in consumer demands, including regional preferences, in a timely manner, our operating results could suffer.

Our products appeal to consumers who regularly hunt, camp, fish and participate in various shooting sports. The preferences of these consumers cannot be predicted with certainty and are subject to change. In addition, due to different game and fishing species and varied weather conditions found in different markets, it is critical that our stores stock products appropriate for their markets. Our success depends on our ability to identify product trends in a variety of markets as well as to anticipate, gauge and quickly react to changing consumer demands in these markets. We usually must order merchandise well in advance of the applicable selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends or changes in prices. If we misjudge either the market for our products or our customers’ purchasing habits, our net sales may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins and harm our operating results.

Our expansion into new, unfamiliar markets presents increased risks that may prevent us from being profitable in these new markets.

We intend to expand by opening stores in new markets, which may include small- to medium-sized markets and which may not have existing national outdoor sports retailers. As a result, we may have less familiarity with local customer preferences and encounter difficulties in attracting customers due to a reduced level of customer familiarity with our brand. Other factors that may impact our ability to open stores in new markets and operate them profitably, many of which are beyond our control, include:

•	our ability to identify suitable locations, including our ability to gather and assess demographic and marketing data to determine consumer demand for our products in the locations we select;

•	our ability to negotiate favorable lease agreements;

•	our ability to properly assess the profitability of potential new retail store locations;

•	our ability to secure required governmental permits and approvals;

•	our ability to hire and train skilled store operating personnel, especially management personnel;

•	the availability of construction materials and labor and the absence of significant construction delays or cost overruns;

•	our ability to provide a satisfactory mix of merchandise that is responsive to the needs of our customers living in the areas where new retail stores are built;

•	our ability to supply new retail stores with inventory in a timely manner;

•	our competitors building or leasing stores near our retail stores or in locations we have identified as targets for a new retail store;

•	consumer demand for our products, particularly firearms and ammunition, which drives traffic to our retail stores;

•	regional economic and other factors in the geographies in which we expand; and

•	general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.

Once we decide on a new market and find a suitable location, any delays in opening new stores could impact our financial results. It is possible that events, such as delays in the entitlements process or construction delays caused by permitting or licensing issues, material shortages, labor issues, weather delays or other acts of god, discovery of contaminants, accidents, deaths or injunctions, could delay planned new store openings beyond their expected dates or force us to abandon planned openings altogether. In addition, new retail stores typically generate lower operating margins because pre-opening expenses are expensed as they are incurred and because fixed costs, as a percentage of net sales, are higher. Furthermore, the substantial management time and resources which our retail store expansion strategy requires may result in disruption to our existing business operations, which may decrease our profitability.

As a result of the above factors, we cannot assure you that we will be successful in operating our stores in new markets on a profitable basis.

Our planned growth may strain our business infrastructure, which could adversely affect our operations and financial condition.

Over time, we expect to expand the size of our retail store network in new and existing markets. As we grow, we will face the risk that our existing resources and systems, including management resources, accounting and finance personnel and operating systems, may be inadequate to support our growth. We cannot assure you that we will be able to retain the personnel or make the changes in our systems that may be required to support our growth. Failure to secure these resources and implement these systems on a timely basis could have a material adverse effect on our operating results. In addition, hiring additional personnel and implementing changes and enhancements to our systems will require capital expenditures and other increased costs that could also have a material adverse impact on our operating results.

Our expansion in new markets may also create new distribution and merchandising challenges, including strain on our distribution facility, an increase in information to be processed by our management information systems and diversion of management attention from existing operations towards the opening of new stores and markets. To the extent that we are not able to meet these additional challenges, our sales could decrease and our operating expenses could increase.

Our ability to operate and expand our business and to respond to changing business and economic conditions will depend on the availability of adequate capital.

The operation of our business, the rate of our expansion and our ability to respond to changing business and economic conditions depend on the availability of adequate capital, which in turn depends on cash flow generated by our business and, if necessary, the availability of equity or debt capital. We will also need sufficient cash flow to meet our obligations under our existing debt agreements. We paid total cash interest on our credit facilities of $4.0 million and $5.0 million in fiscal year 2012 and fiscal year 2011, respectively, and our term loans require us to make quarterly principal payments of $0.6 million.

The amount that we are able to borrow and have outstanding under our revolving credit facility at any given time is subject to a borrowing base calculation, which is a contractual calculation equal to roughly (1) the lesser of (a) 90% of the net orderly liquidation value of our eligible inventory, and (b) 75% of the lower of cost or market value of our eligible inventory, plus (2) 90% of the eligible accounts receivable, less certain reserves against outstanding gift cards, layaway deposits and amounts outstanding under commercial letters of credit, each term as defined in the credit agreement for the revolving credit facility. As a result, our ability to borrow is subject to certain risks and uncertainties, such as a deterioration in the quality of our inventory (which is the largest asset in our borrowing base), a decline in sales activity and the collection of our receivables, which could reduce the funds available to us under our revolving credit facility.

We cannot assure you that our cash flow from operations or cash available under our revolving credit facility will be sufficient to meet our needs. If we are unable to generate sufficient cash flows from operations in the future, and if availability under our revolving credit facility is not sufficient, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all.

Our revolving credit facility and term loans contain restrictive covenants that may impair our ability to access sufficient capital and operate our business.

Our revolving credit facility and term loans contain various provisions that limit our ability to, among other things:

•	incur, create or assume certain indebtedness;

•	create, incur or assume certain liens;

•	make certain investments;

•	make sales, transfers and dispositions of certain property;

•	undergo certain fundamental changes, including certain mergers, liquidations and consolidations;

•	purchase, hold or acquire certain investments; and

•	declare or make certain dividends and distributions.

These covenants may affect our ability to operate and finance our business as we deem appropriate. If we are unable to meet our obligations as they become due or to comply with various financial covenants contained in the instruments governing our current or future indebtedness, this could constitute an event of default under the instruments governing our indebtedness.

If there were an event of default under the instruments governing our indebtedness, the holders of the affected indebtedness could declare all of that indebtedness immediately due and payable, which, in turn, could cause the acceleration of the maturity of all of our other indebtedness. We may not have sufficient funds available, or we may not have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, the terms of the financing may not be favorable to us. In addition, substantially all of our assets are subject to liens securing our revolving credit facility and term loans. If amounts outstanding under the revolving credit facility or term loans were accelerated, our lenders could foreclose on these liens and we could lose substantially all of our assets. Any event of default under the instruments governing our indebtedness could have a material adverse effect on our business, financial condition and results of operations.

Our same store sales may fluctuate and may not be a meaningful indicator of future performance.

Our same store sales may vary from quarter to quarter, and an unanticipated decline in net sales or same store sales may cause the price of our common stock to fluctuate significantly. A number of factors have historically affected, and will continue to affect, our same store sales results, including:

•	changes or anticipated changes to regulations related to some of the products we sell;

•	consumer preferences, buying trends and overall economic trends;

•	our ability to identify and respond effectively to local and regional trends and customer preferences;

•	our ability to provide quality customer service that will increase our conversion of shoppers into paying customers;

•	competition in the regional market of a store;

•	atypical weather;

•	changes in our product mix; and

•	changes in pricing and average ticket sales.

Our operating results are subject to seasonal fluctuations.

We experience moderate seasonal fluctuations in our net sales and operating results. On average over the last three fiscal years, we have generated 32.1% and 26.2% of our annual net sales in the third and fourth fiscal quarters, respectively, which includes the holiday selling season as well as the opening of the fall hunting season. We incur additional expenses in the third and fourth fiscal quarters due to higher purchase volumes and increased staffing in our stores. If, for any reason, we miscalculate the demand for our products or our product mix during the third or fourth fiscal quarters, our sales in these quarters could decline, resulting in higher labor costs as a percentage of sales, lower margins and excess inventory, which could cause our annual operating results to suffer and our stock price to decline. Due to our seasonality, the possible adverse impact from other risks associated with our business, including atypical weather, consumer spending levels and general business conditions, is potentially greater if any such risks occur during our peak sales seasons.

We rely on a single distribution center for our business, and if there is a natural disaster or other serious disruption at such facility, we may be unable to deliver merchandise effectively to our stores or customers.

We rely on a single distribution center in Salt Lake City, Utah for our business. Any natural disaster or other serious disruption at such facility due to fire, tornado, earthquake, flood or any other cause could damage our on-site inventory or impair our ability to use such distribution center. While we maintain business interruption insurance, as well as general property insurance, the amount of insurance coverage may not be sufficient to cover our losses in such an event. Any of these occurrences could impair our ability to adequately stock our stores or fulfill customer orders and harm our operating results.

Any disruption of the supply of products from our vendors could have an adverse impact on our net sales and profitability.

We cannot predict when, or the extent to which, we will experience any disruption in the supply of products from our vendors. Any such disruption could negatively impact our ability to market and sell our products and serve our customers, which could adversely impact our net sales and profitability.

We depend on merchandise purchased from our vendors to obtain products for our stores. We have no contractual arrangements providing for continued supply from our key vendors, and our vendors may discontinue selling to us at any time. Changes in commercial practices of our key vendors or manufacturers, such as changes in vendor support and incentives or changes in credit or payment terms, could also negatively impact our results. If we lose one or more key vendors or are unable to promptly replace a vendor that is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products at comparable prices, we may not be able to offer products that are important to our merchandise assortment.

We also are subject to risks, such as the price and availability of raw materials and fabrics, labor disputes, union organizing activity, strikes, inclement weather, natural disasters, war and terrorism and adverse general economic and political conditions, that might limit our vendors’ ability to provide us with quality merchandise on a timely and cost-efficient basis. We may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and more expensive than those we currently purchase. Any delay or failure in offering products to our customers could have a material adverse impact on our net sales and profitability.

In addition, the SEC has adopted rules regarding disclosure of the use of conflict minerals (commonly referred to as tantalum, tin, tungsten and gold), which are mined from the Democratic Republic of the Congo and surrounding countries. We expect to incur costs to design and implement a process to discover the origin of the tantalum, tin, tungsten and gold used in the products we sell, and may incur costs to audit our conflict minerals disclosures. Our reputation may also suffer if the products we sell contain conflict minerals originating in the Democratic Republic of the Congo or surrounding countries.

Political and economic uncertainty and unrest in foreign countries where our merchandise vendors are located and trade restrictions upon imports from these foreign countries could adversely affect our ability to source merchandise and operating results.

In fiscal year 2012, approximately 1.3% of our merchandise was imported directly from vendors located in foreign countries, with a substantial portion of the imported merchandise being obtained directly from vendors in China and El Salvador. In addition, we believe that a significant portion of our domestic vendors obtain their products from foreign countries that may also be subject to political and economic uncertainty. We are subject to risks and uncertainties associated with changing economic, political and other conditions in foreign countries where our vendors are located, such as:

•	increased import duties, tariffs, trade restrictions and quotas;

•	work stoppages;

•	economic uncertainties;

•	adverse foreign government regulations;

•	wars, fears of war and terrorist attacks and organizing activities;

•	adverse fluctuations of foreign currencies;

•	natural disasters; and

•	political unrest.

We cannot predict when, or the extent to which, the countries in which our products are manufactured will experience any of the above events. Any event causing a disruption or delay of imports from foreign locations would likely increase the cost or reduce the supply of merchandise available to us and would adversely affect our operating results.

In addition, trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against clothing items, as well as U.S. or foreign labor strikes, work stoppages or boycotts could increase the cost or reduce the supply of merchandise available to us or may require us to modify our current business practices, any of which could hurt our profitability.

Finally, potential changes in federal restrictions on the importation of firearms and ammunition products could affect our ability to acquire certain popular brands of firearms and ammunition products from importers and wholesalers, which could negatively impact our net sales until replacements in the United States can be obtained, if at all.

A failure in our e-commerce operations, security breaches and cybersecurity risks could disrupt our business and lead to reduced sales and growth prospects and reputational damage.

Our e-commerce business is an important element of our brand and relationship with our customers, and we expect it to continue to grow. In addition to changing consumer preferences and shifting traffic patterns and buying trends in e-commerce, we are vulnerable to additional risks and uncertainties associated with e-commerce sales, including rapid changes in technology, website downtime and other technical failures, security breaches, cyber attacks, consumer privacy concerns, changes in state tax regimes and government regulation of internet activities. Our failure to successfully respond to these risks and uncertainties could reduce our e-commerce sales, increase our costs, diminish our growth prospects and damage our brand, which could negatively impact our results of operations and stock price.

In addition, there is no guarantee that we will be able to expand our e-commerce business. Many of our competitors already have e-commerce businesses that are substantially larger and more developed than ours, which places us at a competitive disadvantage. In addition, there are regulatory restrictions on the sale of approximately 30% of our product offerings, such as ammunition, certain cutlery, firearms, propane and reloading powder. If we are unable to expand our e-commerce business, our growth plans will suffer and the price of our common stock could decline.

We do not collect sales taxes in some jurisdictions, which could result in substantial tax liabilities and cause our future e-commerce sales to decrease.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state retailers. We believe that these initiatives are inconsistent with the United States Supreme Court’s holding that states, absent congressional legislation, may not impose tax collection obligations on out-of-state e-commerce businesses unless the out-of-state e-commerce business has nexus with the state. A successful assertion by one or more states requiring us to collect taxes where we do not do so could result in substantial tax liabilities, including for past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state e-commerce businesses who participate in e-commerce could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future e-commerce sales, which could have a material adverse impact on our business and results of operations.

We rely on a single third-party provider to maintain and operate certain aspects of our e-commerce operations, and disruptions with the provider or in the services it provides to us could harm our reputation, operations or financial results.

We have contracted with a single third party to operate and host our website at www.sportsmanswarehouse.com and provide related fulfillment and customer service. We rely on that party’s operational, privacy and security procedures and controls to operate and host our e-commerce business.

Failure by this third party to adequately service these aspects of our e-commerce business could result in a prolonged disruption that affects our customers’ ability to use our website or receive product in a timely manner. As a result, we may lose customer sales and experience increased costs, which could harm our reputation, operations or financial results.

Current and future government regulations, in particular regulations relating to the sale of firearms and ammunition, may negatively impact the demand for our products and our ability to conduct our business.

We operate in a complex regulatory and legal environment that could negatively impact the demand for our products and expose us to compliance and litigation risks, which could materially affect our operations and financial results. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that affect our business and demand for our products include:

•

federal, state or local laws and regulations or executive orders that prohibit or limit the sale of certain items we offer, such as firearms, black powder firearms, ammunition, bows, knives and similar products;

•

the Bureau of Alcohol, Tobacco, Firearms and Explosives, or the ATF, regulations, audit and regulatory policies that impact the process by which we sell firearms and ammunition and similar policies of state agencies that have concurrent jurisdiction, such as the California Department of Justice;

•	laws and regulations governing hunting and fishing;

•	laws and regulations relating to the collecting and sharing of non-public customer information;

•	laws and regulations relating to consumer products, product liability or consumer protection, including regulation by the Consumer Product Safety Commission and similar state regulatory agencies;

•	laws and regulations relating to the manner in which we advertise, market or sell our products;

•	labor and employment laws, including wage and hour laws;

•	U.S. customs laws and regulations pertaining to proper item classification, quotas and the payment of duties and tariffs; and

•	Federal Trade Commission, or FTC, regulations governing the manner in which orders may be solicited and prescribing other obligations in fulfilling orders and consummating sales.

Over the past several years, bills have been introduced in the United States Congress that would restrict or prohibit the manufacture, transfer, importation or sale of certain calibers of handgun ammunition, impose a tax and import controls on bullets designed to penetrate bullet-proof vests, impose a special occupational tax and registration requirements on manufacturers of handgun ammunition and increase the tax on handgun ammunition in certain calibers. Because we carry these products, such legislation could, depending on its scope, materially harm our sales.

Additionally, state and local governments have proposed laws and regulations that, if enacted, would place additional restrictions on the manufacture, transfer, sale, purchase, possession and use of firearms, ammunition and shooting-related products. For example, in response to the Sandy Hook Elementary shooting in Newtown, Connecticut and other incidents in the United States, several states, such as Colorado, Connecticut, Maryland, New Jersey, and New York, have enacted laws and regulations that limit access to and sale of certain firearms in ways more restrictive than federal laws. Other state or local governmental entities may continue to explore similar legislative or regulatory restrictions that could prohibit the manufacture, sale, purchase, possession or use of firearms and ammunition. In New York and Connecticut, mandatory screening of ammunition purchases is now required. In addition, California and the District of Columbia have adopted requirements for microstamping (that is, engraving the handgun’s serial number on the firing pin of new handguns), and at least seven other states and the United States Congress have introduced microstamping legislation for certain firearms. Lastly, some states prohibit the sale of guns without internal or external locking mechanisms, and several states are considering mandating certain design features on safety grounds, most of which would be applicable only to handguns. Other state or local governmental entities may also explore similar legislative or regulatory initiatives that may further restrict the manufacture, sale, purchase, possession or use of firearms, ammunition and shooting-related products.

The regulation of firearms, ammunition and shooting-related products may become more restrictive in the future. Changes in these laws and regulations or additional regulation, particularly new laws or increased regulations regarding sales and ownership of firearms and ammunition, could cause the demand for and sales of our products to decrease and could materially adversely impact our net sales and profitability. Sales of firearms represent a significant percentage of our net sales and are critical in drawing customers to our stores. A substantial reduction in our sales or margins on sales of firearms and firearm related products due to the establishment of new regulations could harm our operating results. Moreover, complying with increased or changed regulations could cause our operating expenses to increase.

We may incur costs from litigation relating to products that we sell, particularly firearms and ammunition, which could adversely affect our net sales and profitability.

We may incur damages due to lawsuits relating to products we sell, including lawsuits relating to firearms, ammunition, tree stands and archery equipment. We may incur losses due to lawsuits, including potential class actions, relating to our performance of background checks on firearms purchases and compliance with other sales laws as mandated by state and federal law. We may also incur losses from lawsuits relating to the improper use of firearms or ammunition sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from manufacturers and retailers of firearms and ammunition. Our insurance coverage and the insurance provided by our vendors for certain products they sell to us may be inadequate to cover claims and liabilities related to products that we sell. In addition, claims or lawsuits related to products that we sell, or the unavailability of insurance for product liability claims, could result in the elimination of these products from our product line, thereby reducing net sales. If one or more successful claims against us are not covered by or exceed our insurance coverage, or if insurance coverage is no longer available, our available working capital may be impaired and our operating results could be materially adversely affected. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our profitability and on future premiums we would be required to pay on our insurance policies.

If we fail to maintain the strength and value of our brand, our net sales are likely to decline.

Our success depends on the value and strength of the Sportsman’s Warehouse brand. The Sportsman’s Warehouse name is integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide high quality merchandise and a consistent, high quality customer experience. Our brand could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity. Any of these events could result in decreases in net sales.

Our inability or failure to protect our intellectual property could have a negative impact on our operating results.

Our trademarks, service marks, copyrights, patents, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our net sales. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our operating results.

Unauthorized disclosure of sensitive or confidential customer information could harm our business and standing with our customers.

The protection of our customer, employee and company data is critical to us. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential customer information, such as payment card and personally identifiable information. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us or our vendors, could damage our reputation, expose us to risk of litigation and liability, disrupt our operations and harm our business.

Our computer hardware and software systems are vulnerable to damage that could harm our business.

Our success, in particular our ability to successfully manage inventory levels, largely depends upon the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information and aggregate daily sales, margin and promotional information. These systems are vulnerable to damage or interruption from:

•	fire, flood, tornado and other natural disasters;

•

power loss, computer system failures, internet and telecommunications or data network failures, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events;

•	hacking by third parties and computer viruses; and

•	upgrades, installations of major software releases and integration with new systems.

Any failure that causes an interruption in our systems processing could disrupt our operations and result in reduced sales. We have centralized the majority of our computer systems in our corporate office. It is possible that an event or disaster at our corporate office could materially and adversely affect the performance of our company and the ability of each of our stores to operate efficiently.

Our private brand offerings expose us to various risks.

We expect to continue to grow our exclusive private brand offerings through a combination of brands that we own and brands that we license from third parties. We have invested in our development and procurement resources and marketing efforts relating to these private brand offerings. Although we believe that our private brand products offer value to our customers at each price point and provide us with higher gross margins than comparable third-party branded products we sell, the expansion of our private brand offerings also subjects us to certain specific risks in addition to those discussed elsewhere in this section, such as:

•	potential mandatory or voluntary product recalls;

•	our ability to successfully protect our proprietary rights (including defending against counterfeit, knock offs, grey-market, infringing or otherwise unauthorized goods);

•	our ability to successfully navigate and avoid claims related to the proprietary rights of third parties;

•

our ability to successfully administer and comply with obligations under license agreements that we have with the licensors of brands, including, in some instances, certain minimum sales requirements that, if not met, could cause us to lose the licensing rights or pay damages; and

•	other risks generally encountered by entities that source, sell and market exclusive branded offerings for retail.

An increase in sales of our private brands may also adversely affect sales of our vendors’ products, which may, in turn, adversely affect our relationship with our vendors. Our failure to adequately address some or all of these risks could have a material adverse effect on our business, results of operations and financial condition.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results and financial condition could suffer.

Our performance depends largely on the leadership efforts and abilities of our executive officers and other key employees. We have entered into employment agreements with John V. Schaefer, our President and Chief Executive Officer, and Kevan P. Talbot, our Chief Financial Officer and Secretary. None of our other employees have an employment agreement with us. If we lose the services of one or more of our key employees, we may not be able to successfully manage our business or achieve our growth objectives. As our business grows, we will need to attract and retain additional qualified personnel in a timely manner.

Our business depends on our ability to meet our labor needs.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including district managers, store managers, department managers and sales associates, who understand and appreciate our outdoor culture and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas, and the turnover rate in the retail industry is high. If we are unable to hire and retain sales associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our business could be materially adversely affected. Although none of our employees is currently covered by collective bargaining agreements, our employees may elect to be represented by labor unions in the future, which could increase our labor costs. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. An inability to recruit and retain a sufficient number of qualified individuals in the future may delay the planned openings of new stores. Any such delays, any material increases in employee turnover rates at existing stores or any increases in labor costs could have a material adverse effect on our business, financial condition or operating results.

Increases in the minimum wage could adversely affect our financial results.

From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in a number of individual states. Base wage rates for some of our employees are at or slightly above the minimum wage. As federal or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly employees as well. Any increase in the cost of our labor could have an adverse effect on our operating costs, financial condition and results of operations.

We may pursue strategic acquisitions or investments, and the failure of an acquisition or investment to produce the anticipated results or the inability to fully integrate the acquired companies could have an adverse impact on our business.

We may from time to time acquire or invest in complementary companies, businesses or assets. The success of such acquisitions or investments will be based on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors relating to the respective business or assets. Our acquisitions or investments may not produce the results that we expect at the time we enter into or complete the transaction. For example, we may not be able to capitalize on previously anticipated synergies. Furthermore, acquisitions may result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or write-offs of goodwill or other intangibles, any of which could harm our financial condition or results of operations. We also may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, supply chain and other operations, which could adversely affect our business. Acquisitions may also result in the diversion of our capital and our management’s attention from other business issues and opportunities.

A proposed new standard for lease accounting may significantly impact the timing and amount in which we report our lease expense.

In August 2010, the Financial Accounting Standards Board, or FASB, and the International Accounting Standards Board, or IASB, issued an exposure draft that proposes substantial changes to existing lease accounting that would affect all lease arrangements. Subsequent meetings of the joint committee of the FASB and the IASB have made further changes to the proposed lease accounting.

Under the current proposed accounting model, lessees would be required to record an asset representing the right-to-use the leased item for the lease term, or right-of-use asset, and a corresponding liability to make lease payments. The right-of-use asset and liability incorporate the rights arising under the lease and are based on the lessee’s assessment of expected payments to be made over the lease term. The proposed model requires measuring these amounts at the present value of the future expected payments. For the majority of our leases, we expect that the lease expense would include the amortization of the right-of-use asset and the recognition of interest expense based upon the lessee’s incremental borrowing rate (or the rate implicit in the lease, if known) on the repayment of the lease obligation.

The FASB issued a revised lease accounting exposure draft in May 2013. A proposed effective date has not yet been announced. The FASB and IASB will consider comment letters on the revised exposure draft and are expected to issue a final standard in 2014. Currently, management is unable to assess the impact the adoption of the new final lease standard will have on our financial statements. Although we believe the presentation of our financial statements will likely change, including the pattern of lease expense recognition, we do not believe the accounting pronouncement will change the fundamental economic reasons for which we lease our stores.

We may not achieve projected goals and objectives in the time periods that we anticipate or announce publicly, which could harm our business and cause the price of our common stock to decline.

We set targets and timing to accomplish certain objectives regarding our business. We have included some of these targets in this prospectus and may make similar future public statements. For example, we state in this prospectus that:

•	we currently plan to open eight new stores in fiscal year 2014 and, for the next several years thereafter, intend to grow our store base at a rate of eight to twelve stores annually; and

•

we target a minimum 10% four-wall Adjusted EBITDA margin and a minimum return on invested capital of 50% excluding initial inventory cost (or 20% including initial inventory cost) in the first twelve months of operation for a new store.

This prospectus also includes other forecasts and targets. These forecasts and targets are based on our current expectations. We may not achieve these forecasts and targets, and the actual achievement and timing of these events can vary due to a number of factors, including currently unforeseen matters and matters beyond our control. You should not unduly rely on these forecasts or targets in deciding whether to invest in our common stock.

Risks Related to Our Common Stock and this Offering

Seidler will beneficially own approximately     % of our common stock after this offering, and its interests may conflict with or differ from your interests as a stockholder.

After the completion of this offering, Seidler will beneficially own approximately     % of our common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). As a result, Seidler will have significant influence over the election of all of our directors and the approval of significant corporate transactions that require the approval of our board of directors or stockholders, such as mergers and the sale of substantially all of our assets. So long as Seidler continues to own a significant amount of the outstanding shares of our common stock, it will have the ability to exert significant influence over our corporate decisions. Seidler may act in a manner that advances its best interests and not necessarily those of other stockholders, including investors in this offering, by, among other things:

•	delaying, deferring or preventing a change in control transaction;

•	entrenching our management and/or our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

Additionally, Seidler is in the business of making investments in companies and may in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or our suppliers or customers. Seidler may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Seidler and the members of our board of directors who are affiliated with Seidler, by the terms of our certificate of incorporation to be in effect upon completion of this offering, will not be required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors. We, by the terms of our certificate of incorporation to be in effect upon completion of this offering, will expressly renounce any interest in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so, unless such opportunity is expressly offered to any director or officer in his or her capacity as our director or officer. Our certificate of incorporation to be in effect upon completion of this offering cannot be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment. Seidler or its affiliates may also acquire competing businesses that may not be attractive to us, and have no obligation to refrain from acquiring competing businesses. Any competition could intensify if an affiliate or subsidiary of Seidler were to enter into or acquire a business similar to our specialty retail operations. Seidler or its affiliates may enter into or acquire a competing business in the future.

We will be a “controlled company” within the meaning of The NASDAQ Stock Market corporate governance standards and, as a result, will qualify for, and intend to rely on, exemptions from some of the corporate governance requirements that provide protection to stockholders of other companies.

Upon the completion of this offering, affiliates of Seidler will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of The NASDAQ Stock Market corporate governance standards. As a controlled company, we will be exempt from some of The NASDAQ Stock Market corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of “independent directors” as defined under The NASDAQ Stock Market corporate governance standards;

•

our director nominees be selected, or recommended for our board of directors’ selection, either (1) by a majority of independent directors in a vote by independent directors, pursuant to a nominations process adopted by a board resolution, or (2) by a nominating and governance committee comprised solely of independent directors with a written charter addressing the nominations process; and

•

the compensation of our executive officers be determined, or recommended to the board for determination, by a majority of independent directors in a vote by independent directors, or by a compensation committee comprised solely of independent directors.

Following this offering, a majority of our board of directors will consist of independent directors and we will have an audit committee and a compensation committee comprised solely of independent directors. However, our nominating and governance committee will not be comprised solely of independent directors. As long as we are a “controlled company,” we could avail ourselves of any of the exemptions described above even if we will not be relying upon them immediately after completion of this offering. Accordingly, for so long as we are a “controlled company,” you may not have the same protections afforded to stockholders of companies that are subject to all of The NASDAQ Stock Market corporate governance standards.

Our bylaws and our certificate of incorporation to be in effect upon completion of this offering will contain, and Delaware law contains, provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of Delaware law and our bylaws and amended and restated certificate of incorporation to be in effect upon completion of this offering may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	establishing a classified board of directors;

•	providing that directors may be removed only for cause once Seidler owns shares of our common stock representing less than a majority of the outstanding shares of our capital stock;

•	not providing for cumulative voting in the election of directors;

•	requiring at least a supermajority vote of our stockholders to amend our bylaws or certain provisions of our certificate of incorporation;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;

•	prohibiting stockholder action by written consent once Seidler owns less than a majority of the outstanding shares of our common stock; and

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders.

In addition, we will be subject to Section 203 of the Delaware General Corporation Law once Seidler ceases to beneficially own at least 15% of the total voting power of our then-outstanding shares of common stock. In general, subject to some exceptions, Section 203 prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” (which is generally defined as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation), for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. The existence of the foregoing provisions and anti-takeover measures, as well as the significant common stock beneficially owned by Seidler, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby potentially reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Prior to this offering, no public market for our common stock existed, and an active market for our common stock may not develop, which could make it difficult for you to sell your shares of common stock and could have a material adverse effect on the value of your investment.

Prior to this offering, there has been no public market for shares of our common stock. Following this offering, we anticipate that our shares of common stock will trade on The NASDAQ Global Select Market under the symbol “SPWH.” However, we cannot assure you that an active public trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be active or sustained. Accordingly, we cannot assure you of the liquidity of any such market, your ability to sell your shares of common stock or the prices that you may obtain for any sale of your shares of common stock. As a result, you could lose all or part of your investment.

We expect that the price of our common stock will fluctuate.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects, including seasonal fluctuations in our financial performance;

•	conditions that impact demand for our products;

•	the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission, or the SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in federal and state government regulation;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival or departure of key personnel;

•	sales of common stock by us or members of our management team; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and distract our management.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may cause the trading price of our common stock to decline.

If our existing stockholders sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline below the initial public offering price. We will have outstanding                 shares of common stock immediately after this offering (or                  shares if the underwriters exercise their option to purchase additional shares in full). Only the shares of our common stock sold in this offering and not subsequently held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be immediately freely tradable, without restriction, in the public market.

Our executive officers, directors and holders of our common stock and restricted nonvoting common stock prior to consummation of this offering will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 180 days after the date of this prospectus, subject to extension in limited circumstances, may not, without the prior written consent of the representatives of the underwriters, (1) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any class of our common equity or any securities convertible into or exchangeable or exercisable for any class of our common equity (which we refer to as lock-up securities), enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any lock-up securities, whether any such aforementioned transaction is to be settled by delivery of the any lock-up securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement or (2) make any demand for or exercise any right with respect to, the registration of any lock-up securities.

Upon the expiration of the contractual lock-up agreements pertaining to this offering, 180 days from the date of this prospectus, up to an additional                 shares of common stock will be eligible for sale in the public market,                 of which will be held by directors, executive officers and other affiliates and will be subject to the notice, manner of sale, public information and volume limitations under Rule 144 under the Securities Act. Seidler will have demand and piggyback rights that will, subject to certain conditions, require us to register with the SEC any shares of our common stock beneficially owned by Seidler. If we register the resale of any of these shares of common stock, Seidler would be able to sell those shares freely in the public market.

In addition, the shares that may be issued with respect to our outstanding restricted stock units or that may be granted in the future under our 2013 Performance Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the contractual lock-up agreements and Rules 144 and 701 under the Securities Act. After this offering, we intend to register the issuance of shares of our common stock that we may grant in the future under our 2013 Performance Incentive Plan. Once we register the offer and sale of these shares, those shares can be freely sold in the public market upon issuance, subject to any vesting or contractual lock-up agreements.

If any of these additional shares are sold, or the market perceives that they will be sold, the trading price of our common stock could decline.

You will experience immediate dilution.

If you purchase shares of our common stock in this initial public offering, you will experience immediate dilution of $         per share, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus. You will be diluted because the assumed initial public offering price is greater than the pro forma as adjusted net tangible book value per share of our common stock, after giving effect to the conversion of restricted nonvoting common stock to common stock and this offering. You will experience additional dilution upon the grant or payment of awards in shares of our common stock, which have been, and continue to be, granted under our 2013 Performance Incentive Plan.

We are an EGC within the meaning of the JOBS Act, and the reduced reporting requirements applicable to EGCs may make our common stock less attractive to investors.

Because we qualify as an EGC under the JOBS Act, we have elected to comply with some of the reduced disclosure and other reporting requirements available to us as an EGC in connection with our initial public offering, and for a period of up to five years following our initial public offering if we remain an EGC. For example, we have provided only two fiscal years of audited financial information and have provided scaled-down disclosure on executive compensation, such as not including a “Compensation Discussion and Analysis” in this prospectus, in connection with our initial public offering. In addition, for as long as we remain an EGC, we are not subject to certain governance requirements, such as holding a “say-on-pay” and “say-on-golden-parachute” advisory votes, and we do not need to obtain an annual attestation report on our internal control over financial reporting from a registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could be an EGC for a period up to the end of the fifth fiscal year after our initial public offering, although we will cease to be an EGC earlier than this five-year period if our total annual gross revenues equal or exceed $1 billion in a fiscal year, if we issue more than $1 billion in non-convertible debt over a three-year period or if we become a “large accelerated filer” (which requires, among other things, the market value of our common stock held by non-affiliates to be at least $700 million as of the last business day of our second fiscal quarter of any fiscal year).

Accordingly, you are not receiving the same level of disclosure in connection with the decision to invest in our initial public offering as you would be afforded in an initial public offering of a non-EGC, and, following our initial public offering for up to five fiscal years, our stockholders may not receive the same level of disclosure that is afforded to stockholders of a non-EGC. It is possible that investors will find our common stock to be less attractive because we have elected to comply with the reduced disclosure and other reporting requirements available to us as an EGC, which could adversely affect the trading market for our common stock and the prices at which you may be able to sell your common stock.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and

Consumer Protection Act of 2010 and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and proxy or information statements in connection with matters upon which our stockholders may vote. As a result of our public disclosure of information in this prospectus and in future filings required of a public company, our business and financial condition will become more visible, which could result in threatened or actual litigation, or other adverse actions taken by competitors and other third parties. In addition, our management team has limited experience managing a public company or complying with the increasingly complex laws pertaining to public companies, and a number of our current directors have limited experience serving on the boards of public companies. The time and resources necessary to comply with the requirements of being a public company and contend with any action that might be brought against us as a result of publicly available information could divert our resources and the attention of our management and adversely affect our business, financial condition and results of operations.

If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be adversely affected.

As a public company, we will be required to implement and maintain effective internal control over financial reporting and to disclose any material weaknesses identified in our internal controls. Our management will be required to furnish an annual report regarding the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, beginning with our annual report on Form 10-K for fiscal year 2015 (to be filed in 2016). Currently, we are in the process of refining, implementing and testing the internal controls required to comply with Section 404. If we identify material weaknesses in our internal control over financial reporting, if we fail to comply with the requirements of Section 404 in a timely manner or if we are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected. We could also become subject to investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities, which could require additional financial and management resources.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and any contractual provisions, including under the credit agreements governing our term loans and revolving credit facility and agreements governing any additional indebtedness we may incur in the future, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our board of directors deems relevant. Further, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under our existing or future indebtedness. All of our business operations are conducted through our wholly owned subsidiaries, Sportsman’s Warehouse, Inc. and Minnesota Merchandising Corporation and their subsidiaries. The ability of Sportsman’s Warehouse, Inc. and Minnesota Merchandising Corporation to pay dividends to us, and our ability to pay dividends on our capital stock, is limited by our term loans. Our revolving credit facility also limits our ability to pay dividends on our capital stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Accordingly, if you purchase shares in this offering, you may not realize any returns on your investment unless the price of our common stock appreciates, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

If securities or industry analysts publish inaccurate or unfavorable research about us, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research reports that securities or industry analysts publish about us, our business and our industry. Assuming we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about us, our business or our industry, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from our initial public offering. Assuming we obtain a waiver from Wells Fargo, which we intend to seek before completion of this offering, of the requirement that we use the proceeds from this offering to repay amounts outstanding under the revolving credit facility, we will have broad discretion in the application of this capital and intend to use it for the repayment of $             million of the principal amount outstanding under our term loans, with any remaining proceeds to be used for general corporate purposes. We may spend or invest these funds in a manner with which you disapprove or that may not be profitable. Our failure to apply the net proceeds effectively could harm our business and financial condition. Pending the use of the net proceeds, we may invest the net proceeds in a manner that does not produce income or that loses value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. These statements concern our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition, which are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements may include words such as “aim,” “anticipate,” “assume,” “believe,” “can have,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “likely,” “may,” “objective,” “plan,” “potential,” “positioned,” “predict,” “should,” “target,” “will,” “would” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events or trends. For example, all statements we make relating to our plans and objectives for future operations, growth or initiatives and strategies are forward-looking statements.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions. These statements are not guarantees of future performance or developments and involve known and unknown risks, uncertainties and other factors that are in many cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations. Factors that may cause such differences include, but are not limited to, the risks described under the “Risk Factors” section of this prospectus beginning on page 14, including:

•	our retail-based business model is impacted by general economic conditions and economic and financial uncertainties may cause a decline in consumer spending;

•	our concentration of stores in the Western United States makes us susceptible to adverse conditions in this region, which could affect our sales and cause our operating results to suffer;

•	we operate in a highly fragmented and competitive industry and may face increased competition;

•	we may not be able to anticipate, identify and respond to changes in consumer demands, including regional preferences, in a timely manner;

•	we may not be successful in operating our stores in any existing or new markets into which we expand; and

•	current and future government regulations, in particular regulations relating to the sale of firearms and ammunition, may impact the demand for our products and our ability to conduct our business.

The above is not a complete list of factors or events that could cause actual results to differ from our expectations, and we cannot predict all of them. We derive many of our forward-looking statements from our own operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution predicting the impact of known factors is very difficult, and we cannot anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus and otherwise in the context of these risks and uncertainties.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on any forward-looking statements we make. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements publicly, whether as a result of new information, future developments or otherwise.

MARKET AND INDUSTRY DATA

Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of our estimates based on data and reports compiled by U.S. government and industry sources and professional organizations, including the NSGA, and on our management’s knowledge of our business and markets. While we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their option to purchase additional shares in full, we estimate additional net proceeds of approximately $         million. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder, including any shares sold by the selling stockholder in connection with the exercise of the underwriters’ option to purchase additional shares.

Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, by approximately $         million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, by approximately $         million, assuming the initial public offering price per share remains the same.

We intend to use the net proceeds from this offering to repay $             million of the principal amount outstanding under our term loans, with any remaining proceeds to be used for general corporate purposes. Pending any specific application, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market funds, commercial paper or guaranteed obligations of the U.S. government.

Our $235.0 million term loan facility consists of a $185.0 million tranche and a $50.0 million tranche, each with a scheduled maturity date of August 20, 2019. As of November 2, 2013, there was $234.4 million outstanding under the term loans. The term loans bear interest at a rate per annum equal to the one-, two-, three-, or six-month LIBOR (or, if available to all relevant lenders, the nine- or 12-month LIBOR), as defined in the term loan agreement, at our election, which cannot be less than 1.25%, plus an applicable margin of 6.00% and 10.75% for the $185.0 million tranche and $50.0 million tranche, respectively. Since LIBOR has been less than 1.25% since the inception of the term loans through November 2, 2013, the interest rates have been fixed at 7.25% and 12.0% on the $185.0 million tranche and $50.0 million tranche, respectively.

Our revolving credit facility requires us to use the proceeds from this offering to repay all amounts outstanding under the revolving credit facility. We intend to seek a waiver from Wells Fargo, the lender under our revolving credit facility, of this requirement prior to completion of this offering because we intend to use some of the proceeds to repay amounts outstanding under our term loans.

DIVIDEND POLICY

We declared and paid dividends on our common stock and restricted nonvoting common stock of $1.81 per share in October 2012 (with respect to our common stock) and November 2012 (with respect to our restricted nonvoting common stock), totaling approximately $21.0 million. We also declared and paid dividends on our common stock and restricted nonvoting common stock of $8.57 per share in November 2012, totaling approximately $99.2 million, and $8.73 per share in August 2013, totaling approximately $101.1 million. We did not declare or pay any dividends on our common stock or our restricted nonvoting common stock during fiscal year 2011.

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and any contractual provisions, including under the credit agreements governing our term loans and revolving credit facility and agreements governing any additional indebtedness we may incur in the future, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our board of directors deems relevant. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under our existing or future indebtedness. All of our business operations are conducted through our wholly owned subsidiaries, Sportsman’s Warehouse, Inc. and Minnesota Merchandising Corporation and their subsidiaries. The ability of Sportsman’s Warehouse, Inc. and Minnesota Merchandising Corporation to pay dividends to us, and our ability to pay dividends on our capital stock, is limited by our term loans. Our revolving credit facility also limits our ability to pay dividends on our capital stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of November 2, 2013 on:

•	an actual basis; and

•	a pro forma as adjusted basis to give effect to:

•	the adoption of our amended and restated certificate of incorporation upon completion of this offering;

•	the conversion of all of the outstanding shares of restricted nonvoting common stock into the same number of shares of common stock upon the completion of this offering; and

•

the sale by us of                     shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and our estimated offering expenses.

You should read the following table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Operating Data.”

	As of November 2, 2013
	Actual	Pro Forma As Adjusted(1)
	(dollars in thousands, except per share amounts)
Cash and cash equivalents	$405	$

Long-term debt (including current portion):
Senior secured revolving credit facility	$57,313	$
Senior secured term loans, net of discount	231,597

Total long-term debt (including current portion)	288,910

Stockholders’ equity (deficit):
Common stock, $0.01 par value per share; 9,600,000 and shares authorized, actual and pro forma as adjusted, respectively; 9,500,000 and shares issued and outstanding, actual and pro forma as adjusted, respectively	1
Restricted nonvoting common stock, $0.01 par value per share; 2,400,000 and shares authorized, actual and pro forma as adjusted, respectively; 2,078,103 and no shares issued and outstanding, actual and pro forma as adjusted, respectively	21		—
Additional paid-in capital	—
Accumulated deficit	(128,592)		(128,592)

Total stockholders’ (deficit) equity	(128,570)

Total capitalization	$160,340	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid in capital, stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, by approximately $ million, assuming the initial public offering price per share remains the same.

DILUTION

If you invest in shares of our common stock in this offering, you will experience immediate dilution to the extent of the difference between the initial public offering price per share you pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering. After giving effect to the conversion of all of the outstanding shares of restricted nonvoting common stock into the same number of shares of common stock, which will occur upon the completion of this offering, our net tangible book deficiency as of November 2, 2013 would have been $136.6 million, or $11.80 per share of common stock. We calculate net tangible book value or deficiency per share of our common stock by subtracting our total liabilities from our total tangible assets, and dividing the result by the number of shares of common stock.

After giving further effect to this offering, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book deficiency as of November 2, 2013 would have been approximately $             million, or $             per share of our common stock. This represents an immediate decrease in as adjusted net tangible book deficiency to our existing stockholders of $             per share, and an immediate dilution of $             per share to new investors who purchase shares of our common stock in this offering.

The following table illustrates the per share dilution to new investors purchasing shares of our common stock in the offering:

Assumed initial public offering price per share (based on the midpoint of the price range set forth on the cover page of this prospectus)		$
Net tangible book deficiency per share as of November 2, 2013 (after giving effect to the conversion of our restricted nonvoting common stock into shares of common stock)	$(11.80)
Increase in net tangible book value per share attributable to new investors purchasing shares in the offering

Pro forma as adjusted net tangible book deficiency per share after the offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price per share would (decrease) increase our pro forma as adjusted net tangible book deficiency by approximately $        , or $         per share, and would increase (decrease) dilution to investors in this offering by $         per share, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same. A (decrease) increase of 1,000,000 in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book deficiency by approximately $        , or $             per share, and would decrease (increase) dilution to investors in this offering by $         per share, assuming the initial public offering price per share remains the same.

Subsequent to November 2, 2013, there were restricted stock units outstanding covering a total of 415,940 shares of common stock. To the extent shares of common stock are issued upon the vesting of outstanding restricted stock units, there will be further dilution to new investors. For a description of our 2013 Performance Incentive Plan, see the section titled “Executive Compensation—Equity Incentive Plans.”

The following table summarizes, as of November 2, 2013, on a pro forma as adjusted basis to give effect to the conversion of restricted nonvoting common stock to common stock and this offering, as described above, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by investors in this offering, assuming an initial public offering price of

$             per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and our estimated offering expenses in connection with this offering:

	Shares Purchased			Total Consideration
	Number	Percentage		Amount		Percentage		Average Price Per Share
Existing stockholders	11,578,103		%		$9,213,865		%		$1.26
Investors in this offering								$

Total		100%		$		100%

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) total consideration paid by investors in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by $         million, $         million and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the total consideration paid by investors in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders of $             million, $             million and $            , respectively, assuming the initial public offering price per share remains the same.

The above does not reflect any exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, and the assumed initial public offering price remain the same, our existing stockholders would own                 shares or,         %, in the aggregate, and investors in this offering would own                 shares or,         %, in the aggregate, of the total number of shares of our common stock outstanding upon completion of this offering.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of income data for the fiscal years ended February 2, 2013 and January 28, 2012 and the selected consolidated balance sheet data as of February 2, 2013 and January 28, 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our selected consolidated statements of income data for the fiscal year ended January 29, 2011 and the selected consolidated balance sheet data as of January 29, 2011 have been derived from our consolidated financial statements, which are not included in this prospectus. The selected consolidated statements of income data for each of the 39 weeks ended November 2, 2013 and October 27, 2012 and the selected consolidated balance sheet data as of November 2, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of October 27, 2012 has been derived from our unaudited consolidated financial statements not included in this prospectus.

We operate on a fiscal calendar which, in a given fiscal year, consists of the 52- or 53-week period ending on the Saturday closest to January 31st. The reporting periods contained in our audited consolidated financial statements included in this prospectus contain 53 weeks of operations in fiscal year 2012, which ended February 2, 2013 and which we refer to in this prospectus as fiscal year 2012, and 52 weeks of operations in fiscal year 2011, which ended January 28, 2012 and which we refer to in this prospectus as fiscal year 2011. We refer in this prospectus to the 52 weeks of operations, which ended January 29, 2011, as fiscal year 2010. Our interim reporting periods in the unaudited consolidated financial statements included in this prospectus consist of the 39-week periods ended November 2, 2013 and October 27, 2012.

The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period may not necessarily be indicative of the results that may be expected for a full year. The following summaries of our consolidated financial and operating data for the periods presented should be read in conjunction with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	November 2, 2013	October 27, 2012	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands, except share and per share amounts)
Consolidated Statements of Income Data:
Net sales	$467,435	$337,927	$526,942	$376,551	$311,363
Cost of goods sold	317,089	233,776	364,326	259,354	215,069

Gross profit	150,346	104,151	162,616	117,197	96,294
Selling, general and administrative expenses	106,641	77,029	109,408	89,659	81,838
Bankruptcy-related expenses (benefit)(1)	55	385	(263)	919	3,536

Income from operations	43,650	26,737	53,471	26,619	10,920
Interest expense	19,894	3,135	6,321	4,392	5,676

Income before income taxes	23,756	23,602	47,150	22,227	5,244
Income tax expense (benefit)	9,417	9,498	19,076	(11,467)	—

Net income	$14,339	$14,104	$28,074	$33,694	$5,244

Earnings per share:
Basic	$1.24	$1.22	$2.42	$3.01	$0.54

Diluted	$1.24	$1.22	$2.42	$3.01	$0.54

Weighted average shares outstanding:
Basic shares	11,578,103	11,578,103	11,578,103	11,197,589	9,720,014

Diluted shares	11,578,103	11,578,103	11,578,103	11,197,589	9,720,014

	As of		As of
	November 2, 2013	October 27, 2012	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands except percentages, number of stores and square foot data)
Consolidated Balance Sheet Data:
Total current assets	$217,158	$152,413	$143,511	$111,911	$92,649
Total assets	264,933	179,719	166,563	155,026	122,677
Long-term debt, net of discount	288,910	41,911	124,808	59,485	69,576
Total liabilities	393,563	136,284	208,407	104,694	106,266
Total stockholders’ (deficit) equity	(128,570)	43,436	(41,844)	50,332	16,411
Total liabilities and stockholders’ equity	264,993	179,719	166,563	155,026	122,677

Other Data:
Adjusted EBITDA(2)	$51,462	$30,994	$59,039	$31,546	$17,326
Adjusted EBITDA margin(2)	11.0%	9.2%	11.2%	8.4%	5.6%
Number of stores open at end of period	47	33	33	29	26
Total selling square feet at end of period	1,668,227	1,207,920	1,207,920	1,063,330	957,832
Same store sales growth for period(3)	7.2%	16.2%	25.3%	13.1%	21.0%
Cash dividend declared per common share	$8.73	$1.81	$10.39	$—	$—

(1)	On March 21, 2009, Sportsman’s Warehouse Holdings, Inc. and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, seeking to reorganize the business under the provisions of the Bankruptcy Code. The plan of reorganization under the Bankruptcy Code was confirmed by the United States Bankruptcy Court for the District of Delaware on July 30, 2009 and became effective when all material conditions of the plan of reorganization were satisfied on August 14, 2009. We incurred certain costs related to our restructuring and emergence from Chapter 11 bankruptcy and included a liability as part of the reorganization value at August 14, 2009, the date of emergence from bankruptcy. Bankruptcy-related expenses are those amounts that are greater than the initial estimated restructuring costs, whereas bankruptcy-related benefits are those amounts that are less than the initial estimated costs. They are expensed as incurred.
(2)

Adjusted EBITDA has been presented in this prospectus as a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define Adjusted EBITDA as net income plus interest expense, income tax expense (benefit), depreciation and amortization, bankruptcy-related expenses (benefit), expenses related to the acquisition of ten stores in fiscal year 2013, start-up costs for our e-commerce platform and pre-opening expenses. Adjusted EBITDA margin means, for any period, the Adjusted EBITDA for that period divided by the net sales for that period.

Adjusted EBITDA and Adjusted EBITDA margin are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA margin are frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to assessing our financial performance, we use Adjusted EBITDA and Adjusted EBITDA margin as additional measurement tools for purposes of business decision-making, including evaluating store performance, developing budgets and managing expenditures.

Adjusted EBITDA is not a GAAP measure of our financial performance or liquidity and should not be considered as an alternative to net income as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP, and it should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures, store openings and certain other cash costs that may recur in the future. Adjusted EBITDA contains certain other limitations, including the failure to reflect our cash expenditures or future requirements for capital expenditures or contractual commitments. In evaluating Adjusted EBITDA, you should be aware that, in the future, we will incur expenses that are the same as or similar to some of the adjustments reflected in this presentation, such as income tax expense (benefit), interest expense, depreciation and amortization and pre-opening expenses. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA supplementally. Our measures of Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

A reconciliation of net income to Adjusted EBITDA is set forth below:

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	November 2, 2013	October 27, 2012	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands)
Net income	$14,339	$14,104	$28,074	$33,694	$5,244
Plus:
Income tax expense (benefit)	9,417	9,498	19,076	(11,467)	—
Interest expense	19,894	3,135	6,321	4,392	5,676
Depreciation and amortization	4,355	2,671	3,431	3,108	2,448
Bankruptcy-related expenses (benefit)(a)	55	385	(263)	919	3,536
Acquisition expenses(b)	2,331	—	959	—	—
E-commerce start-up costs	—	—	—	126	100
Pre-opening expenses(c)	1,071	1,201	1,441	774	322

Adjusted EBITDA	$51,462	$30,994	$59,039	$31,546	$17,326

(a)	We incurred certain costs related to our restructuring and emergence from Chapter 11 bankruptcy and included a liability as part of the reorganization value at August 14, 2009, the date of emergence from bankruptcy. Bankruptcy-related expenses are those amounts that are greater than the initial estimated restructuring costs, whereas bankruptcy-related benefits are those amounts that are less than the initial estimated costs. They are expensed as incurred.
(b)	Acquisition expenses for the 39 weeks ended November 2, 2013 relate to the costs associated with the acquisition of our ten stores in Montana, Oregon and Washington. Acquisition expenses for fiscal year 2012 relate to legal and consulting expenses related to potential merger and acquisition activity.
(c)	Pre-opening expenses include expenses incurred in the preparation and opening of a new store location, such as payroll, travel and supplies, but do not include the cost of the initial inventory or capital expenditures required to open a location. For the periods presented, these pre-opening costs were not concentrated in any quarter.
(3)

Net sales from a store are included in same store sales on the first day of the 13th full month following the store’s opening or acquisition by us. We exclude net sales from e-commerce from our calculation of same store sales, and for fiscal years consisting of 53 weeks, we exclude net sales during the 53rd week from our calculation of same store sales. The figures shown represent growth over the corresponding period in the prior fiscal year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes and other financial information and operating data, which are included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We operate on a fiscal calendar which, in a given fiscal year, consists of the 52- or 53-week period ending on the Saturday closest to January 31st. The reporting periods contained in our audited consolidated financial statements included in this prospectus contain 53 weeks of operations in fiscal year 2012, which ended February 2, 2013 and which we refer to in this prospectus as fiscal year 2012, and 52 weeks of operations in fiscal year 2011, which ended January 28, 2012 and which we refer to in this prospectus as fiscal year 2011. We refer in this prospectus to the 52 weeks of operations, which ended January 29, 2011, as fiscal year 2010. Our interim reporting periods in the unaudited consolidated financial statements included in this prospectus consist of the 39-week periods ended November 2, 2013 and October 27, 2012.

Overview

We are a high-growth outdoor sporting goods retailer focused on meeting the everyday needs of the seasoned outdoor veteran, the first-time participant and every enthusiast in between. Our mission is to provide a one-stop shopping experience that equips our customers with the right quality, brand name hunting, shooting, fishing and camping gear to maximize their enjoyment of the outdoors.

We operate 47 stores in 18 states totaling approximately 2.2 million gross square feet. During the 39 weeks ended November 2, 2013, we increased our gross square footage by 37.1% through the opening of four new locations and the acquisition of ten of our previously operated stores. Our four new store openings were in Farmington, New Mexico; Lewiston, Idaho; Cheyenne, Wyoming; and Logan, Utah. In March 2013, we re-acquired ten stores previously operated under our Sportsman’s Warehouse banner that are located in Montana, Oregon and Washington. We operate the business as one operating and reportable segment.

Our business was founded in 1986 as a single retail store in Midvale, Utah. On March 21, 2009, Sportsman’s Warehouse Holdings, Inc. and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, seeking to reorganize the business under the provisions of the Bankruptcy Code. The plan of reorganization under the Bankruptcy Code was confirmed by the United States Bankruptcy Court for the District of Delaware on July 30, 2009 and became effective when all material conditions of the plan of reorganization were satisfied on August 14, 2009. When we emerged from bankruptcy, affiliates of Seidler Equity Partners III, L.P., collectively referred to as Seidler, beneficially owned all of our outstanding common stock. On March 11, 2009, prior to filing for reorganization on March 21, 2009, we sold 15 stores to a third party, reducing our number of stores from 67 to 52. After filing for bankruptcy in March 2009, we closed another 26 stores in April and July 2009, leaving us with 26 stores when we emerged from bankruptcy. Since we emerged from bankruptcy in 2009, we have grown from 26 stores to 47 stores and our net sales have increased from $311.4 million for fiscal year 2010 to $656.5 million for the 53-week period ended November 2, 2013. For fiscal year 2012, all of our stores that had been open for more than twelve months had Adjusted EBITDA margins of 10% or more.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are net sales, same store sales, gross margin, selling, general and administrative expenses, income from operations and Adjusted EBITDA.

Net Sales and Same Store Sales

Our net sales are primarily received from revenue generated in our stores and also include sales generated through our e-commerce platform. When measuring revenue generated from our stores, we review our same store sales as well as the performance of our stores that have not operated for a sufficient amount of time to be included in same store sales. We include net sales from a store in same store sales on the first day of the 13th full fiscal month following the store’s opening or acquisition by us. We exclude net sales from e-commerce from our calculation of same store sales, and for fiscal years consisting of 53 weeks, such as fiscal year 2012, we exclude net sales during the 53rd week from our calculation of same store sales.

From fiscal year 2009 to fiscal year 2012, we increased our same store sales year-over-year by 21.0%, 13.1% and 25.3%, respectively. We have also had an increase in same store sales for the last 15 consecutive fiscal quarters, 13 of which have had increases of 10% or more from the corresponding fiscal quarter of the prior fiscal year. Measuring the change in year-over-year same store sales allows us to evaluate how our retail store base is performing. Various factors affect same store sales, including:

•	changes or anticipated changes to regulations related to some of the products we sell;

•	consumer preferences, buying trends and overall economic trends;

•	our ability to identify and respond effectively to local and regional trends and customer preferences;

•	our ability to provide quality customer service that will increase our conversion of shoppers into paying customers;

•	competition in the regional market of a store;

•	atypical weather;

•	changes in our product mix; and

•	changes in pricing and average ticket sales.

Opening new stores is also an important part of our growth strategy. Over the last three fiscal years, we have opened an average of four stores per year. We currently plan to open eight new stores in fiscal year 2014. For the next several years thereafter, we intend to grow our store base at a rate of eight to twelve stores annually. For our new locations, we measure our investment by reviewing the new store’s four-wall Adjusted EBITDA margin and pre-tax return on invested capital, or ROIC, of the new store. We target a minimum 10% four-wall Adjusted EBITDA margin and a minimum ROIC of 50% excluding initial inventory costs (or 20% including initial inventory cost) for the first twelve months of operation for a new store. The eight stores that we have opened since 2010 and that have been open for a full twelve months have achieved an average four-wall Adjusted EBITDA margin of 13.8% and an average ROIC of 139.9% excluding initial inventory cost (and 40.6% including initial inventory cost) during their first full twelve months of operations. See “—Non-GAAP Measures.”

We also have been scaling our e-commerce platform and increasing sales through our website, www.sportsmanswarehouse.com. Our e-commerce platform generated net sales of $5.5 million and $5.0 million for fiscal year 2012 and the 39 weeks ended November 2, 2013, respectively, or 1.1% of our total net sales for each period.

We believe the key drivers to increasing our total net sales will be:

•	increasing our total gross square footage by opening new stores and increasing the selling square footage of our existing stores;

•	continuing to increase and improve same store sales in our existing markets;

•	increasing customer visits to our stores and improving our conversion rate through focused marketing efforts and continually high standards of customer service;

•	increasing the average ticket sale per customer; and

•	expanding our e-commerce platform.

Gross Margin

Gross profit is our net sales less cost of goods sold. Gross margin measures our gross profit as a percentage of net sales. Our gross margin was 31.1%, 30.9% and 32.2% for fiscal year 2011, fiscal year 2012 and the 39 weeks ended November 2, 2013, respectively. Our cost of goods sold primarily consists of merchandise acquisition costs, including freight-in costs, shipping costs, payment term discounts received from the vendor and vendor allowances and rebates associated directly with merchandise and shipping costs related to e-commerce sales.

We believe the key drivers to improving our gross margin are increasing the product mix to higher margin products, particularly clothing and footwear, improving buying opportunities with our vendor partners and coordinating pricing strategies among our stores and our buying group. Our ability to properly manage our inventory can also impact our gross margin. Successful inventory management ensures we have sufficient high margin products in stock at all times to meet customer demand, while overstocking of items could lead to markdowns in order to help a product sell. We believe that the overall growth of our business will allow us to generally maintain or increase our gross margins, because increased merchandise volumes will enable us to maintain our strong relationships with our vendors.

Selling, General and Administrative Expenses

We closely manage our selling, general and administrative expenses. Our selling, general and administrative expenses were 23.8%, 20.8% and 22.8% of net sales for fiscal year 2011, fiscal year 2012 and the 39 weeks ended November 2, 2013, respectively. Our selling, general and administrative expenses are comprised of payroll, rent and occupancy, depreciation and amortization, acquisition expenses, pre-opening expenses and other operating expenses, including share-based compensation expense. Pre-opening expenses include expenses incurred in the preparation and opening of a new store location, such as payroll, travel and supplies, but do not include the cost of the initial inventory or capital expenditures required to open a location.

Our selling, general and administrative expenses are primarily influenced by the volume of net sales of our locations, except for our corporate payroll, rent and occupancy and depreciation and amortization, which are generally fixed in nature. We control our selling, general and administrative expenses through a budgeting and reporting process that allows our personnel to adjust our expenses as trends in net sales activity are identified.

We expect that our selling, general and administrative expenses will increase in future periods due to our continuing growth and in part to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company.

Income from Operations

Income from operations is gross profit less selling, general and administrative expenses. We use income from operations as an indicator of the productivity of our business and our ability to manage selling, general and administrative expenses.

Adjusted EBITDA

We define Adjusted EBITDA as net income plus interest expense, income tax expense (benefit), depreciation and amortization, bankruptcy-related expenses (benefit), expenses related to the acquisition of ten stores in fiscal year 2013, start-up costs for our e-commerce platform and pre-opening expenses. In evaluating our business, we use Adjusted EBITDA and Adjusted EBITDA margin as an additional measurement tool for purposes of business decision-making, including evaluating store performance, developing budgets and managing expenditures. See “—Non-GAAP Measures.”

Results of Operations

The following table summarizes key components of our results of operations as a percentage of net sales for the periods indicated:

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	November 2, 2013	October 27, 2012	February 2, 2013	January 28, 2012
Percentage of net sales:
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	67.8	69.2	69.1	68.9

Gross profit	32.2	30.8	30.9	31.1
Selling, general and administrative expenses	22.8	22.8	20.8	23.8
Bankruptcy-related expenses (benefit)	0.0	0.1	0.0	0.2

Income from operations	9.3	7.9	10.1	7.1
Interest expense	(4.3)	(0.9)	(1.2)	(1.2)

Income before income taxes	5.1	7.0	8.9	5.9
Income tax expense (benefit)	2.0	2.8	3.6	(3.0)

Net income	3.1%	4.2%	5.3%	8.9%

Adjusted EBITDA	11.0%	9.2%	11.2%	8.4%

The following table shows our sales during the periods presented by department:

	Thirty-Nine Weeks Ended		Fiscal Year Ended
Department	November 2, 2013	October 27, 2012	February 2, 2013	January 28, 2012
Camping	12.9%	13.9%	12.0%	13.2%
Clothing	7.5	7.3	7.6	8.9
Fishing	9.9	10.3	8.2	9.8
Footwear	6.3	6.1	5.8	6.6
Hunting and Shooting	52.0	50.8	55.7	49.4
Optics, Electronics and Accessories	8.6	8.8	8.5	9.4
Other	2.8	2.8	2.2	2.7

Total	100.0%	100.0%	100.0%	100.0%

See “Business—Products” for a description of the products included in each department.

Thirty-Nine Weeks Ended November 2, 2013 Compared to Thirty-Nine Weeks Ended October 27, 2012

Net Sales. Net sales increased by $129.5 million, or 38.3%, to $467.4 million for the 39 weeks ended November 2, 2013 compared to $337.9 million for the 39 weeks ended October 27, 2012. This increase was due primarily to the additional $92.4 million of revenue generated from 14 new stores, consisting of our four new store openings during the 39 weeks ended November 2, 2013 and our acquisition of ten stores in March 2013. We also recognized a 7.2% increase in our same store sales for the 39 weeks ended November 2, 2013 (or an 8.3% increase excluding net sales of firearms). Each of our departments recognized an increase in net sales from the 39 weeks ended October 27, 2012, with the largest increase generated by our hunting and shooting department, which had an increase in net sales of $71.5 million. The increase in net sales in our hunting and shooting department resulted primarily from increased demand for firearms during the fourth fiscal quarter of fiscal year 2012 and that continued into the earlier part of fiscal year 2013, due in part to the public perception that federal or state legislation might be enacted that would potentially make it more difficult to purchase certain firearms. Our net sales were also supplemented by an increase in customer visits. Our customer visits increased by 4.9 million, or 46.7%, to approximately 15.4 million customer visits for the 39 weeks ended November 2, 2013 compared to 10.5 million customer visits during the 39 weeks ended October 27, 2012. We calculate customer visits as the total number of visits to our stores, including repeat visits, regardless of whether a purchase is made.

The 53rd week in fiscal year 2012 caused a one-week shift in our fiscal year 2013 calendar, resulting in the first quarter of fiscal year 2013 being later by one week relative to the quarter-ending date last fiscal year, which we refer to as a retail calendar shift. If there are seasonal influences near quarter-end dates, year-over-year comparisons may be impacted by the retail calendar shift. Our reported same store sales results for fiscal year 2012 have been adjusted for the retail calendar shift. Accordingly, our same store sales results for the 39 weeks ended November 2, 2013 are compared with our same store sales results for the 39 weeks ended November 3, 2012. We had an increase in same store sales of $24.0 million, or 7.2%, to $359.1 million for the 39 weeks ended November 2, 2013 from $335.1 million for the 39 weeks ended November 3, 2012. Each of our departments recognized an increase in same store sales during this time, with the hunting and shooting department providing the largest increase, as discussed above. The increase in our same store sales resulted from an overall general increase in demand for our products, partly due to our increase of 46.7% in customer visits and the effectiveness of our marketing efforts in 2013. We had 33 stores included in our same store sales calculation as of November 2, 2013.

During the 39 weeks ended November 2, 2013, we opened four new stores in the following locations: Farmington, New Mexico; Lewiston, Idaho; Cheyenne, Wyoming; and Logan, Utah. These four new locations generated net sales of $18.6 million for the 39 weeks ended November 2, 2013. In March 2013, we also re-acquired ten stores previously operated under our Sportsman’s Warehouse banner that are located in Montana, Oregon and Washington. For the 39 weeks ended November 2, 2013, these ten stores generated $73.8 million in net sales. Existing stores that were not included in same store sales generated $11.4 million in net sales for the 39 week period ended November 2, 2013.

Net sales from our e-commerce business increased by $2.0 million, or 66.7%, from $3.0 million for the 39 weeks ended October 27, 2012 to $5.0 million for the 39 weeks ended November 2, 2013.

Gross Profit. Gross profit increased by $46.0 million, or 44.1%, to $150.3 million for the 39 weeks ended November 2, 2013 from $104.3 million for the 39 weeks ended October 27, 2012. Gross profit increased as a result of the increased net sales we experienced for the 39 weeks ended November 2, 2013. As a percentage of net sales, gross profit increased by 1.3% to 32.2% for the 39 weeks ended November 2, 2013 from 30.9% for the comparable period of the prior year. We believe the increase in our gross margin for the 39 weeks ended November 2, 2013 represents the shift we had been seeing to higher margin products, such as clothing and footwear, prior to the latter part of fiscal year 2012. Our gross margin slightly decreased in fiscal year 2012 compared to fiscal year 2011 because of the shift in sales to firearms and ammunitions in the latter part of fiscal year 2012, which offset the increase in gross margin we had otherwise been experiencing. We believe the increase in gross margin for the 39 weeks ended November 2, 2013 is more reflective of our recent trends in product sales mix.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $29.5 million, or 38.3%, to $106.6 million for the 39 weeks ended November 2, 2013 from $77.1 million for the

39 weeks ended October 27, 2012. The increase in these expenses resulted primarily from the increased net sales we experienced for the 39 weeks ended November 2, 2013. Our payroll and rent increased $13.2 million and $8.0 million, respectively, from the comparable period of the prior year, in part as a result of the opening of four new stores and the acquisition of ten stores during the 39 weeks ended November 2, 2013. In addition, we incurred $2.3 million in acquisition expenses associated with the purchase of the ten stores in March 2013. Selling, general and administrative expenses were 22.8% of net sales for both the 39 weeks ended November 2, 2013 and the 39 weeks ended October 27, 2012. Excluding the acquisition expenses, selling, general and administrative expenses decreased as a percentage of net sales due to continued labor efficiencies achieved from increased net sales, with labor costs decreasing as a percentage of net sales by approximately 0.6%.

Interest Expense. Interest expense increased by $16.8 million to $19.9 million for the 39 weeks ended November 2, 2013 from $3.1 million for comparable period of the prior year. Interest expense increased because of our higher debt balance throughout the 39 weeks ended November 2, 2013, a prepayment penalty of $2.5 million on the repayment of our term loan and the write-off of debt issuance costs and other non-cash charges of $2.6 million. We entered into a $125.0 million term loan in November 2012 and subsequently refinanced it in August 2013 with a new $235.0 million term loan facility.

Income Taxes. We had income tax expense of $9.4 million for the 39 weeks ended November 2, 2013 compared to income tax expense of $9.5 million in the comparable period of the prior year. Our effective tax rate for the 39 weeks ended November 2, 2013 decreased from the effective tax rate for fiscal year 2012, from 40.5% to 39.6%, because of a reduction in non-deductible interest associated with debt that was repaid at the beginning of fiscal year 2013.

Fiscal Year 2012 Compared to Fiscal Year 2011

Net Sales. Net sales increased by $150.3 million, or 39.9%, to $526.9 million in fiscal year 2012 compared to $376.6 million in fiscal year 2011. Each of our departments recognized an increase in net sales from fiscal year 2011, with the largest increase generated by our hunting and shooting department, which had an increase in net sales of $107.3 million. The increase in net sales in our hunting and shooting department resulted primarily from increased demand for firearms that occurred largely during the fourth fiscal quarter of fiscal year 2012, due in part to the public perception that federal or state legislation might be enacted that would potentially make it more difficult to purchase certain firearms. Our net sales were also supplemented by an increase in customer visits. The number of customer visits to our stores increased by 2.8 million, or 21.9%, to approximately 15.6 million customer visits for fiscal year 2012 compared to 12.8 million customer visits for fiscal year 2011. Net sales also increased for fiscal year 2012 also because of an additional week in fiscal year 2012. The 53rd week of fiscal year 2012 generated net sales of $8.1 million.

We had an increase in same store sales on a 52-week to 52-week basis of $94.9 million, or 25.4% (or 19.8% excluding net sales of firearms), to $468.0 million in fiscal year 2012 from $373.1 million in fiscal year 2011. Our same store sales increased 16.2% (or 12.6% excluding net sales of firearms) during our first three fiscal quarters of fiscal year 2012 compared to the same period in fiscal year 2011. Each of our departments recognized an increase in same store sales during this time. The increase in our same store sales resulted from an overall general increase in demand for our products, partly due to our increase of customer visits discussed above and the effectiveness of our increased marketing efforts in 2012 compared to 2011. Our same store sales increased 47.6% (or 35.6% excluding net sales of firearms) during the fourth fiscal quarter of fiscal year 2012 compared to the same period in fiscal year 2011 on a 13-week to 13-week basis. The pronounced increase in the fourth quarter of fiscal year 2012 resulted primarily from the increase in net sales of firearms and ammunition as described above. We had 29 stores included in our same store sales calculation as of February 2, 2013.

During fiscal year 2012, we opened four new stores in the following locations: Redding, California; Las Vegas, Nevada; Roanoke, Virginia; and Nampa, Idaho. These four new locations generated net sales of $39.2 million for fiscal year 2012. Existing stores that were not included in same store sales generated $6.1 million in net sales in fiscal year 2012 and $0.8 million in net sales in fiscal year 2011.

Net sales from our e-commerce business increased by $2.8 million, or 103.7%, from $2.7 million in fiscal year 2011 to $5.5 million in fiscal year 2012.

Gross Profit. Gross profit increased by $45.4 million, or 38.7%, to $162.6 million in fiscal year 2012 from $117.2 million in fiscal year 2011. Gross profit increased as a result of the increased net sales we experienced for fiscal year 2012, in particular the increase in net sales for firearms and ammunition. As a percentage of net sales, gross profit decreased to 30.9% in fiscal year 2012 from 31.1% in fiscal year 2011 primarily as a result of a temporary shift in the sales mix within the hunting and shooting department to lower margin firearm and ammunition products. This decrease in gross margin was mostly offset by the other five departments in our stores achieving an increase in gross margin in fiscal year 2012 compared to fiscal year 2011.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $19.7 million, or 22.0%, to $109.4 million in fiscal year 2012 from $89.7 million in fiscal year 2011. The increase in these expenses resulted primarily from the increased net sales we experienced for fiscal year 2012, and in particular our payroll and other operating expenses, which increased $9.2 million and $6.1 million, respectively, from the prior year. Selling, general and administrative expenses were 20.8% of net sales in fiscal year 2012, compared to 23.8% in fiscal year 2011. Selling, general and administrative expenses decreased as a percentage of net sales due to labor efficiencies achieved from increased net sales, with labor costs decreasing as a percentage of net sales by approximately 2.0%. In addition, fixed rent expense decreased by 0.8% as a percentage of net sales.

Interest Expense. Interest expense increased by $1.9 million, or 43.2%, to $6.3 million for fiscal year 2012 from $4.4 million for fiscal year 2011. The increase in interest expense in fiscal year 2012 resulted primarily from the interest incurred on the $125.0 million secured term loan we entered into in November 2012, partially offset by reduced net borrowings on our revolving credit facility.

Income Taxes. We had income tax expense of $19.1 million for fiscal year 2012 compared to an income tax benefit of $11.5 million in fiscal year 2011. At the end of fiscal year 2011, we reversed the valuation allowance against our deferred tax assets, which resulted in the income tax benefit for fiscal year 2011. Our management determined that the valuation allowance could be reversed because of facts and circumstances that they believed would lead to the generation of future taxable income that would more likely than not allow for the utilization of the deferred tax assets.

Quarterly Results of Operations and Seasonal Influences

Due to holiday buying patterns and the openings of hunting and fishing season across the country, net sales are typically higher in the third and fourth fiscal quarters than in the first and second fiscal quarters. We also incur additional expenses in the third and fourth fiscal quarters due to higher volume and increased staffing in our stores. We anticipate our net sales will continue to reflect this seasonal pattern.

The timing of our new retail store openings also may have an impact on our quarterly results. First, we incur certain one-time expenses related to opening each new retail store, all of which are expensed as they are incurred. Second, most store expenses generally vary proportionately with net sales, but there is also a fixed cost component, which includes occupancy costs. These fixed costs typically result in lower store profitability during the initial period after a new retail store opens. Due to both of these factors, new retail store openings may result in a temporary decline in operating profit, in dollars and/or as a percentage of net sales.

Weather conditions affect outdoor activities and the demand for related clothing and equipment. Customers’ demand for our products, and, therefore, our net sales, can be significantly impacted by weather patterns on a local, regional and national basis.

The following table sets forth unaudited financial and operating data for each fiscal quarter of fiscal year 2012 and the first three fiscal quarters of fiscal year 2013. This quarterly information has been prepared on a basis consistent with our audited financial statements and includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with our selected financial data, audited consolidated financial statements, unaudited interim consolidated financial statements and the related notes included elsewhere in this prospectus. Our quarterly operating results may fluctuate significantly as a result of the factors described above and a variety of other factors, and operating results for any fiscal quarter are not necessarily indicative of results for a full fiscal year.

	Fiscal Year 2013			Fiscal Year 2012
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter(1)	Third Quarter	Second Quarter	First Quarter
	(unaudited) (in thousands, except per share data, percentages and number of stores)
Net sales	$175,059	$155,856	$136,520	$189,015	$129,864	$113,005	$95,058
Gross profit	55,223	52,192	42,931	58,465	40,141	36,618	27,392
Income from operations(2)	16,983	16,050	10,616	26,735	13,030	10,590	3,117
Net income(3)	2,222	7,657	4,459	13,970	7,369	5,525	1,210
Earnings per share	0.19	0.66	0.39	1.21	0.64	0.48	0.10
As a percentage of full year results:
Net sales	n/a	n/a	n/a	35.9%	24.6%	21.4%	18.1%
Gross profit	n/a	n/a	n/a	36.0	24.7	22.5	16.8
Income from operations	n/a	n/a	n/a	50.0	24.4	19.8	5.8
Net income	n/a	n/a	n/a	49.8	26.2	19.7	4.3
Operating data:
Number of stores open at end of period	47	46	45	33	33	32	32

(1)	Contains 14 weeks.
(2)	Includes acquisition costs of $7, $154 and $2,170 (in thousands) for the third, second and first quarters of fiscal year 2013, respectively.
(3)	Includes, for the third quarter of fiscal year 2013, a prepayment penalty of $2.5 million on the repayment of our term loan and the write-off of debt issuance costs of $2.4 million.

Liquidity and Capital Resources

Our primary capital requirements are for seasonal working capital needs and capital expenditures related to opening new stores. Our sources of liquidity to meet these needs have primarily been borrowings under our revolving credit facility, operating cash flows and short and long-term debt financings from banks and financial institutions. We believe that our cash on hand, cash generated by operating activities and funds available under our revolving credit facility will be sufficient to finance our operating activities for at least the next twelve months.

We expect capital expenditures of approximately $18.2 million for the next twelve months, including approximately $13.6 million for the expansion of our store base, approximately $2.5 million to fully equip our recently opened distribution center and approximately $2.1 million for the remodeling of the clothing department in 14 of our existing stores. We intend to fund these initiatives with our operating cash flows and funds available under our revolving credit facility. Other investment opportunities, such as potential strategic acquisitions or store expansion rates in excess of those presently planned, may require additional funding.

Cash flows from operating, investing and financing activities are shown in the following table:

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	November 2, 2013	October 27, 2012	February 2, 2013	January 28, 2012
		(in thousands)
Cash flows from operating activities	$(40,670)	$(1,278)	$61,899	$15,055
Cash flows from investing activities	(63,422)	39,528	38,343	(6,641)
Cash flows from financing activities	67,982	(34,443)	(63,970)	(9,729)
Cash and cash equivalents at end of period	405	4,050	36,515	243

Net cash used in operating activities was $40.7 million for the 39 weeks ended November 2, 2013, compared to net cash provided by operating activities of $61.9 million and $15.1 million for fiscal years 2012 and 2011, respectively. Our net cash used in operating activities for the 39 weeks ended November 2, 2013 changed from net cash provided by operating activities in fiscal year 2012 primarily because we increased our net inventory levels by $75.2 million, of which $10.7 million related to the purchase of inventory for our four new organic stores, and paid income taxes of $17.0 million. Net inventory levels increased by $64.5 million for our existing stores because our inventory level at the end of fiscal year 2013 was lower than expected due to the increased demand of firearms and ammunitions at that time and our inventory level at the end of our third fiscal quarter is generally higher than at the end of other fiscal quarters because our sales are traditionally higher in our third and fourth fiscal quarters. Our net cash provided by operating activities for fiscal year 2012 was greater than fiscal year 2011 primarily because of decreased inventory levels in fiscal year 2012 resulting from the significant increase in sales activity.

Net cash used in investing activities was $63.4 million for the 39 weeks ended November 2, 2013. Approximately $47.8 million of this total was used to acquire the ten stores in March 2013, including the purchase of inventory for the acquired stores. The remaining balance of $16.6 million consisted of capital expenditures. Capital expenditures increased over fiscal year 2012 because of remodel costs associated with the acquired stores and equipment and racking required for our new distribution center. Net cash provided by investing activities was $38.3 million for fiscal year 2012 and net cash used in investing activities was $6.6 million for fiscal year 2011. Our capital expenditures were relatively stable between fiscal years 2012 and 2011, but we received gross proceeds of approximately $45.2 million from a sale-leaseback transaction of six of our stores in fiscal year 2012 that resulted in the increase in cash provided by investing activities in fiscal year 2012.

Net cash provided by financing activities was $68.0 million for the 39 weeks ended November 2, 2013, compared to net cash used in financing activities of $64.0 million and $9.7 million for fiscal years 2012 and 2011, respectively. During the 39 weeks ended November 2, 2013, we refinanced our prior $125.0 million term loan with a new $235.0 million term loan facility and paid a dividend of approximately $101.0 million with the net proceeds from this refinance. In addition, we had net borrowings of approximately $57.3 million during the 39 weeks ended November 2, 2013 on our revolving credit facility. In fiscal year 2012, we repaid more of our long-term obligations than in fiscal year 2011, including repayment of approximately $19.0 million in mortgage indebtedness in connection with the sale-leaseback transaction of six of our stores in fiscal year 2012. We also entered into a $125.0 million new term loan facility in fiscal year 2012. We used part of the proceeds of the term loan and the sale-leaseback transaction to pay a dividend of approximately $120.3 million to our stockholders during fiscal year 2012.

Our long-term debt consists of our senior secured revolving credit facility and senior secured term loans.

Senior Secured Revolving Credit Facility. We have a senior secured revolving credit facility with Wells Fargo Bank, National Association that provides for borrowings in the aggregate amount of up to $105.0 million, subject to a borrowing base calculation. All borrowings under the revolving credit facility are limited to a borrowing base equal to roughly (1) the lesser of (a) 90% of the net orderly liquidation value of our eligible inventory and (b) 75% of the lower of cost or market value of our eligible inventory, plus (2) 90% of the eligible accounts receivable, less certain reserves against outstanding gift cards, layaway deposits and amounts outstanding under commercial letters of credit, each term as defined in the credit agreement. As of November 2, 2013, $29.4 million was available for borrowing and $64.7 million was outstanding under the revolving credit facility. The revolving credit facility matures on August 20, 2018.

Each of the subsidiaries of Sportsman’s Warehouse Holdings, Inc., or Holdings, is a borrower under the revolving credit facility, and all obligations under the revolving credit facility are guaranteed by Holdings. All of our obligations under the revolving credit facility are secured by a lien on substantially all of Holdings’ tangible and intangible assets and the tangible and intangible assets of all of our subsidiaries, including a pledge of all capital stock of each of our subsidiaries. The lien securing the obligations under the revolving credit facility is a first priority lien as to certain liquid assets, including cash, accounts receivable, deposit accounts and inventory. In addition, the credit agreement contains provisions that enable Wells Fargo to require us to maintain a lock-box for the collection of all receipts.

Borrowings under the revolving credit facility bear interest based on either, at our option, the base rate or LIBOR, in each case plus an applicable margin. The base rate is the higher of (1) Wells Fargo’s prime rate, (2) the federal funds rate (as defined in the credit agreement) plus 0.50% and (3) the one-month LIBOR (as defined in the credit agreement) plus 1.00%. The applicable margin for loans under the revolving credit facility, which varies based on the average daily availability, ranges from 0.75% to 1.25% per year for base rate loans and from 1.75% to 2.25% per year for LIBOR loans. The weighted average interest rate on the amount outstanding under the revolving credit facility as of November 2, 2013 was 2.2%.

Interest on base rate loans is payable monthly in arrears and interest on LIBOR loans is payable based on the LIBOR interest period selected by us, which can be 30, 60 or 90 days. All amounts that are not paid when due under our revolving credit facility will accrue interest at the rate otherwise applicable plus 2.00% until such amounts are paid in full.

We may be required to make mandatory prepayments under the revolving credit facility in the event of a disposition of certain property or assets, in the event of receipt of certain insurance or condemnation proceeds, upon the issuance of certain debt or equity securities, including this offering, upon the incurrence of certain indebtedness for borrowed money or upon the receipt of certain payments not received in the ordinary course of business. The revolving credit facility requires us to use the proceeds from this offering to repay any amounts outstanding under the revolving credit facility. We intend to seek a waiver from Wells Fargo of this requirement prior to completion of this offering.

The revolving credit facility contains customary affirmative and negative covenants, including covenants that limit our ability to incur, create or assume certain indebtedness, to create, incur or assume certain liens, to make certain investments, to make sales, transfers and dispositions of certain property and to undergo certain fundamental changes, including certain mergers, liquidations and consolidations. The revolving credit facility also requires us to maintain a minimum availability at all times of not less than 10% of the gross borrowing base, and in any event, not less than $5.0 million. The revolving credit facility also contains customary events of default. As of November 2, 2013, we were in compliance with all covenants under the revolving credit facility.

Senior Secured Term Loans. Sportsman’s Warehouse, Inc. entered into a $235.0 million senior secured term loan facility, consisting of a $185.0 million tranche and a $50.0 million tranche, with Credit Suisse AG as administrative agent and collateral agent, on August 20, 2013. The term loans have a maturity date of August 20, 2019.

All of Sportsman’s Warehouse, Inc.’s obligations under the term loans are guaranteed by Holdings, Minnesota Merchandising Corporation, a wholly owned subsidiary of Holdings, and each of Sportsman’s Warehouse, Inc.’s subsidiaries. All obligations under the term loans are secured by a lien on substantially all of Holdings’ tangible and intangible assets and the tangible and intangible assets of all of our subsidiaries. The lien securing the obligations under the term loans is a first priority lien as to certain non-liquid assets, including equipment, intellectual property, proceeds of assets sales and other personal property.

Sportsman’s Warehouse, Inc. must make quarterly principal payments of $0.6 million on the last business day of each fiscal quarter through maturity. On the maturity date, Sportsman’s Warehouse, Inc. must pay all outstanding principal remaining on both tranches of the term loan facility, together with any accrued and unpaid interest. As of November 2, 2013, there was $234.4 million outstanding under the term loans.

Sportsman’s Warehouse, Inc. may be required to make mandatory prepayments on the term loans in the event of, among other things, certain asset sales, the receipt of payment in respect of certain insurance claims or upon the issuance or incurrence of certain indebtedness. After the completion of fiscal year 2014, Sportsman’s Warehouse, Inc. may also be required to make mandatory prepayments based on any excess cash flows as defined in the term loan agreement.

The term loans bear interest at a rate per annum equal to the one-, two-, three-, or six-month LIBOR (or, if available to all relevant lenders, the nine- or twelve-month LIBOR), as defined in the term loan agreement, at Sportsman’s Warehouse, Inc.’s election, which cannot be less than 1.25%, plus an applicable margin of 6.00% and 10.75% for the $185.0 million tranche and $50.0 million tranche, respectively. Since LIBOR has been less than 1.25% since the inception of the term loans through November 2, 2013, the interest rates have been fixed at 7.25% and 12.0% on the $185.0 million tranche and $50.0 million tranche, respectively.

The term loans contain customary affirmative and negative covenants, including covenants that limit our ability to incur, create or assume certain indebtedness, to incur or assume certain liens, to purchase, hold or acquire certain investments, to declare or make certain dividends and distributions and to engage in certain mergers, consolidations and asset sales. The term loans also require us to comply with specified financial covenants, including a minimum interest coverage ratio and a maximum total net leverage ratio. The term loans also contain customary events of default. As of November 2, 2013, we were in compliance with all covenants under the term loans.

Prior to August 20, 2013, Sportsman’s Warehouse, Inc. had a $125.0 million term loan that bore interest equal to the three-month LIBOR, which could not be less than 1.50%, plus an applicable margin of 7.00%. The interest rate on this term loan was fixed at 8.5% during fiscal year 2013 until we repaid it on August 20, 2013, because LIBOR was never more than 1.50% during that time.

Restricted Stock Unit Awards and Common Stock Valuations

Since the beginning of fiscal year 2013, we have granted 117,450 and 298,490 restricted stock unit awards with respect to our restricted nonvoting common stock on November 18, 2013 and December 10, 2013, respectively. We estimated the fair market value of each of these awards at $20.26 per share. The fair market value of the restricted nonvoting common stock underlying the restricted stock unit awards was determined by our board of directors, with input from our management. Our board of directors considered numerous objective and subjective factors to determine its estimate of the fair market value of our restricted nonvoting common stock as of the date of each award grant, including but not limited to:

•	a valuation report as of September 30, 2013 on our restricted nonvoting common stock prepared by an independent third party;

•	the proximity in time of the award grants and the valuation report as of September 30, 2013;

•	the lack of marketability of our common stock;

•	the possibility and proximity in time of a future public offering or other liquidity event;

•	the lack of voting rights of the awards and the underlying restricted nonvoting common stock being granted;

•	our level of indebtedness; and

•	our performance and stage of development.

We established our equity value based on a weighted average of the income approach and market approach. The income approach, which relies on a discounted cash flow analysis, measures the value of a company as its present value of future economic revenue and costs. The market approach measures the value of a company through comparison to peer companies and transactions. Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly traded companies operating in the same or similar lines of business. When choosing the comparable companies to be used for the market approach, we focused on companies operating in our industry. We prepared a financial forecast to be used in the computation of the equity value for both the market approach and the income approach. The financial forecast took into account our past experience and future expectations. The risks associated with achieving this forecast were assessed in selecting the appropriate discount rate. Because we believe both the income and market approaches are widely accepted and we had equal confidence in the quality of the data and the underlying assumptions of each, we gave approximately equal weight to the income approach, the market approach based on past experience and the market approach based on future expectations in establishing our equity value. The estimated equity value was then discounted for lack of marketability to reflect the increased risk arising from the inability of our stockholders to readily sell their shares and the lack of voting rights provided to holders of restricted nonvoting common stock.

We also used the probability-weighted expected return method, or PWERM, in determining our equity value. PWERM is an analysis of future values of a company for several likely liquidity scenarios that may include a strategic sale or merger, an initial public offering or the dissolution of a company, as well as a company’s enterprise value assuming the absence of a liquidity event. This method is generally considered appropriate to use when there are several distinct liquidity scenarios to be considered and the time to a liquidity event is short, making the range of possible future outcomes relatively easy to predict. Based on these factors, we determined that the PWERM method was appropriate for the valuation of our common stock. The value of our common stock was determined for each scenario at the time of each future liquidity event and discounted back to present value using a risk-adjusted discount rate. The present values of the common stock under each scenario were then discounted for lack of marketability and lack of voting rights to arrive at the value of our restricted nonvoting common stock under each scenario. The values of the restricted nonvoting common stock under each scenario were then weighted based on the probability of the occurrence of each event to determine an indication of the value of the restricted nonvoting common stock.

Because the income and market approaches and the PWERM approach are widely accepted and we had equal confidence in the quality of the data and the underlying assumptions of each, we gave equal weight to the income and market approaches and the PWERM approach in establishing the fair market value of our restricted nonvoting common stock. This analysis resulted in a fair market value of our restricted nonvoting common stock of $20.26 per share as of September 30, 2013.

Although the award grants occurred after the valuation date of September 30, 2013, the estimated fair market value was determined to be a reliable indicator of fair market value on the date of grant because no substantial changes occurred in our business or in market conditions between September 30, 2013 and the date of the award grants.

Critical Accounting Policies

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. In connection with the preparation of the financial statements, we are required to make assumptions, make estimates and apply judgment that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that we believe to be relevant at the time the consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 of the Notes to our consolidated financial statements included elsewhere in this prospectus. We believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results.

Revenue Recognition

We recognize revenue on our retail sales at the time of the sale in the store. We record a reserve for estimated product returns in each reporting period based on our historical experience. Had our estimate of product returns been lower or higher by 10% at the end of fiscal year 2012, our operating income would have been correspondingly higher or lower by approximately $50,000. Our policy regarding gift cards sold is to record revenue as the gift cards are redeemed for merchandise. Prior to their redemption, the gift cards are recorded as a liability. Gift card breakage income is recognized based upon historical redemption patterns and represents the balance of gift cards for which we believe the likelihood of redemption by the customer is remote. During fiscal year 2011 and fiscal year 2012 and for the 39 weeks ended November 2, 2013, we recognized $0.2 million, $17,000 and $0 of gift card breakage income, respectively. We include gift card breakage income as a reduction in selling, general and administrative expenses. Had our estimate of breakage on our recorded liability for gift cards been lower or higher by 10% of the recorded liability at the end of fiscal year 2012, our selling, general and administrative expenses would have been correspondingly higher or lower by approximately $0.7 million.

Inventory Valuation

We value our inventory at the lower of cost or market. Cost is determined using the weighted average cost method. We estimate a provision for inventory shrinkage based on our historical inventory accuracy rates as determined by periodic cycle counts. The allowance for damaged goods from returns is based upon our historical experience. We also adjust inventory for obsolete or slow moving inventory based on inventory productivity reports and by specific identification of obsolete or slow moving inventory. Had our estimated inventory reserves been lower or higher by 10% at the end of fiscal year 2012, our cost of sales would have been correspondingly lower or higher by approximately $0.3 million.

Valuation of Long-Lived Assets

We review our long-lived assets with definite lives for impairment whenever events or changes in circumstances may indicate that the carrying value of an asset may not be recoverable. We use an estimate of the future undiscounted net cash flows of the related asset or group of assets over their remaining useful lives in measuring whether the assets are recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the estimated fair value of the asset. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the estimated costs to sell. No impairment charge to long-lived assets was recorded during fiscal year 2012 or for the 39 weeks ended November 2, 2013.

Off Balance Sheet Arrangements

We are not party to any off balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of February 2, 2013 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations(1)(2)	$187,559	$14,682	$23,529	$23,296	$126,052
Operating lease obligations(3)(4)	249,057	26,657	53,541	50,404	118,455
Standby letters of credit	400	400	—	—	—
Purchase obligations(5)(6)	1,941	1,044	754	143	—

(1)	Long-term debt obligations do not reflect the amounts outstanding under our revolving credit facility, because those amounts are considered current liabilities, and do not reflect any mandatory prepayments of our term loans that may be required upon the occurrence of certain events, which are described above under “—Liquidity and Capital Resources.” Long-term obligations include interest to be paid until maturity. For loans that have variable rate interest, we have calculated future interest obligations based on the interest rate for that loan as of February 2, 2013.
(2)	During the 39 weeks ended November 2, 2013, we refinanced our $125.0 million term loan with a new $235.0 million term loan facility. As a result of this refinancing, the amounts shown for long-term debt obligations in the table above are increased by the following amounts, which include interest on the new $235.0 million term loan facility:

Amount
(in thousands)
Remainder of 2013	$5,500
1-3 Years	19,571
3-5 Years	16,222
More than 5 Years	121,250

Total	$162,543

(3)	Operating lease obligations in the table above include the leases for the four new stores we opened and the ten stores we acquired during the 39 weeks ended November 2, 2013. Since February 2, 2013, we have executed additional lease contracts for new stores to be opened in fiscal year 2014 and modified one existing lease contract in the 39 weeks ended November 2, 2013 that will increase our operating lease obligations from the amounts shown in the table above by the following amounts:

Amount
(in thousands)
Remainder of 2013	$(224)
1-3 Years	3,847
3-5 Years	4,610
More than 5 Years	16,603

Total	$24,836

(4)	Operating lease obligations in the table above do not include additional payments associated with common area maintenance, real estate, taxes and insurance. Such payments were $3.7 million for the 39 weeks ended November 2013 and $3.6 million and $3.3 million in fiscal years 2012 and 2011, respectively.
(5)	In the ordinary course of business, we enter into arrangements with vendors to purchase merchandise in advance of expected delivery. Because these purchase orders do not contain any termination payments or other penalties if cancelled, they are not included in this table of contractual obligations. In accordance with U.S. generally accepted accounting principles, these obligations are not recorded in our financial statements.
(6)	We have entered into additional contractual agreements, primarily marketing and IT-related agreements, since February 2, 2013 that will increase our purchase obligations from the amounts shown in the table above by the following amounts:

Amount
(in thousands)
Remainder of 2013	$300
1-3 Years	715
3-5 Years	—
More than 5 Years	—

Total	$1,015

Non-GAAP Measures

In evaluating our business, we use Adjusted EBITDA as a supplemental measure of our operating performance. We define Adjusted EBITDA as net income plus interest expense, income tax expense (benefit), depreciation and amortization, bankruptcy-related expenses (benefit), expenses related to the acquisition of ten stores in fiscal year 2013, start-up costs for our e-commerce platform and pre-opening expenses. We consider Adjusted EBITDA an important supplemental measure of our operating performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Other companies in our industry, however, may calculate Adjusted EBITDA differently than we do. Management also uses Adjusted EBITDA as an additional measurement tool for purposes of business decision-making, including evaluating store performance, developing budgets, and managing expenditures.

Adjusted EBITDA is not defined under GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing our operating performance, you should not consider Adjusted EBITDA in isolation or as a substitute for net income or other consolidated income statement data prepared in accordance with GAAP. Some of these limitations include, but are not limited to:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA may be defined differently by other companies, and, therefore, it may not be directly comparable to the results of other companies in our industry;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	Adjusted EBITDA does not reflect income taxes or the cash requirements for any tax payments.

The following table presents a reconciliation of net income, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA for the 39 weeks ended November 2, 2013 and October 27, 2012 and fiscal years 2012 and 2011.

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	November 2, 2013	October 27, 2012	February 2, 2013	January 28, 2012
	(in thousands)
Net income	$14,339	$14,104	$28,074	$33,694
Plus:
Income tax expense (benefit)	9,417	9,498	19,076	(11,467)
Interest expense	19,894	3,135	6,321	4,392
Depreciation and amortization	4,355	2,671	3,431	3,108
Bankruptcy-related expenses (benefit)(1)	55	385	(263)	919
Acquisition expenses(2)	2,331	—	959	—
E-commerce start-up costs	—	—	—	126
Pre-opening expenses(3)	1,071	1,201	1,441	774

Adjusted EBITDA	$51,462	$30,994	$59,039	$31,546

(1)

On March 21, 2009, Sportsman’s Warehouse Holdings, Inc. and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, seeking to reorganize the business under the provisions of the Bankruptcy Code. The plan of reorganization under the Bankruptcy Code was confirmed by the United States Bankruptcy Court for the District of Delaware on July 30, 2009 and became effective when all material conditions of the plan of reorganization were satisfied on August 14, 2009. We incurred certain costs related to our restructuring and emergence from Chapter 11 bankruptcy and included a liability as part of the reorganization value at August 14, 2009, the date of emergence from bankruptcy. Bankruptcy-related expenses are those amounts that are greater than the initial estimated restructuring costs, whereas bankruptcy-related benefits are those amounts that are less than the initial estimated costs. They are expensed as incurred.

(2)	Acquisition expenses for the 39 weeks ended November 2, 2013 relate to the costs associated with the acquisition of our ten previously operated stores in Montana, Oregon and Washington. Acquisition expenses for fiscal year 2012 relate to legal and consulting expenses related to potential merger and acquisition activity.
(3)	Pre-opening expenses include expenses incurred in the preparation and opening of a new store location, such as payroll, travel and supplies, but do not include the cost of the initial inventory or capital expenditures required to open a location. For the periods presented, these pre-opening costs were not concentrated in any quarter.

Recent Accounting Pronouncements

For a description of a complete list of recent accounting pronouncements, see the notes to our consolidated financial statements included elsewhere in this prospectus. Under the JOBS Act, EGCs can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not EGCs.

Quantitative and Qualitative Disclosures about Market Risk

Our principal exposure to market risk relates to changes in interest rates. Our revolving credit facility and term loans carry floating interest rates that are tied to LIBOR, the federal funds rate and the prime rate, and, therefore, our income and cash flows will be exposed to changes in interest rates to the extent that we do not have effective hedging arrangements in place. We historically have not used interest rate swap agreements to hedge the variable cash flows associated with the interest on our credit facilities. At November 2, 2013, the weighted average interest rate on our borrowings under our revolving credit facility was 2.19%. As long as LIBOR is less than 1.25%, the interest rates on our $185.0 million term loan and $50.0 million term loan will be fixed at 7.25% and 12.0%, respectively. Since we entered into the term loan facility on August 20, 2013, LIBOR has not exceeded 1.25%. Based on a sensitivity analysis at November 2, 2013, assuming the amount outstanding under our revolving credit facility would be outstanding for a full year and without giving effect to any prepayment of our term loans with the proceeds from this offering, a 100 basis point increase in interest rates would increase our annual interest expense by approximately $0.6 million. We do not use derivative financial instruments for speculative or trading purposes. However, this does not preclude our adoption of specific hedging strategies in the future.

BUSINESS

Overview

Sportsman’s Warehouse is a high-growth outdoor sporting goods retailer focused on meeting the everyday needs of the seasoned outdoor veteran, the first-time participant and every enthusiast in between. Our mission is to provide a one-stop shopping experience that equips our customers with the right hunting, shooting, fishing and camping gear to maximize their enjoyment of the outdoors. We strive to accomplish this goal by tailoring our broad and deep merchandise assortment to meet local conditions and demand, offering everyday low prices, providing friendly support from our knowledgeable, highly trained staff and offering extensive in-store events and educational programming. These core strategies help position Sportsman’s Warehouse as the “local outdoor experts” and the preferred place to both shop and share outdoor-based experiences in the communities we serve. As a result, we are expanding our loyal customer base in existing markets and increasing our store footprint in new markets, which we believe will further drive our growth and profitability.

Sportsman’s Warehouse was founded in 1986 as a single retail store in Midvale, Utah and has grown to 47 stores across 18 states. Today, we have the largest outdoor specialty store base in the Western United States and Alaska. Our stores range from 30,000 to 65,000 gross square feet, with an average size of approximately 48,000 gross square feet. Our store layout is adaptable to both standalone locations and strip centers. Based on publicly available information, we believe it is less capital-intensive for us to open new stores compared to our principal competitors because our “no frills” store layout requires less initial cash investment to build out and our stores generally require less square footage than the stores of our competitors. Together, these features enable us to effectively serve markets of multiple sizes, from Metropolitan Statistical Areas, or MSAs, with populations of less than 75,000 to major metropolitan areas with populations in excess of 1,000,000, while generating consistent four-wall Adjusted EBITDA margins and returns on invested capital across a range of store sales volumes.

Our Competitive Strengths

We believe the following competitive strengths allow us to capitalize on the growth opportunity within the outdoor activities and sporting goods market:

Differentiated Shopping Experience for the Seasoned Outdoor Veteran, the First-Time Participant and Every Enthusiast in Between. We place great emphasis on creating an inviting and engaging store experience for customers of all experience levels. For the seasoned outdoor veteran, we offer a one-stop, convenient store layout that promotes “easy-in, easy-out” access to replenish supplies, learn about local conditions and test products. We also serve first-time participants and casual users who are interested in enjoying the outdoors but enter our store without a clear sense for what equipment they need for their chosen activity. Our highly trained employees, who often are outdoor enthusiasts themselves and users of the products we sell, engage and interact with our customers in order to educate them and equip them with the right gear. Our sales associates draw upon both formal vendor sales training as well as first-hand experiences from using our products in local conditions. This selling approach allows us to offer a broad range of products and to deliver a shopping experience centered on the customer’s needs, which we believe results in increased customer loyalty, repeat visits and frequent referrals to other potential customers.

A customer’s shopping experience in our stores is further enhanced by a variety of helpful in-store offerings and features, including the issuance of hunting and fishing licenses, local fishing reports, availability of Sportsman’s News (our proprietary in-store newspaper), access to the Braggin’ Board (where customers can post photos of their outdoor adventures), indoor test ranges for archery equipment and displays of customer-owned taxidermy. In addition, we host a variety of in-store programs (such as “ladies night”), contests (such as Bucks & Bulls, a free-to-enter, big-game trophy contest) and a wide range of instructional seminars, from turkey frying to firearm operation and safety. These programs are all designed to help our customers connect with the outdoors and build the skill sets necessary to maximize enjoyment of their chosen activities. As a result, we believe our stores often serve as gathering spots where local enthusiasts can share stories, product knowledge and advice on outdoor recreation activities, which both drives traffic and fosters customer loyalty.

Locally Relevant Merchandise Serving the Comprehensive Needs of Outdoor Enthusiasts at a Compelling Value. We offer our customers an extensive and carefully selected assortment of branded, high-quality outdoor products at competitive prices. We accomplish this in three principal ways:

•

Locally Relevant Merchandise: We carry over 70,000 SKUs on average in each store, out of a pool of approximately 130,000 total SKUs. Each store’s merchandise is tailored to meet local conditions and consumer demand, taking into account seasonal requirements, regional game and fishing species, geographic diversity, weather patterns and key demographic factors, so that our customers have the right product, at the right time, for the right location.

•

Breadth and Mix of Product Assortment: Our merchandise strategy is designed to serve a variety of purchasing occasions, from big-ticket items to replenishment activity, as well as to meet the wide-ranging needs of customers from first-time participants to seasoned outdoor veterans. We pride ourselves on carrying an extensive selection of branded, “good, better and best” hard goods at everyday low prices, including a broad array of in-stock consumable items. Approximately 36% of our unit sales and 21% of our dollar sales during the 53-week period ended November 2, 2013 were consumable goods, such as ammunition, bait, cleaning supplies, food, lures, propane and reloading supplies. We believe this pairing of product breadth and consumable goods appeals to a broad range of customers and drives both repeat traffic and increased average ticket value.

•

Strong Vendor Relationships: We believe our vendors find our “brand-centric,” high-service store concept to be unique among national specialty outdoor retailers. Our attractive store locations, consistent presentation of merchandise and thorough product training present a compelling opportunity for our vendors to offer their brands to local markets that historically have been served primarily by “mom & pop” retailers. As a result, we believe we are able to negotiate terms with our vendors that are similar to those offered to our principal competitors that are larger in size. We share the benefits of these strategic vendor relationships with our customers through better pricing and enhanced access to certain products that are limited in production.

Flexible and Adaptable Real Estate Strategy. We believe that our store model, combined with our rigorous site selection process, is uniquely customizable to address the needs of the different markets we serve. Our stores can vary in size from 30,000 to 65,000 gross square feet. We have had success with leasing existing sites as well as constructing new build-to-suit sites. Our flexible store model permits us to serve both large metropolitan areas, like Phoenix, Arizona, and smaller MSAs, like Soldotna, Alaska, while generating consistent four-wall Adjusted EBITDA margins and returns on invested capital across a range of store sales volumes. In small- to medium-sized markets, we are often able to establish ourselves as a standalone destination for our customers; in larger markets, we have successfully leveraged existing infrastructure to open stores in shopping plazas near complementary retailers, drawing upon existing foot traffic. We believe our low-cost, flexible model allows us to access both large and small markets more economically than many of our peers.

We maintain a disciplined approach to new store development and perform comprehensive market research before selecting a new site, including partnering with specialized, third-party local real estate firms. We select sites based on criteria such as local demographics, traffic patterns, density of hunting and fishing license holders in the area, abundance of hunting and fishing game and outdoor recreation activities, store visibility and accessibility, purchase data from our existing customer database and availability of attractive lease terms. We have established productive relationships with well-regarded commercial real estate firms and believe that we are a sought-after tenant, given the strength of the Sportsman’s Warehouse brand, the high volume of customers that visit our stores and our flexible approach to site locations. As a result, we continue to have access to desirable retail sites on attractive terms.

Low Cost Operating Structure with Attractive and Replicable Store Economics. We strive to maintain a lower operating cost structure than our principal competitors, which allows us to serve small- to medium-sized markets as well as larger MSAs. We achieve this by exercising tight control over store-level expenses, real estate costs and corporate overhead. In addition, our growing store base, efficient, localized marketing spend and “no frills” warehouse store layout help us maintain comparatively low operating costs and provide us with the opportunity to achieve four-wall Adjusted EBITDA margins of 10% or more for stores in most new markets. Our typical new store requires an average net investment of approximately $2.0 million, which includes store build-out (net of contributions from landlords) and pre-opening cash expenditures. In addition, we stock each new store with initial inventory at an average cost of approximately $2.4 million. We target a pre-tax return on invested capital within one year after opening of over 50% excluding initial inventory cost (or over 20% including initial inventory cost), although our historical returns have often exceeded these thresholds. For fiscal year 2012, all of our stores that had been open for more than twelve months had Adjusted EBITDA margins of 10% or more. We believe this low-cost, capital-efficient approach also allows us to successfully serve markets that are not well-suited for the more capital-intensive store models of our principal competitors. Approximately 55% of our markets currently lack another nationally recognized outdoor specialty retailer, which we believe is a result of these dynamics.

Significant New Store Growth Opportunity within Existing and New Markets. We operate 47 stores across 18 states, primarily in the Western United States and Alaska, with a presence in these markets that is nearly three times that of the next largest outdoor retailer. We believe our leadership position in the Western United States, combined with our existing scalable infrastructure, provides a strong foundation for continued expansion within our core markets. Over the longer term, we believe our distinct retail concept has the potential to expand to more than 300 locations throughout the United States based on research conducted for us by Buxton Company, an independent consumer research and analytics firm.

The diagram below reflects our store footprint as of February 28, 2014:

Passionate and Experienced Management Team with Proven Track Record. We are focused on delivering an unsurpassed shopping experience to anyone who enjoys the excitement of the outdoors. This passion and commitment is shared by team members throughout our entire organization, from senior management to the employees in our stores. Our senior management team has an average of 18 years of retail experience, with extensive capabilities across a broad range of disciplines, including merchandising, real estate, finance, compliance, store operations, supply chain management and information technology. We also pride ourselves on the long tenure of our more than 160 store managers and corporate employees, who have been with us for an average of over seven years.

Our Growth Strategy

We are pursuing a number of strategies designed to continue our growth and strong financial performance, including:

Expanding Our Store Base. We believe that our compelling new store economics and our track record of opening successful new stores provide a strong foundation for continued growth through new store openings in existing, adjacent and new markets. Over the last three fiscal years, we have opened an average of four stores per year. We currently plan to open eight new stores in fiscal year 2014. For the next several years thereafter, we intend to grow our store base at a rate of eight to twelve stores annually and expect that most of our near-term growth will occur within the Western United States. Our longer-term plans include expanding our store base to serve the outdoor needs of enthusiasts in markets across the United States. We believe our existing infrastructure, including distribution, information technology, loss prevention and employee training, is capable of sustaining 100 or more stores without significant additional capital investment.

Increasing Same Store Sales Growth. We are committed to increasing same store sales through a number of ongoing and new initiatives, including: expansion of our clothing offerings and private label program (such as our new proprietary Rustic RidgeTM clothing line), our loyalty program, the implementation of kiosks and mobile point-of-sale in our stores and expansion of our “store-within-a-store” programs with major brands such as Carhartt, Columbia Sportswear and Under Armour. Each of these initiatives is designed to foster additional shopping convenience, add deeper merchandise selection and provide more product information to the customer. We believe these initiatives will drive additional traffic, improve conversion and increase average ticket value.

Continuing to Enhance Our Operating Margins. We believe that our planned expansion of our store base and growth in same store sales will result in improved Adjusted EBITDA margins as we take advantage of economies of scale in product sourcing and leverage our existing infrastructure, supply chain, corporate overhead and other fixed costs. Furthermore, we expect to increase our gross profit margin by expanding product offerings in our private label program, including our new proprietary Rustic RidgeTM clothing line, and continuing marketing initiatives in our higher-margin clothing and footwear departments.

Growing the Sportsman’s Warehouse Brand. We are committed to supporting our stores, product offerings and brand through a variety of marketing programs, private label offerings and corporate partnerships. Our marketing and promotional strategy includes coordinated print, digital and social media platforms. In-store, we offer a wide range of outdoor-themed activities and seminars, from turkey frying to firearm operation and safety. In addition, we sponsor community outreach and charity programs to more broadly connect with our local communities with the aim of promoting our brand and educating consumers. Finally, we are committed to local chapters of national, regional and local wildlife federations and other outdoor-focused organizations, such as Ducks Unlimited and the Rocky Mountain Elk Foundation. Many of our store managers and employees serve in senior positions in these organizations, which further strengthens our place as leaders in the local outdoor community. We believe all of these programs promote our mission of engaging with our customers and serving outdoor enthusiasts.

Our Stores

We operate 47 stores across 18 states. Most of our stores are located in power, neighborhood and lifestyle centers. Power centers are large, unenclosed shopping centers that are usually anchored by three or more national supercenters, such as Target, Wal-Mart and Costco. Neighborhood centers are shopping centers anchored by a supermarket or drugstore that provide convenience goods and services to a neighborhood. Lifestyle centers are shopping centers that combine the traditional functions of a shopping mall with leisure amenities such as pedestrian friendly areas, open air seating and inviting meeting spaces. We also operate several single-unit, stand-alone locations. Our stores average approximately 48,000 gross square feet.

The following table lists the location by state of our 47 stores open as of February 28, 2014:

	Number of Stores		Number of Stores
Idaho	5	Nevada	2
Utah	5	New Mexico	2
Washington	5	Wyoming	2
Alaska	4	Iowa	1
Colorado	4	Kentucky	1
Oregon	4	Mississippi	1
Arizona	3	South Carolina	1
Montana	3	Tennessee	1
California	2	Virginia	1

Store Design and Layout

We present our broad and deep array of products in a convenient and engaging atmosphere to meet the everyday needs of all outdoor enthusiasts, from the seasoned veteran to the first-time participant. We maintain a consistent floor layout across our store base that we believe promotes an “easy-in, easy-out” shopping experience. All of our stores feature wide aisles, high ceilings, visible signage and central checkouts with multiple registers. Sportsman’s Warehouse stores, true to their name, are designed in a “no frills” warehouse format that welcomes customers directly from or on the way to an outdoor activity. Some of our stores also feature “store-within-a-store” concepts for certain popular brand partners, such as Carhartt, Columbia Sportswear and Under Armour, through which we dedicate a portion of our floor space to these brands to help increase visibility and drive additional sales.

We have begun to increase our selling square footage within our existing stores, utilizing the additional square footage primarily for clothing display. This expansion permits us to diversify our presentation of clothing by combining table-top folded merchandise, four-way racks and “store-within-a-store” displays. The diagram below demonstrates this newer format. To date, we have modified a total of 22 stores, and we expect to complete modifications at an additional nine stores in the remainder of fiscal year 2014 and an additional four stores in fiscal year 2015.

Our stores include locally relevant features such as a large fishing board at the entrance that displays current fishing conditions in local lakes and rivers with coordinating gear in end-cap displays in the fishing aisles. We actively engage our customers through in-store features such as the Braggin’ Board, contests (such as Bucks & Bulls), and customer-owned taxidermy displays on the walls. We also host in-store programs such as “ladies night” and a wide range of instructional seminars, from turkey frying to firearm operation and safety. Annually, we organize approximately 2,500 programs across our stores for the benefit of our customers. We believe these programs help us connect with the communities in which we operate and encourage first time participants to build the skills necessary to become outdoor enthusiasts and loyal customers.

Expansion Opportunities and Site Selection

We have developed a rigorous and flexible process for site selection. We select sites for new store openings based on criteria such as local demographics, traffic patterns, density of hunting and fishing license holders in the area, abundance of hunting and fishing game and outdoor recreation activities, store visibility and accessibility, purchase data from our existing customer database and availability of attractive lease terms. Our store model is adaptable to markets of multiple sizes, from MSAs with populations of less than 75,000 to major metropolitan areas with populations in excess of 1,000,000. We have been successful in taking over existing leases and in constructing new build-to-suit locations.

Our store model is designed to be profitable in a variety of real estate venues, including power, neighborhood and lifestyle centers as well as single-unit, stand-alone locations. In small- to medium-sized markets, we generally seek anchor locations within high-traffic, easily accessible shopping centers. In larger metropolitan areas, we generally seek locations in retail areas with major discount retailers (such as Wal-Mart), wholesale retailers (such as Costco), other specialty hardline retailers (such as The Home Depot) or supermarkets. As we continue to expand our store base, we believe that small- to medium-sized markets offer a significant opportunity. In these markets, we believe our store size, which is smaller than many of our national competitors but larger than many independent retailers, enables us to find convenient, easily accessible store locations while still offering the broad and deep selection of merchandise that our customers desire. In addition, our store format and size allow us to open multiple stores in local areas within major MSAs, which gives our customers convenient, easy access to our products without having to travel long distances.

Members of our real estate team spend considerable time evaluating prospective sites before bringing a proposal to our real estate committee. Our real estate committee, which is comprised of senior management including our Chief Executive Officer, Chief Financial Officer and Senior Vice President of Stores, approves all prospective locations before a lease is signed.

We believe there is a significant opportunity to expand our store base in the United States. Based on research conducted for us by Buxton Company, we believe that we can grow our store base from 47 locations to more than 300 locations in the United States.

We opened four new stores in fiscal year 2013. We currently plan to open eight new stores in fiscal year 2014 and intend to grow our store base at a rate of eight to twelve stores annually for the next several years. Our new store openings are planned in existing, adjacent and new markets.

Our new store growth plan is supported by our target new unit economics, which we believe to be compelling. A typical store location ranges in size from 30,000 to 50,000 gross square feet. Our net investment to open a new store is approximately $2.0 million, consisting of pre-opening expenses and capital investments, net of tenant allowances. In addition, we stock each new store with initial inventory at an average cost of approximately $2.4 million. For the first twelve month period after opening a new store, we target net sales of $8.0 million to $11.0 million, a four-wall Adjusted EBITDA margin of more than 10% and a pre-tax return on invested capital of over 50% excluding initial inventory cost (or over 20% including initial inventory cost). Our new stores typically reach a mature sales growth rate within three to four years after opening, with net sales increasing 20% to 25% in the aggregate during this time period. For the eight stores opened since 2010 that have been open for a full twelve months, we achieved an average four-wall Adjusted EBITDA margin of 13.8% and an average ROIC of 139.9% excluding initial inventory cost (and 40.6% including initial inventory cost) during the first twelve months of operations. In addition, we achieved an average pre-tax payback period of less than one year (excluding initial inventory cost) and expect to achieve an average pre-tax payback period of less than 2.5 years (including initial inventory cost).

E-Commerce Platform and Digital Strategy

We believe our website is an extension of our brand and our retail stores. Our website, www.sportsmanswarehouse.com, serves as both a sales channel and a platform for marketing and product education, and allows us to engage more fully with the local outdoor community. Our website features a similar merchandise assortment as offered in our stores as well as certain products found exclusively online. Regulatory restrictions create a structural barrier to the online sale of approximately 30% of our product offerings, such as ammunition, certain cutlery, firearms, propane and reloading powder. As a result, this portion of our business is currently more protected from online-only retailers, such as Amazon.

We also provide our online customers with convenient multi-channel services. To ensure that our customers have access to our entire assortment of products available on the e-commerce website, our retail stores feature kiosks that allow customers to place orders for items that are available only on our website or that are out of stock or not regularly stocked. We view our kiosk offering as an important complement to our larger format stores, as well as a key differentiator and extension of our smaller format stores. Our in-store pickup offering allows customers to order products through our e-commerce website and pick up the products in our retail stores without incurring shipping costs. We believe our ship-to-store functionality is a valuable service offering to customers, as well as a means to generate additional foot traffic to our retail stores.

Our website also features an online version of our Braggin’ Board, which complements our retail store Braggin’ Board forum. In addition, our website features local area content, including fishing reports and event schedules, as well as online educational resources, including tips, advice and links to video demonstrations on our dedicated YouTube channel. In fiscal year 2014, we plan to launch enhanced department and product pages, detailed buyer’s guides, product checklists for trip planning and additional instructional product videos. We recently began to roll out our social media strategy through our Facebook page and Twitter feed. These platforms allow us to reach our customers more directly with targeted postings of advertisements and in-store events. We believe our online educational resources and community outreach drive traffic to our website and retail stores, while improving user engagement as shoppers move from single-purchase users to loyal customers.

We currently provide online customer service support through a third-party service provider, but anticipate providing this service in-house beginning in early 2014. We fulfill all orders in-house through our distribution center. During the 53-week period ended November 2, 2013, our e-commerce platform generated total sales of $7.6 million, or 1.1% of our total sales. Over the same period, our website received over twelve million visits, which we believe demonstrates our position as a leading resource for outdoor products and product education.

Our Products and Services

Merchandise Strategy

We offer a broad range of products at a variety of price points and carry a deep selection of branded merchandise from well-known manufacturers, such as Browning, Carhartt, Coleman, Columbia Sportswear, Federal Premium Ammunition, Honda, Johnson Outdoors, Remington, Shakespeare, Shimano, Smith & Wesson and Under Armour. To reinforce our convenient shopping experience, we offer our products at competitive, everyday low prices. We believe our competitive pricing strategy supports our strong value proposition, instills price confidence in both our customers and our sales associates and is a critical element of our competitive position.

We believe we offer a wider selection of hard goods than many of our principal competitors. We employ a “good, better, and best” merchandise strategy, with an emphasis on “better” products that meet the needs of customers of all experience levels. We strive to keep our merchandise mix fresh and exciting by continuously searching for new, innovative products and introducing them to our customers. Our hunting and shooting department, which is strategically located at the back of the store, is a key driver of store traffic and one of the reasons for our high frequency of customer visits. We carry a large array of consumable goods, which includes ammunition, bait, cleaning supplies, food, lures, propane and reloading supplies. During the 53-week period ended November 2, 2013, sales of consumable goods accounted for approximately 36.2% of our unit sales and 21.1% of our dollar sales. We believe the sale of consumables and replenishment items drives repeat traffic, with approximately 65% of our customers visiting our stores five or more times per year (according to our internal surveys). During such visits, our customers frequently browse and purchase other items, including additional gear and accessories.

We also carry a variety of private label offerings under the Rustic RidgeTM, Yukon Gold and Sportsman’s Warehouse brands. These products are designed and priced to complement our branded assortment, by offering our customers a quality alternative at all price points. We believe the clothing, footwear and camping categories present a compelling near-term opportunity to expand our private label offering. In order to address these segments, we recently introduced our proprietary Rustic RidgeTM clothing line. During the 53-week period ended November 2, 2013, private label offerings accounted for approximately 1.3% of our total sales, compared to more than 20% for many of our sporting goods retail peers. We believe our private label products are an important opportunity to drive sales and increase margins alongside our branded merchandise.

In addition to outfitting our customers with the correct gear, we provide our customers with various in-store, value-added, technical support services. All of our stores offer full-service archery technician services, fishing-reel line winding, gun bore sighting and scope mounting, among other services. We also help first-time participants enjoy the outdoors responsibly by issuing hunting and fishing licenses. We believe the support services provided by our highly trained staff technicians differentiate us from our competitors and drive customer loyalty and repeat traffic to our stores.

Products

Our stores are organized into six departments. The table below summarizes the key product lines and brands by department:

Department	Product Offerings
Camping	Backpacks, camp essentials, canoes and kayaks, coolers, outdoor cooking equipment, sleeping bags, tents and tools
Clothing	Camouflage, jackets, hats, outerwear, sportswear, technical gear and work wear
Fishing	Bait, electronics, fishing rods, flotation items, fly fishing, lines, lures, reels, tackle and small boats
Footwear	Hiking boots, socks, sport sandals, technical footwear, trail shoes, waders and work boots
Hunting and Shooting	Ammunition, archery items, ATV accessories, blinds and tree stands, decoys, firearms, reloading equipment and shooting gear
Optics, Electronics and Accessories	Gift items, GPS devices, knives, lighting, optics (e.g., binoculars) and two-way radios

Each department has buying and planning teams that are responsible for monitoring product availability from vendors and sales volume within the department and across all stores. We actively monitor the profitability of each product category within each department and adjust our assortment and selling space accordingly. This flexibility enables us to provide customers with more preferred product choices and to enhance the profit potential of each store.

Hunting and shooting has historically been the largest contributor to our sales. Hunting and shooting department products are generally sold at significantly higher price points than other merchandise but often have lower margins. Camping is our second largest department, and family-oriented camping equipment in particular continues to be a high growth product category. Our clothing sales have grown as we have introduced new brands and styles, including our selections for women and children. We view clothing sales as an important opportunity, given this department’s high gross margins and appeal to a broad, growing demographic.

The following table shows our sales during the past three fiscal years presented by department:

	Fiscal Year Ended
Department	February 2, 2013	January 28, 2012	January 29, 2011
Camping	12.0%	13.2%	12.8%
Clothing	7.6	8.9	9.1
Fishing	8.2	9.8	10.8
Footwear	5.8	6.6	7.2
Hunting and Shooting	55.7	49.4	47.9
Optics, Electronics and Accessories	8.5	9.4	9.2
Other	2.2	2.7	3.0

Total	100.0%	100.0%	100.0%

Camping. Camping represented approximately 12.0% of our net sales during fiscal year 2012. Our camping assortment addresses both the technical requirements of the heavy-use camper, including for long-duration or deep-woods excursions, as well as the needs of the casual camper. We offer a broad selection of tents and shelters for both multi-day “base camp” use and weekend outings, sleeping bags for the most extreme conditions as well as the summer overnight trip, backpacks and backpacking gear, including camouflaged styles for hunting, generators for home and camp use, a full assortment of easy-to-carry tools, cooking and food preparation equipment, including stoves and extended-use coolers, as well as dehydrated foods. Our camping department also includes canoes, kayaks and a selection of recreational family camping equipment, including basic automotive accessories, camp chairs and EZ ups. Our camping department includes brands such as Camp Chef, Coleman, Honda, Johnson Outdoors and Teton Sports.

Clothing. Clothing represented approximately 7.6% of our net sales during fiscal year 2012 and includes camouflage, outerwear, sportswear, technical gear, workwear, jackets and hats. We primarily offer well-known brands in our clothing department, such as Carhartt, Columbia Sportswear and Under Armour. We also intend to grow our proprietary clothing line, Rustic RidgeTM. Our clothing selection offers technical performance capabilities for a variety of hunting activities, including upland, waterfowl, archery, big game hunting, turkey hunting and shooting sports. Performance attributes include waterproofing, temperature control, scent control features and visual capabilities, such as blaze orange and camouflage in a wide range of patterns from brands such as Browning, King’s Camo and Sitka. Outerwear, particularly performance rainwear, is an important product category for customers who are fishing, hiking, hunting or marine enthusiasts. We furthermore complement our technical clothing with an assortment of casual clothing that fits our customers’ lifestyles, including a variety of branded graphic t-shirts, private label motto t-shirts and Carhartt workwear.

Fishing. Fishing represented approximately 8.2% of our net sales during fiscal year 2012 and includes products for fresh-water fishing, salt-water fishing, fly-fishing, ice-fishing and boating. Our broad assortment appeals to the beginning and weekend angler, as well as avid and tournament anglers. In addition to lures, rods and reels, our fishing assortment features a wide selection of products in the tackle supplies, electronics, fly-fishing, ice-fishing and marine accessories sub-categories. We also provide fishing-reel line winding services in all of our stores and live bait in most of our stores. We offer products for boat care and maintenance, as well as safety equipment and aquatic products such as float tubes and pontoons. All of our stores also sell fishing licenses. Our fishing department includes brands such as Plano Molding, Pure Fishing, Rapala, Rivers Wild Flies and Shimano.

Footwear. Footwear represented approximately 5.8% of our net sales during fiscal year 2012 and includes work boots, technical footwear, hiking boots, trail shoes, socks, sport sandals and waders. As with clothing, our footwear selection offers a variety of technical performance capabilities, such as different levels of support and types of tread, waterproofing, temperature control and visual attributes. Our footwear department includes brands such as Danner, Keen, Red Wing, SmartWool and Wolverine World Wide.

Hunting and Shooting. Hunting and shooting is our largest merchandise department, representing approximately 55.7% of our net sales during fiscal year 2012. Products such as ammunition, cleaning supplies, firearms and reloading selections are typically key drivers of traffic in our stores. Our hunting and shooting merchandise assortment provides equipment, accessories and consumable supplies for virtually every type of hunting and sport shooting. A backroom shop staffed with technicians allows us to support our hunting assortments for the benefit of the hunter.

Our merchandise selection includes a wide variety of firearms designed for hunting, shooting sports and home and personal defense, including air guns, black powder muzzle loaders, handguns, rifles and shotguns. We carry a wide selection of ammunition, archery equipment, dog training products, hunting equipment, reloading equipment and shooting accessories. All of our stores also sell hunting licenses. Our hunting and shooting department includes brands such as Ammunition Accessories, Browning, Federal Premium Ammunition, Remington, Smith & Wesson and Winchester.

Optics, Electronics and Accessories. Our optics, electronics and accessories department represented approximately 8.5% of our net sales during fiscal year 2012. This department supplements our other equipment departments with complementary products, such as optics (including binoculars, spotting scopes and rangefinders), GPS devices and other navigation gear, GoPro video cameras, two-way radios, specialized and basic cutlery and tools, including hunting and other knives, lighting, bear spray and other accessories. Our optics, electronics and accessories department includes brands such as Garmin, Leupold & Stevens, Nikon, Swarovski Optik and Vortex Optics.

Other. Our other department represented approximately 2.2% of our net sales during fiscal year 2012 and includes hunting and fishing licenses, background checks and miscellaneous services.

Loyalty Programs

We launched a loyalty program in the fall of 2013, through which our consumers are able to earn “points” towards Sportsman’s Warehouse gift cards on most of their purchases. The program is free to join and accepted through all channels for both purchases and the use of redemption cards.

Customers may obtain a loyalty program card when making a purchase in-store or online. After obtaining a card, the customer must register on our website in order to redeem loyalty rewards. Customers earn one point for each dollar spent, with the exception of certain items, such as gift cards and fish and game licenses. For every 100 points accumulated, the customer is entitled to a $1.00 gift credit, which may be redeemed by logging into our website to request a redemption card for any whole dollar amount (subject to the customer’s available point balance). The redemption card is then mailed to the customer and operates as a gift card to be used for both in-store and online purchasing. Our loyalty program is conveniently integrated into our store point-of-sale system, allowing our employees to inform customers of their number of accumulated points when making purchases at our retail stores.

In addition, we began issuing the multi-use Sportsman’s Warehouse Rewards VISA Platinum credit card in 2006 through US Bank. US Bank extends credit directly to cardholders and provides all servicing for the credit card accounts, funds the rewards and bears all credit and fraud losses. This card allows customers to earn points whenever and wherever they use their card. Customers may redeem earned points for products and services just as they would redeem loyalty card points. The rewards points never expire as long as the account is in good standing.

Sourcing and Distribution

Sourcing

We maintain central purchasing, replenishment and distribution functions to manage inventory planning, allocate merchandise to stores and oversee the replenishment of basic merchandise to the distribution center. We have no long-term purchase commitments. During the 53-week period ended November 2, 2013, we purchased merchandise from approximately 1,400 vendors with no vendor accounting for more than approximately 7% of total merchandise purchased. We have established long-standing, continuous relationships with our largest vendors.

Our sourcing organization is currently managed by our merchant team in our corporate headquarters. We have plans to shift certain merchandising functions to field merchant teams at the regional level beginning in fiscal year 2014, which we believe will better accommodate and augment our localized merchandising model. To ensure that our product offerings are tailored to local market conditions and demand, our merchant teams regularly meet one-on-one with our vendors, and attend trade shows, review trade periodicals and evaluate merchandise offered by other retail and online merchants. We also frequently gather feedback and new product reviews from our store management and employees, as well as from reviews submitted by our customers. We believe this feedback is valuable to our vendor-partners and improves our access to new models and technologies.

Distribution and Fulfillment

We distribute all of our merchandise from our efficient 507,000 square foot distribution center in Salt Lake City, Utah. We opened this facility in July 2013, more than doubling the available space from our prior facility, in order to accommodate our growing store base and e-commerce platform. The distribution center supports replenishment for all 47 stores and manages the fulfillment of direct-to-consumer e-commerce orders. We use common carriers for replenishment of our retail stores. We ship merchandise to our e-commerce customers via courier service. An experienced distribution management team leads a staff of 237 distribution center employees at peak inventory levels heading into the fourth quarter.

The distribution center has scalable systems and processes that we believe can accommodate continued new store growth to exceed 100 stores. We use the HighJump warehouse management system to manage all activities. The system is highly adaptable and can be easily changed to accommodate new business requirements. For example, in September 2010, we implemented a new picking process that allows e-commerce orders to be released without impacting the existing replenishment operations of the distribution center. Additionally, we have developed customized order packing and shipping processes to handle the specific requirements of the e-commerce business. We have the capability to both case pick and item pick, which is designed to ensure that our stores have sufficient quantities of product while also allowing us to maintain in inventory slow moving but necessary items. This balance allows us to stock the right products at the necessary locations, all at the right time and in the correct quantity.

Marketing and Advertising

We believe, based on internal surveys, that the majority of our customers are male, between the ages of 35 and 65, and have an annual household income between $55,000 and $100,000. We also actively market to women and children and have expanded our product offerings of women’s and children’s outerwear, clothing and footwear to address rising participation rates in hunting and shooting sports, as well as overall outdoor activity.

Our primary marketing efforts are focused on driving additional consumers to the stores and increasing the frequency and profitability of visits by customers of all types. We employ a two-pronged marketing approach:

•	regional advertising programs; and

•	local grass roots efforts to build brand awareness and customer loyalty.

Our regional advertising programs emphasize seasonal requirements for hunting, fishing and camping in our various store geographies. Our advertising medium is typically newspaper inserts (primarily multi-page color inserts during key shopping periods such as the Christmas season and Father’s Day), supplemented with modest amounts of direct mail, seasonal use of local and national television ads and a variety of out-of-home media buys. We proactively modify the timing and content of our message to match local and regional preferences, changing seasons, weather patterns and topography of a given region. In addition, the use of co-op funding with select vendors to supplement our out-of-pocket media expenses allows us to improve brand exposure through various advertising vehicles, while partnering with national brands in relevant media channels. This program also reinforces the general consumer’s impression of Sportsman’s Warehouse as a preferred retailer for those brands. Finally, we sponsor regional and national television programming, including sponsoring the Alaska Outdoor, Angler’s Channel, Fishful Thinking, Hooked on Utah and RAM Outdoors. Our total media expenses for the 53-week period ended November 2, 2013 were approximately $6.1 million, excluding co-op reimbursement of $1.9 million.

The second prong of our marketing effort is the time and resources devoted to fostering grass roots relationships in the local community. Each Sportsman’s Warehouse store employs a variety of outreach tools to build local awareness. One key component to a successful store is hosting events throughout the year, targeting a variety of end user customer profiles (such as hunters, campers, anglers, women and children). In total, our store base hosts or facilitates approximately 2,500 in-store and offsite seminars and events per year, such as “ladies night,” Berkley Bass Tank, Eastman’s Deer Tour, Waterfowl Weekend and Bucks & Bulls. We are also active in supporting a variety of conservation groups, such as Ducks Unlimited, Rocky Mountain Elk Foundation, Mule Deer Foundation and the National Wild Turkey Federation, both at the corporate level and through store employee local memberships and participation. Company representatives attend more than 400 events annually in the aggregate, both to provide support for these organizations and to solidify ties between their members and the Sportsman’s brand. Furthermore, we believe that the Sportsman’s News newspaper, offered in-store only, provides a unique point of contact with our customers by offering outdoor stories, product reviews, advertising for company-approved third-party guide services (for both first-time participants and experienced outdoor enthusiasts), how-to articles and new product introductions to keep all of our customers up to date on the latest trends and technology. Finally, such grass roots campaigns enable us to reduce our initial marketing spend in connection with new store openings. We believe that these initiatives are highly cost-effective tools to create brand awareness and engender a loyal community of local customers, as well as a key differentiator versus other national retailers.

Hiring, Training and Motivating our Employees

We believe that the recruitment, training and knowledge of our employees and the consistency and quality of the service they deliver are central to our success. We emphasize deep product knowledge for store managers and sales associates at both the hiring and training stages. We hire most of our sales associates for a specific department or product category. As part of the interview process, we test each prospective employee for knowledge specific to the department or category in which he or she is applying to work. All of our managers and sales associates undergo focused sales training, consisting of both sales techniques and specialized product instruction, both immediately upon hiring (approximately 20 hours) and continuing throughout their career (approximately 16 hours annually). In addition, our sales associates receive loss prevention instruction and departmental training upon hiring. For example, in our hunting department, all employees receive an additional nine hours of ATF training initially upon hire, with continuing education throughout the year. Our store managers complete two to six months of on-the-job training at another store with an existing district manager, as part of which they receive approximately 80 hours of dedicated managerial training and instruction. Our department heads receive extensive online training as well as on-site instruction, totaling approximately 40 hours. As a result of these programs, our employees are highly trained to provide friendly and non-intimidating education, guidance and support to address our customers’ needs.

Our employees are often outdoor enthusiasts themselves, participating in outdoor activities alongside our customers in the local community. Our employees spend approximately 16% of their gross wages in-store, underscoring their passion for both our company and the outdoor lifestyle. We believe this high level of participation and employee store patronage is unique among our competitors in this industry and enhances our differentiated shopping experience.

One of our unique assets is a specially designed training room (our “blue room”) located at our headquarters. Our blue room is used frequently for firm-wide training programs and by vendors to stage training demonstrations for new products. Blue room sessions are broadcast real-time in high definition to each store location and are recorded for future viewing. Vendor training is especially interactive, permitting vendor representatives to present a uniform message simultaneously to all employees, while allowing managers and sales staff in individual stores to ask questions of the vendors and provide real-time feedback on products. This system decreases the vendor’s promotion and education costs and provides more meaningful training to our employees. Blue room training sessions are particularly important for technical products, especially those with numerous features and a high unit price, because they enable our sales associates to better educate customers and provide additional assurance that a given product fits the customer’s needs. Given its utility as a cost-effective sales tool, our blue room is reserved well in advance by vendors. Our training program has been a critical factor in increasing conversion, which has led to average ticket growth of 18.0% since the end of fiscal year 2010.

Properties

We do not own any material real property, but rather lease all of our store locations. Our corporate headquarters is located in an approximately 60,000 square foot building in Midvale, Utah. The building is leased under an agreement expiring in December 31, 2018.

Our distribution center is located in a 507,000 square foot facility in Salt Lake City, Utah. The building is leased under an agreement expiring in 2023, with three options that each allow us to extend for an additional five years. We believe that our distribution center is of sufficient scale to support a network of up to 100 stores.

We have 47 stores in 18 states, which includes the ten stores we re-acquired from United Farmers of Alberta in March 2013. In total we have approximately 2.2 million gross square feet across all of our stores. Our stores are leased from third parties with lease terms typically ranging from five to fifteen years, and many of our lease agreements have additional five-year renewal options. All of our leases provide for additional payments associated with common area maintenance, real estate, taxes and insurance. In addition, many of our lease agreements have defined escalating rent provisions over the initial term and extensions.

Information Technology

Business critical information technology, or IT, systems include our supply chain systems, merchandise system, point-of-sale (POS) system, warehouse management system, e-commerce system, loss prevention system and financial and payroll systems. Our IT infrastructure is robustly designed to be able to access real-time data from any store or channel. The network infrastructure allows us to quickly and cost effectively add new stores to the wide area network, or WAN. The private WAN is built on CenturyLink’s (formerly Qwest) backbone with all of its resources and support. Additionally, we have implemented a redundant wireless WAN on Verizon’s infrastructure. Each Sportsman’s location is equipped with a backup power generator. All key systems will continue to run in the event of a power or network outage. All data is backed up daily from one storage array to another storage array.

We have implemented what we believe to be best-of-class software for all of our major business critical systems. Key operating systems include Oracle Applications for ERP, Oracle ATG for our e-commerce channel, Tomax’s Retail.net and JPOS for in-store functionality and HighJump for WMS. Our physical infrastructure is also built on products from best-in-class vendors Cisco, Dell, Oracle Sun and VMWare. Originally designed with the goal of being able to run a significantly larger retail business, our IT systems are scalable to support our growth.

Each retail store and the distribution center has a security room and loss prevention employees who monitor an average of 64 cameras (160 at the distribution center) that are connected to digital video recorders (DVR) that record at least 30 days of video. Cameras are monitored locally during store hours. In addition, all cameras are monitored centrally at our headquarters in our dedicated surveillance room, which has capacity to monitor over 120 stores. This room is staffed continuously and provides off-hours monitoring and backup for all stores. Digital recorded video can be searched by pixel movement, which can quickly identify any loss prevention issue. Our sophisticated systems are a key factor in our shrink rates of less than 1% and an important component of our comprehensive compliance program.

We furthermore have incorporated enhanced reporting tools that have allowed for more comprehensive monitoring of business performance, which has been critical to management’s ability to drive strong store level performance. Management has access to a reporting dashboard that shows key performance indicators, or KPIs, on a company, store, department and category level. KPIs include sales, margin, budget, conversions, payroll, shrinkage and average order value all on a daily, weekly, monthly and yearly basis. All KPIs are compared to comparable prior year periods. District, store and department managers have access to the data relevant to their area of responsibility. Real-time, up to the second, sales data is available on demand. The system allows for custom-created reports as required.

Intellectual Property

Sportsman’s Warehouse® and Sportsman’s Warehouse America’s Premier Outfitter® are among our service marks or trademarks registered with the United States Patent and Trademark Office. We also have several pending applications for trademarks, including Rustic RidgeTM. In addition, we own several other registered and unregistered trademarks and service marks involving advertising slogans and other names and phrases used in our business. We also own numerous domain names, including www.sportsmanswarehouse.com, among others. The information on, or that can be accessed through, our websites is not a part of this prospectus.

We believe that our trademarks are valid and valuable and intend to maintain our trademarks and any related registrations. We do not know of any material pending claims of infringement or other challenges to our right to use our marks in the United States or elsewhere. We have no franchises or other concessions that are material to our operations.

Our Market and Competition

Our Market

We compete in the large, growing and fragmented outdoor activities and sporting goods market, which we believe is currently underserved by full-line multi-activity retailers. We believe, based on reports by the NSGA and other industry sources, that U.S. outdoor activities and sporting goods retail sales totaled over $50 billion in 2012. The U.S. outdoor activities and sporting goods sector is comprised of three primary categories—equipment, clothing and footwear—with each category containing distinct product sets to support a variety of activities, including hunting, fishing, camping and shooting, as well as other sporting goods activities.

We believe growth in the U.S. outdoor activities and sporting goods market is driven by several key trends, including: an expanding demographic focused on healthy and active lifestyles; successful new product introductions centered around enhancing performance and enjoyment while participating in sporting and outdoor activities; and the resilience of consumer demand for purchases in these categories versus other discretionary categories. We believe these factors will continue to foster growth in the outdoor activities and sporting goods market in the future.

Within the retail sporting goods sector, we operate primarily in the outdoor equipment, clothing and footwear segment, which includes hunting and shooting, fishing, camping and boating. This segment is growing at a faster rate than the sporting goods industry at large. The 2011 U.S. Fish and Wildlife national survey, published once every five years, found that hunting and shooting and fishing participation increased 9% and 11%, respectively, for Americans aged 16 and older from 2006 to 2011. This survey also found that fishing participation among women increased by 17% over the same time period. According to the NSGA, in 2012, participation among women in hunting with firearms and target shooting with live ammunition increased 29% and 27%, respectively. Furthermore, we believe that specialty retailers have generated additional sales volume by expanding their presence, especially in smaller communities, which has increased customers’ access to products that formerly were less available. The nature of the outdoor activities to which we cater requires recurring purchases throughout the year, resulting in high rates of conversion among customers. For example, active anglers typically purchase various fishing tackle throughout the year based on seasons and changing conditions. Hunting with firearms typically is accompanied by recurring purchases of ammunition and cleaning supplies throughout the year and multiple firearm styles for different hunted game.

Competition

We believe that the principal competitive factors in our industry are breadth and depth of product selection, including locally relevant offerings, value pricing, convenient locations, technical services and customer service. A few of our competitors have a larger number of stores, and some of them have a greater market presence, name recognition and financial, distribution, marketing and other resources than we have. We believe that we compete effectively with our competitors with our distinctive branded selection and superior customer service, as well as our commitment to understanding and providing merchandise that is relevant to our targeted customer base. We cater to the outdoor enthusiast and believe that we have both an in-depth knowledge of the technical outdoor customer and a “grab and go” store environment that is uniquely conducive to their need for value and convenience. We believe that our flexible box size, combined with our low-cost, high-service model, also allows us to enter into and serve smaller markets that our larger competitors cannot penetrate as effectively. Finally, legal restrictions on the sale of approximately 30% of our product offerings, such as ammunition, certain cutlery, firearms, propane and reloading powder, create a structural barrier to competition from many online retailers, such as Amazon.

Our principal competitors include the following:

•	independent, local specialty stores, often referred to as “mom & pops”;

•

other specialty retailers that compete with us across a significant portion of our merchandising categories through retail store, catalog or e-commerce businesses, such as Bass Pro Shops, Cabela’s and Gander Mountain;

•	large-format sporting goods stores and chains, such as Academy Sports + Outdoors and Dick’s Sporting Goods; and

•	mass merchandisers, warehouse clubs, discount stores, department stores and online retailers, such as Amazon, Target and Wal-Mart.

Independent, Local Specialty Stores. These stores generally range in size from approximately 2,000 to 10,000 square feet, and typically focus on one or two specific product categories, such as hunting, fishing or camping, and usually lack a broad selection of product.

Other Specialty Retailers. Some of the other specialty retailers that compete with us across a significant portion of our merchandising categories are large-format retailers that generally range in size from 40,000 to 250,000 square feet. These retailers seek to offer a broad selection of merchandise focused on hunting, fishing, camping and other outdoor product categories. Some of these stores combine the characteristics of an outdoor retailer with outdoor entertainment and theme attractions. We believe that the number of these stores that can be supported in any single market area is limited because of their large size and significant per-store cost.

Other specialty retailers are smaller chains that typically focus on offering a broad selection of merchandise in one or more of the following product categories—hunting, fishing, camping or other outdoor product categories. We believe that these other outdoor-focused chains generally do not offer a similar depth and breadth of merchandise or specialized services in all of our product categories.

Large-Format Sporting Goods Stores And Chains. These stores generally range from 20,000 to 80,000 square feet and offer a broad selection of sporting goods merchandise covering a variety of sporting goods categories, including baseball, basketball, football and home gyms, as well as hunting, fishing and camping. However, we believe that the amount of space at these stores devoted to our outdoor product categories limits the extent of their offerings in these areas.

Mass Merchandisers, Warehouse Clubs, Discount Stores, Department Stores and Online Retailers. With respect to retailers in this category with physical stores, these stores generally range in size from approximately 50,000 to over 200,000 square feet and are primarily located in shopping centers, free-standing sites or regional malls. Hunting, fishing and camping merchandise and clothing represent a small portion of the stores’ assortment, and of their total sales. We believe that less than 10% of our product offering, and less than 5% of our hunting and shooting product offering, overlap with these stores.

Over the past decade, specialty retailers, such as us, have gained market share of equipment sales at the expense of mass merchants, discount stores and independent retailers, or “mom & pop” shops, which we believe comprise approximately 65% of the market. In addition, while there are over 50,000 federal firearms licenses, or

FFLs, in the United States today, only 2,000 are currently held by national or regional specialty stores. Since FFLs are issued at the store level, these statistics imply that the remaining 96% of the market is fragmented among mom & pop stores. We believe this fragmentation within the total addressable market presents an attractive opportunity for us to continue to expand our market share, as customers increasingly prefer a broad and appealing selection of merchandise, competitive prices, high levels of service and one-stop shopping convenience.

Seasonality

We experience moderate seasonal fluctuations in our net sales and operating results as a result of holiday spending and the opening of hunting seasons. While our sales are more level throughout the year than many retailers, our sales are still traditionally somewhat higher in the third and fourth quarters than in the other quarterly periods. On average over the last three fiscal years, we have generated 32.1% and 26.2% of our net sales in the third and fourth fiscal quarters, respectively, which includes the holiday selling season as well as the opening of the fall hunting season. However, Spring hunting, Father’s Day and the availability of hunting and fishing throughout the year in many of our markets counterbalance this seasonality to a certain degree.

Regulation and Compliance

Regulation and Legislation

We operate in highly regulated industries. There are a number of federal, state and local laws and regulations that affect our business. In every state in which we operate, we must obtain various licenses or permits in order to operate our business.

Because we sell firearms at all of our retail stores, we are subject to regulation by the ATF. Each store has a federal firearms license permitting the sale of firearms, and our distribution center has obtained a federal firearms license to store firearms. Certain states require a state license to sell firearms, and we have obtained these licenses for the states in which we operate that have such a requirement.

We must comply with federal, state and local laws and regulations, including the National Firearms Act of 1934, or NFA, the Gun Control Act of 1968, or GCA, the Arms Export Control Act of 1976 and Internal Revenue Code provisions applicable to the Firearms and Ammunition Excise Tax, all of which have been amended from time to time. The NFA and the GCA require our business to, among other things, maintain federal firearms licenses for our locations and perform a pre-transfer background check in connection with all firearms purchases. We perform this background check using either the FBI-managed National Instant Criminal Background Check System, or NICS, or a comparable state government-managed system that relies on NICS and any additional information collected by the state, a state point of contact, or POC. These background check systems either confirm that a transfer can be made, deny the transfer or require that the transfer be delayed for further review, and provide us with a transaction number for the proposed transfer. We are required to record the transaction number on an ATF Form 4473 and retain this form in our records for auditing purposes for 20 years for each approved transfer and five years for each denied or delayed transfer.

The federal categories of prohibited purchasers are the prevailing minimum for all states. States (and, in some cases, local governments) on occasion enact laws that further restrict permissible purchasers of firearms. We are also subject to numerous other federal, state and local laws and regulations regarding firearm sale procedures, record keeping, inspection and reporting, including adhering to minimum age restrictions regarding the purchase or possession of firearms or ammunition, residency requirements, applicable waiting periods, importation regulations and regulations pertaining to the shipment and transportation of firearms.

Over the past several years, bills have been introduced in the United States Congress that would restrict or prohibit the manufacture, transfer, importation or sale of certain calibers of handgun ammunition, impose a tax and import controls on bullets designed to penetrate bullet-proof vests, impose a special occupational tax and registration requirements on manufacturers of handgun ammunition and increase the tax on handgun ammunition in certain calibers. Recently, Congress has debated certain gun control measures that are supported by the current administration.

In September 2004, Congress declined to renew the Assault Weapons Ban of 1994, or AWB, which prohibited the manufacture of certain firearms defined as “assault weapons”; restricted the sale or possession of “assault weapons,” except those that were manufactured prior to the law’s enactment; and placed restrictions on the sale of new high capacity ammunition feeding devices. Various states and local jurisdictions, including Colorado and California (states in which we operate stores), have adopted their own versions of the AWB or high capacity ammunition feeding device restrictions, some of which restrictions apply to the products we sell in other states. If a statute similar to the AWB were to be enacted or re-enacted at the federal level, it would impact our ability to sell certain products. Additionally, state and local governments have proposed laws and regulations that, if enacted, would place additional restrictions on the manufacture, transfer, sale, purchase, possession and use of firearms, ammunition and shooting-related products. For example, several states, such as Colorado, Connecticut, Maryland, New Jersey and New York, have enacted laws and regulations that are more restrictive than federal laws and regulations that limit access to and sale of certain firearms. For example, Connecticut and New York impose mandatory screening of ammunition purchases; California and the District of Columbia have requirements for microstamping (that is, engraving the handgun’s serial number on each cartridge) of new handguns; and some states prohibit the sale of guns without internal or external locking mechanisms. Other state or local governmental entities may also explore similar legislative or regulatory initiatives that may further restrict the manufacture, sale, purchase, possession or use of firearms, ammunition and shooting-related products.

The Protection of Lawful Commerce in Arms Act, or PLCAA, which became effective in October 2005, prohibits civil liability actions from being brought or continued in any federal or state court against federally licensed manufacturers, distributors, dealers or importers of firearms or ammunition for damages, punitive damages, injunctive or declaratory relief, abatement, restitution, fines, penalties or other relief resulting from the criminal or unlawful misuse of a qualified product by third parties. The legislation does not preclude traditional product liability actions.

We are also subject to a variety of federal, state and local laws and regulations relating to, among other things, protection of the environment, human health and safety, advertising, pricing, weights and measures, product safety, and other matters. Some of these laws affect or restrict the manner in which we can sell certain items, such as handguns, smokeless powder, black powder substitutes, ammunition, bows, knives and other products. State and local laws and regulations governing hunting, fishing, boating, ATVs and other outdoor activities and equipment can also affect our business. We believe that we are in substantial compliance with the terms of such laws and that we have no liabilities under such laws that we expect could have a material adverse effect on our business, results of operations or financial condition.

In addition, many of our imported products are subject to existing or potential duties, tariffs or quotas that may limit the quantity of products that we may import into the United States and other countries or impact the cost of such products. To date, quotas in the operation of our business have not restricted us, and customs duties have not comprised a material portion of the total cost of our products.

Our e-commerce business is subject to the Mail or Telephone Order Merchandise Rule and related regulations promulgated by the FTC which affect our catalog mail order operations. FTC regulations, in general, govern the solicitation of orders, the information provided to prospective customers, and the timeliness of shipments and refunds. In addition, the FTC has established guidelines for advertising and labeling many of the products we sell.

Compliance

We are routinely inspected by the ATF and various state agencies to ensure compliance with federal and local regulations. While we view such inspections as a starting point, we employ more thorough internal compliance inspections to help ensure we are in compliance with all applicable laws. Our compliance department conducts at least one on-site inspection of each store location annually. With the IT infrastructure systems we have in place, recall inspections can be done remotely.

We dedicate significant resources to ensure compliance with applicable federal, state and local regulations. Since we began operations in 1986, none of our federal firearm licenses have been revoked, and none of our ATF compliance inspections have resulted in a major violation. As an example, one of our stores was recently inspected as a part of ATF’s Project Southwest Border Initiative. Approximately 7,000 ATF Forms 4473 (required for each over-the-counter sale of a firearm) were inspected and two years of firearm acquisition and disposition records were scrutinized. This exhaustive inspection resulted in zero violations.

We are also subject to a variety of state laws and regulations relating to, among other things, advertising and product restrictions. Some of these laws prohibit or limit the sale, in certain states and locations, of certain items, such as black powder firearms, ammunition, bows, knives, and similar products. Our compliance department administers various restriction codes and other software tools to prevent the sale of such jurisdictionally restricted items.

We have particular expertise in the California market and have passed two California Department of Justice, or CA DOJ, firearm audits with zero violations. The CA DOJ communicates with us for compliance assistance, recognizing the strength of our compliance infrastructure.

Employees

As of February 28, 2014, we had approximately 3,000 total employees. Of our total employees, approximately 140 were based at our corporate headquarters in Midvale, Utah, approximately 230 were located at our distribution center, and approximately 2,600 were store employees. We had approximately 1,500 full-time employees and approximately 1,500 part-time employees, who are primarily store employees. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. Our relationship with our employees is one of the keys to our success, and we believe that relationship is good.

Legal Proceedings

On March 11, 2013, we acquired certain assets and assumed certain liabilities of Wholesale Sports Outdoor Outfitters, or Wholesale Sports, relating to their retail business of hunting, fishing and camping goods and supplies. Concurrently with our asset purchase, Alamo Group, LLC, an unrelated third party, purchased all of the stock of Wholesale Sports. On March 22, 2013, the landlord of a store in Spokane, Washington that was formerly operated by Wholesale Sports, which store’s lease we did not assume in our purchase of assets from Wholesale Sports, filed a complaint against the seller of Wholesale Sports, Wholesale Sports and Alamo Group in the Superior Court for the State of Washington in the County of Spokane captioned as North Town Mall v. United Farmers of Alberta Co-Operative Limited, et al., Case No. 13-2-01201-9. The complaint, as amended, alleges claims for breach of lease, violation of Washington’s Fraudulent Transfer Act, tortious interference with contractual relations, piercing the corporate veil, assumption of the Spokane store lease and fraud and/or negligent representation. We were named as a co-defendant in the amended complaint with respect to the fraudulent conveyance, tortious interference, and assumption of the lease claims. The complaint requests that the court order “avoidance” of an alleged transfer of assets from Wholesale Sports to us and/or Alamo Group, damages based on future rent to be paid under the lease in the approximate amount of $4.5 million, attachment of assets, attorneys’ fees and costs as provided for in contract, and such other relief that the court deems just and proper. In addition, the amended complaint alleges that we and Alamo Group are liable for expenses that the landlord would incur as a result of default under the lease, including expenses related to returning the store premises to the condition called for in the lease and the cost to locate a new tenant. We believe that the landlord’s claims are without merit and intend to vigorously defend the lawsuit.

When we become aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If a loss contingency is probable and the amount of the loss can be reasonably estimated, we record an accrual for the loss. In such cases, there may be an exposure to potential loss in excess of the amount accrued. Where a loss is not probable but is reasonably possible or where a loss in excess of the amount accrued is reasonably possible, we disclose an estimate of the amount of the loss or range of possible losses for the claim if a reasonable estimate can be made, unless the amount of such reasonably possible losses is not material to our financial position, results of operations or cash flows. For the matter described above, we do not believe that a loss is either probable or reasonably possible or reasonably estimable. The ability to predict the ultimate outcome of such matter involves judgments and inherent uncertainties. The actual outcome could differ.

We are subject to various legal proceedings and claims, including employment claims, wage and hour claims, intellectual property claims, contractual and commercial disputes and other matters that arise in the ordinary course of our business. While the outcome of these and other claims cannot be predicted with certainty, we do not believe that the outcome of these matters individually or in the aggregate will have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

Executive Officers, Directors, Director Nominees and Key Employees

Below is a list of our executive officers, directors, director nominees and key employees and their respective ages and positions and a brief account of the business experience of each of them. Our board of directors will consist of seven members upon completion of this offering. Messrs. Graham, Hickey, Schneider and Toolson will become directors effective immediately upon completion of this offering, and Mr. Seidler will resign as a member of our board of directors effective immediately upon completion of this offering.

Name	Age	Position(s)
Executive officers, directors and director nominees
John V. Schaefer	55	President, Chief Executive Officer and Director
Kevan P. Talbot	43	Chief Financial Officer and Secretary
Christopher Eastland	41	Chairman
Leonard Lee	40	Director
Robert Seidler	48	Director
Kent V. Graham	70	Director Nominee
Gregory P. Hickey	63	Director Nominee
Joseph P. Schneider	54	Director Nominee
Kay L. Toolson	70	Director Nominee
Key employees
Jeremy R. Sage	42	Senior Vice President, Stores
Larry W. Knight	46	Senior Vice President, Merchandising
Karen Seaman	49	Chief Marketing Officer
Michael L. Van Orden	49	Chief Technology Officer
Christopher B. Utgaard	40	Chief Operations Officer
Matthew G. French	43	Vice President, Compliance
Travis Mann	41	Vice President, Field Merchandising

Executive Officers

John V. Schaefer has served as our President and Chief Executive Officer and as a director since August 2009 and served as our Secretary from August 2009 until December 2013. Before joining us, Mr. Schaefer served as the Chief Executive Officer of Team Express, an internet, catalog and retail marketer of sporting goods from December 2008 through August 2009. From August 2007 to December 2008, Mr. Schaefer was with Pierre Foods, a manufacturer, marketer and distributor of pre-cooked and ready-to-cook meals, including as Chief Executive Officer and Chief Restructuring Officer from July 2008 to December 2008. From April 2007 to August 2007, Mr. Schaefer was Managing Director of Lightning Management, LLC, an executive management services firm. From February 1998 to April 2007, Mr. Schaefer held various positions, including that of President and Chief Executive Officer (April 2005 to April 2007), President, Chief Operating Officer, Chief Financial Officer and Director (July 2004 to April 2005), and Chief Financial Officer (April 2001 to July 2004), with Cornerstone Brands, Inc., a family of catalog companies for the home, leisure and casual apparel, including Ballard Designs, Frontgate, Garnet Hill, Improvements, Smith+Noble, The Territory Ahead and TravelSmith. From August 1992 to February 1998, Mr. Schaefer served as Chief Financial Officer and Chief Operating Officer of Eastbay, Inc., a direct marketer of footwear, apparel, equipment and licensed and private label products. From September 2007 until January 2009, Mr. Schaefer was a director and member of the Audit Committee of The Parent Company, a commerce (toys, baby products and electronics), content and new media company controlled by D. E. Shaw Laminar Portfolios, L.L.C. that ceased operations in 2009. From February 2008 to July 2010, Mr. Schaefer was a director and member of the Audit Committee and the Nominating/Governance Committee of Kid Brands, Inc., a company that designs and markets branded infant and juvenile products in a number of categories. Mr. Schaefer received a BBA in Business Administration from the University of Wisconsin and was formerly a certified public accountant. Mr. Schaefer has been our President and Chief Executive Officer for over four years, and his leadership and strategic vision over these years have been critical to our success. Mr. Schaefer brings his knowledge of the day-to-day operations of our company to the board of directors, providing invaluable insight to the board of directors as it oversees our operations, growth and finances.

Kevan P. Talbot has served as our Chief Financial Officer since June 2009 and as our Secretary since December 2013. Mr. Talbot joined us as our Controller in June 2002 and also served as our Vice President of Finance from November 2005 to June 2009. Prior to joining us, Mr. Talbot served as an audit and business advisory manager at Arthur Andersen LLP. Mr. Talbot also currently serves as Treasurer and Secretary of Utah Wildlife in Need, a non-profit foundation whose mission is to help Utah’s native wildlife. He has served in this capacity since 2008. Mr. Talbot is a certified public accountant and holds a Bachelor of Science degree and a Master of Accountancy degree from Brigham Young University.

Directors and Director Nominees

Upon completion of this offering, our board of directors will consist of seven members. Messrs. Graham, Hickey, Schneider and Toolson will become directors effective immediately upon completion of this offering, and Mr. Seidler will resign as a member of our board of directors effective immediately upon completion of this offering. The biographical information of Mr. Schaefer is set forth above.

Christopher Eastland has served as a member of our board of directors since August 2009 and as the Chairman since September 2010. In addition to Mr. Eastland’s service on our board of directors, he is a partner at Seidler, having joined in 2004, where he is involved in all investment activities, including the structuring, negotiating and closing of portfolio investments, and has served on the boards of numerous private companies. Prior to joining Seidler, Mr. Eastland was an attorney at O’Melveny & Myers LLP from 1999 to 2004. His practice focused principally on mergers and acquisitions and private equity investment, as well as representation of public and private companies in commercial transactions. Mr. Eastland has also served as a director of Parks! America, Inc. since 2006 and as a member of the audit committee and member of the compensation committee of Parks! America, Inc. since 2009. Mr. Eastland received a bachelor’s degree in business administration and entrepreneurial studies from the University of Southern California and a Juris Doctor degree from the University of Southern California and is a member of the State Bar of California. We believe that Mr. Eastland’s experience of almost ten years at Seidler overseeing investments in its portfolio companies, his experience of serving on the board of directors of Parks! America Inc. and his prior experience as an attorney representing public and private corporations will enable him to provide useful insight to our board of directors.

Kent V. Graham will serve as a member of our board of directors effective immediately upon the completion of this offering. Mr. Graham is currently a retired attorney and private investor. From 1969 until his retirement in 2005, Mr. Graham was an attorney at O’Melveny & Myers LLP, where he served as a partner beginning in 1977 and co-chaired the firm’s Governance and Compliance Group from 2003 to 2005. His practice focused principally on corporate transactions, including corporate finance, mergers and acquisitions and advising corporations on the duties and responsibilities of directors and shareholder rights. Between 1995 and 2008, Mr. Graham served on the board of directors and as chairman of the Audit Committee of ImagePoint, Inc., a privately held illuminated outdoor sign manufacturer. Since 1995, Mr. Graham has served as President, Founder and Director of The Achievable Foundation, a nonprofit corporation serving low-income, developmentally disabled persons. Mr. Graham received a bachelor’s degree in psychology from the University of California, Los Angeles and a Juris Doctor degree from Loyola Law School, Los Angeles. We believe that Mr. Graham’s experience as an attorney representing public and private corporations, as well as his detailed knowledge of corporate governance matters, will enable him to provide useful insight to our board of directors.

Gregory P. Hickey will serve as a member of our board of directors effective immediately upon the completion of this offering. From 1973 until his retirement in 2010, Mr. Hickey was an accountant at

PricewaterhouseCoopers LLP, serving as a partner since 1983. Mr. Hickey held various positions during his time at PricewaterhouseCoopers LLP, including serving as partner-in-charge of the Los Angeles tax practice, as the tax leader of the West Region and as the tax engagement partner for numerous publicly traded consumer products companies. Additionally, between 1985 and 2006, Mr. Hickey was a professor in the Masters of Taxation program at the University of Southern California. Currently, Mr. Hickey serves as President and a member of the board of directors of the Southern California Tennis Association. Mr. Hickey received a bachelor’s degree in accounting from the University of Southern California. We believe that Mr. Hickey’s extensive accounting expertise and his experience advising public companies on tax and accounting matters adds valuable experience to our board of directors.

Leonard Lee has served as a member of our board of directors since August 2009. In addition to Mr. Lee’s service on our board of directors, Mr. Lee is a partner at Seidler, having joined in 2005, where he is involved in all investment activities, including the structuring, negotiating and closing of portfolio investments, and has served on the boards of numerous private companies. Previously, from 2004 to 2005, Mr. Lee was a senior research analyst in the institutional research department of The Seidler Companies Incorporated. From 2002 to 2004, Mr. Lee worked as a research analyst at W.R. Huff Asset Management. From 1995 to 2000, Mr. Lee worked in audit and transaction services at PricewaterhouseCoopers. Mr. Lee received a bachelor’s degree in accounting from the University of Southern California and an M.B.A. from Columbia Business School. He is a certified public accountant. We believe that Mr. Lee’s experience of over eight years at Seidler overseeing investments in its portfolio companies and his prior investment, financial and accounting experience make him an important contributor to our board of directors.

Joseph P. Schneider will serve as a member of our board of directors effective immediately upon the completion of this offering. From 2000 until 2012, Mr. Schneider served as President and Chief Executive Officer of LaCrosse Footwear Inc., a publicly traded footwear company until its acquisition by ABC-Mart in August 2012. Additionally, he served on the board of directors of LaCrosse Footwear Inc. from 1999 through 2012. Between 1985 and 2000, Mr. Schneider held various other positions with LaCrosse Footwear Inc. and its subsidiary, Danner, Inc., including serving as President and Chief Executive Officer of Danner, Inc. from 1998 to 2000. Mr. Schneider received a bachelor’s degree in business administration from Northern Arizona University. We believe that Mr. Schneider’s tenure as a chief executive officer of a publicly traded company makes him a valuable advisor to our board of directors.

Robert Seidler has served as a member of our board of directors since August 2009. Mr. Seidler had previously served as a member of our board of directors from 2007 to 2008. In addition to his service on our board of directors, Mr. Seidler is a managing partner at Seidler, having co-founded Seidler in 1992, where he shares overall leadership responsibility for Seidler’s private equity activities, and has served on the boards of numerous private companies. Mr. Seidler received a bachelor of arts degree from Georgetown University and an M.B.A. from the University of California at Los Angeles. Mr. Seidler will resign from our board of directors effective immediately upon completion of this offering.

Kay L. Toolson will serve as a member of our board of directors effective immediately upon the completion of this offering. Mr. Toolson is currently a retired executive and private commercial real estate investor and lender. From 1986 to 2009, Mr. Toolson served as Chief Executive Officer of Monaco Coach Corporation, a publicly traded company that manufactured recreational vehicles. Mr. Toolson also served as chairman of the board of directors of Monaco Coach Corporation between 1993 and 2009 and as President from 1986 to 1995. From 2006 until its acquisition in December 2013, Mr. Toolson served on the board of directors Paragon Medical, Inc., a manufacturer of surgical instruments and implant components. Mr. Toolson received a bachelor’s degree in business administration and an M.B.A. from Utah State University. We believe that Mr. Toolson’s experience as an executive officer and director of public and private corporations will enable him to provide useful insight to our board of directors.

Key Employees

Set forth below is a brief description of the business experience of our key employees:

Jeremy R. Sage has served as our Senior Vice President, Stores since April 2008. Mr. Sage is the chair of our real estate committee, has overseen the opening of all of our current and planned stores during the last four years and oversees the training of all store personnel. Mr. Sage joined us in 2001 as a Store Manager and served as a District Manager from October 2003 to July 2005 and as Vice President, Stores from July 2005 to April 2008. Previously, from January 1995 to September 1999, Mr. Sage worked as a Store Manager for a local outdoor retailer and, from September 1999 to April 2001, was a Branch Manager for Washington Mutual Bank. Mr. Sage is a veteran of the U.S. Navy.

Larry W. Knight has served as our Senior Vice President, Merchandising since November 2013. Mr. Knight also served as our Vice President, Hard Goods from December 2007 to November 2013 and as our Vice President, Merchandise Manager and Buyer from April 1997 to December 2007. Prior to joining us, from 1991 to 1997, Mr. Knight was an independent sales representative serving both retailers and wholesalers in the mountain states region. Mr. Knight has 24 years of experience in the sporting goods industry and holds a Bachelor of Science degree in Business Administration from Southern Utah University.

Karen Seaman joined us in October 2009 as our Chief Marketing Officer. Prior to joining us, she held various marketing positions including as marketing consultant for the online retailer Hayneedle.com and leading the marketing departments at companies such as R.G. Barry Corporation and Rodenstock USA. With additional retail marketing positions at Micheal’s Arts and Crafts and Elder Beerman Department stores (Bon Ton), Ms. Seaman has over 23 years of retail experience and holds a bachelor’s degree from Western Michigan University and an M.B.A. from University of Dayton.

Michael L. Van Orden has been our Chief Technology Officer since January 2001. Prior to joining us, Mr. Van Orden worked in information technology for various industries, including high-tech and mortgage banking. Mr. Van Orden has worked in the information technology field for more than 25 years and holds a Bachelor of Science degree in Business Management from the University of Utah.

Christopher B. Utgaard has served as our Chief Operations Officer since 2004. Mr. Utgaard joined us in 2002 and served as our Director of Operations from 2003 to 2004 and as a store manager from 2002 to 2003. Prior to joining us, Mr. Utgaard held positions at The Walt Disney Company from 2001 to 2002 and Deloitte & Touche Consulting from 1996 to 1998. Mr. Utgaard has over ten years of experience in the sporting goods industry and holds a bachelor’s degree in economics from Pomona College and an M.B.A. from The Wharton School of the University of Pennsylvania.

Matthew G. French has served as our Vice President, Compliance since December 2003. Mr. French joined us in 1997 and has worked in various positions in the management of the hunting department. Mr. French has more than 20 years of experience in the sporting goods industry and holds a Bachelor of Science degree in Economics from Montana State University.

Travis Mann has served as our Vice President, Field Merchandising since January 2014. Mr. Mann also served as a District Manager from June 2005 to December 2013, as a Store Manager from February 2003 to April 2007, and as a Hunting Manager from February 2000 to January 2003. Prior to joining us, from 1990 to 2000, Mr. Mann worked for H. J. Heinz Company in various positions, including six years as a Production Manager.

Other Matters Concerning Executive Officers, Directors and Director Nominees

Mr. Talbot was appointed as our Chief Financial Officer in June 2009 after we voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Court in March 2009 but prior to the final approval of our reorganization plan in August 2009. No other executive officer, director or director nominee listed above served in such a capacity for us prior to our emergence from protection under Chapter 11 of the United States Bankruptcy Code.

Additionally, Mr. Toolson, one of our director nominees, was serving as the Chief Executive Officer for Monaco Coach Corporation when it voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Court in March 2009. In June 2009, Monaco Coach Corporation converted its Chapter 11 filing to a Chapter 7 case and sold its core assets to Navistar International Corp.

Board Composition and Election of Directors

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of four members and will consist of seven members upon completion of this offering. Our bylaws to be in effect upon completion of this offering will provide that, subject to any rights applicable to any then outstanding preferred stock, our board of directors will consist of a number of directors to be fixed from time to time by resolution of our board of directors.

As of the completion of this offering, our certificate of incorporation and bylaws will provide for a staggered, or classified, board of directors consisting of three classes of directors, each serving a staggered three-year term and with one class being elected at each year’s annual meeting of stockholders as follows:

•	the Class I directors will be Mr. Eastland and Mr. Schneider, and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be Mr. Lee and Mr. Toolson, and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be Mr. Graham, Mr. Hickey and Mr. Schaefer, and their terms will expire at the annual meeting of stockholders to be held in 2017.

Upon the expiration of the term of a class of directors, directors for that class will be elected for a new three-year term at the annual meeting of stockholders in the year in which the term expires. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on our board of directors may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors will make it more difficult for a third party to acquire control of our company.

Our corporate governance guidelines to be in effect upon completion of this offering will provide that whenever the Chairman of our board of directors is also our Chief Executive Officer or is a director who does not otherwise qualify as an “independent director” under the rules of The NASDAQ Stock Market, the independent directors will appoint from among themselves a lead independent director of the board of directors. Currently, the Chairman of our board of directors, Mr. Eastland, is not an independent director. Mr. Toolson will become our lead independent director effective immediately upon completion of this offering.

Director Independence and Controlled Company

We will qualify for the “controlled company” exemption under the corporate governance rules of The NASDAQ Stock Market. Although we will have a majority of “independent directors” on our board of directors and an audit committee and a compensation committee comprised solely of independent directors upon completion of this offering, our nominating and governance committee will not be comprised solely of independent directors as defined under the rules of The NASDAQ Stock Market. We also retain the option to avail ourselves of the other “controlled company” exemptions at any time in the future that we still qualify as a “controlled company.” The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and The NASDAQ Stock Market, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on The NASDAQ Global Select Market, a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of listing.

If at any time we cease to be a “controlled company” under the rules of The NASDAQ Stock Market, our board of directors will take all action necessary to comply with The NASDAQ Stock Market corporate governance rules, including establishing a nominating and governance committee composed entirely of independent directors (if we have not already done so), subject to a permitted “phase-in” period. Our board of directors has determined that each of Messrs. Graham, Hickey, Schneider and Toolson qualifies as an “independent director” under the corporate governance rules of The NASDAQ Stock Market.

Board Committees

Prior to the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and governance committee. The composition, duties and responsibilities of these committees are described below.

The table below sets forth the expected membership of each of the committees upon the completion of this offering:

Director	Audit	Compensation	Nominating and Governance
John V. Schaefer			×
Kent V. Graham		Chair	×
Gregory P. Hickey	Chair
Leonard Lee			Chair
Joseph P. Schneider	×	×
Kay L. Toolson	×	×

Audit Committee

Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results; and

•	approving related party transactions.

The SEC and The NASDAQ Stock Market rules require us to have one independent audit committee member upon the listing of our common stock on The NASDAQ Global Select Market, a majority of independent audit committee members within 90 days of the date of such listing and all independent audit committee members within one year of the date of such listing. We will have three independent audit committee members upon the listing of our common stock on The NASDAQ Global Select Market. Our board of directors has determined that Mr. Hickey qualifies as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC.

Our board of directors will adopt a written charter for our audit committee, which will be available on our website at www.sportsmanswarehouse.com upon completion of this offering.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•

reviewing and approving the compensation of our executive officers, including annual base salary, annual incentive bonuses, specific performance goals, equity compensation, employment agreements, severance and change-in-control arrangements and any other benefits, compensation or arrangements;

•	reviewing succession planning for our Chief Executive Officer and management;

•	reviewing compensation goals, bonus and stock compensation criteria for our employees;

•	determining the compensation of our directors;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administrating, reviewing and making recommendations with respect to our equity compensation plans.

We will have three independent compensation committee members upon the listing of our common stock on The NASDAQ Global Select Market. Our board of directors will adopt a written charter for our compensation committee, which will be available on our website at www.sportsmanswarehouse.com upon completion of this offering.

Nominating and Governance Committee

Our nominating and governance committee will be responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to our board of directors;

•	reviewing developments in corporate governance practices and developing and recommending corporate governance guidelines to our board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee of our board of directors.

We intend to avail ourselves of the “controlled company” exemption under The NASDAQ Stock Market rules, which exempts us from the requirement that we have a nominating and governance committee composed entirely of independent directors. Our board of directors will adopt a written charter for our nominating and governance committee, which will be available on our website at www.sportsmanswarehouse.com upon completion of this offering.

Compensation Committee Interlocks and Insider Participation

Mr. Schaefer, our President and Chief Executive Officer, was a member of our board of directors in 2012 and made recommendations to the board of directors as to the compensation of named executive officers other than himself. None of the director nominees who will be members of our compensation committee upon completion of this offering had any relationships requiring disclosure by us under the SEC’s rules requiring disclosure of certain relationships and related-party transactions. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Conduct and Ethics

We will adopt a code of conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of conduct and ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of conduct and ethics will be available on our website at www.sportsmanswarehouse.com upon completion of this offering. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website promptly following the date of such amendment or waiver.

Director Compensation for Fiscal Year 2013

None of our non-employee directors received any form of compensation for their services as a member of our board of directors for fiscal year 2013. The compensation paid to Mr. Schaefer with respect to fiscal year 2013 is presented in the Executive Compensation disclosures beginning on page 86. Mr. Schaefer is not entitled to receive additional compensation for his service as a director.

Overview of Director Compensation

Our board of directors determines the compensation of our non-employee directors. Prior to this offering, we did not have any compensation arrangements with our non-employee directors. Following this offering, it is expected that compensation for our non-employee, independent directors will consist of an annual retainer and an additional retainer for acting as chairperson of one of the committees of our board of directors (other than the nominating and governance committee). The annual retainer is expected to be $50,000, and the additional annual retainer for the chairperson for each of the audit committee and the compensation committee is expected to be $15,000. We will also reimburse our directors for travel expenses incurred in connection with their duties. Our board of directors may revise these compensation arrangements from time to time.

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Years 2013 and 2012

The following table presents information regarding compensation of Messrs. Schaefer and Talbot, our only executive officers during fiscal year 2013, for services rendered during fiscal years 2013 and 2012. These individuals are referred to as our “named executive officers” in this prospectus.

Name and Principal Position(s) (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Stock Awards ($)(2) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(3) (i)	Total ($) (j)
John V. Schaefer	2013	689,904	792,346	6,047,407	—	—	—	77,719	7,607,376
President and Chief Executive Officer	2012	653,077	1,187,500	—	—	—	—	97,985	1,938,562
Kevan P. Talbot	2013	193,231	113,502	—	—	—	—	8,589	315,321
Chief Financial Officer and Secretary	2012	168,185	165,000	—	—	—	—	22,526	355,711

(1)	The amounts reported in the “Bonus” column of the table above represent discretionary bonuses paid for the named executive officer’s services and contributions in fiscal year 2013 based on our board of directors’ subjective assessment of our performance during fiscal year 2013 relative to a pre-established Adjusted EBITDA goal and on the named executive officer’s individual performance during fiscal year 2013. These discretionary bonuses were recommended and approved by our board of directors.
(2)	The amount reported in the “Stock Awards” column of the table above for Mr. Schaefer represents the fair value on the grant date of the restricted stock unit award granted to Mr. Schaefer during the fiscal year. This value has been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our financial statements and in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used to value this award, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restricted Stock Unit Awards and Common Stock Valuations.”
(3)	The amounts reported in the “All Other Compensation” column of the table above for fiscal year 2013 include the following: for Mr. Schaefer, (i) $39,080 for travel and commuting expenses, (ii) $1,862 for use of a company-owned automobile, (iii) $1,156 for a company commemorative, (iv) $6,050 for life insurance premiums and (v) $29,571 for tax gross-up payments on the taxable portion of these amounts; and for Mr. Talbot, (i) $4,001 for use of a company-owned automobile, (ii) $1,156 for a company commemorative, (iii) $2,838 of aggregate matching contributions under our 401(k) plan and (iv) $594 for tax gross-up payments on the taxable portion of these amounts.

Employment Agreements with Our Named Executive Officers

The following describes the material terms of the employment agreements that we have entered into with Mr. Schaefer and Mr. Talbot.

Employment Agreement with John Schaefer

Term. On December 10, 2013, we entered into an employment agreement with Mr. Schaefer, our President and Chief Executive Officer. The employment agreement has an initial term that commenced on December 10, 2013 and continues until February 2, 2019, subject to extension by mutual agreement between us and Mr. Schaefer. Mr. Schaefer’s employment with us is on an at-will basis, terminable by us or by Mr. Schaefer at any time (subject to certain notice requirements of the employment agreement) and for any reason, subject to the post-termination of employment benefits discussed below under the heading “—Potential Payments Upon a Termination or Change of Control.”

Base salary. Mr. Schaefer’s employment agreement provides for an initial annual base salary of $665,000 and, commencing February 2, 2014, an annual base salary of $800,000 during the remaining term of the agreement. The employment agreement provides that our board of directors (or a committee thereof) will review Mr. Schaefer’s base salary on a periodic basis which, commencing with fiscal year 2015, will be on an annual basis, and has discretion to increase (but not decrease) his base salary level. The employment agreement also provides that, in the event our board of directors determines that we have met our annual budget (as approved by our board of directors) for a fiscal year (commencing with our fiscal year ending on or about January 31, 2015), Mr. Schaefer’s annual base salary will be increased by an amount determined by our board of directors that is no less than 5% of Mr. Schaefer’s then-current annual base salary.

Annual bonus. During the term of the employment agreement, Mr. Schaefer is eligible to receive an annual performance bonus, payable in cash, for each fiscal year during the term of the employment agreement. Mr. Schaefer’s target bonus for a fiscal year will be equal to 100% of his base salary for that year, with the actual amount of his bonus for the year to be determined by our board of directors (or a committee thereof); provided, however, that in the event our EBITDA for a fiscal year is equal to at least 90% of the budgeted EBITDA goal for that year approved by our board of directors, Mr. Schaefer’s cash bonus for that year will be at least equal to 50% of his base salary for that year, and in the event our EBITDA for a fiscal year is equal to at least 100% of the budgeted EBITDA goal for that year approved by our board of directors, Mr. Schaefer’s cash bonus for that year will be at least equal to 100% of his base salary for that year.

Other compensation. The employment agreement also provides for Mr. Schaefer to participate in our employee benefit plans for senior executives generally, reimbursement of business expenses, reimbursement of certain housing expenses and certain specific other benefits.

Provisions of Mr. Schaefer’s employment agreement relating to outstanding equity incentive awards and post-termination of employment benefits are discussed under the applicable sections of this prospectus.

Employment Agreement with Kevan Talbot

Term. On January 21, 2014, we entered into an employment agreement with Mr. Talbot, our Chief Financial Officer and Secretary. The employment agreement has an initial term that commenced on January 21, 2014 and continues until January 31, 2017, subject to extension by mutual agreement between us and Mr. Talbot. Mr. Talbot’s employment with us is on an at-will basis, terminable by us or by Mr. Talbot at any time (subject to certain notice requirements of the employment agreement) and for any reason, subject to the post-termination of employment benefits discussed below under the heading “—Potential Payments Upon a Termination or Change of Control.”

Base salary. Mr. Talbot’s employment agreement provides for an initial annual base salary of $200,000 and, commencing February 2, 2014, an annual base salary of $300,000 during the remaining term of the agreement. The employment agreement provides that our board of directors (or a committee thereof) will review Mr. Talbot’s base salary on a periodic basis which, commencing with fiscal year 2015, will be on an annual basis, and has discretion to increase (but not decrease) his base salary level.

Annual bonus. During the term of the employment agreement, Mr. Talbot is eligible to receive an annual performance bonus, payable in cash, for each fiscal year during the term of the employment agreement. Mr. Talbot’s target bonus for each fiscal year during the term of the employment agreement is equal to 50% of his base salary for the applicable year, with the actual amount of his bonus for any year to be determined by our board of directors (or a committee thereof).

Equity awards. The employment agreement provides that Mr. Talbot will be considered for an equity award under our 2013 Performance Incentive Plan, the terms and conditions of which will be established by our board of directors (or a committee thereof) in its sole discretion.

Other compensation. The employment agreement also provides for Mr. Talbot to participate in our employee benefit plans for executives generally, reimbursement of business expenses and the reasonable use of a company-owned automobile for business purposes.

Provisions of Mr. Talbot’s employment agreement relating to outstanding equity incentive awards and post-termination of employment benefits are discussed under the applicable sections of this prospectus.

Outstanding Equity Awards at February 1, 2014

The following table presents information regarding the outstanding equity awards held by each of our named executive officers as of February 1, 2014, including the vesting dates for the portions of these awards that had not vested as of that date. We have not granted any equity awards other than restricted stock unit awards to any of the named executive officers.

		Option Awards					Stock Awards
Name (a)	Award Grant Date (b)	Number of Securities Underlying Unexercised Options (#) Exercisable (c)	Number of Securities Underlying Unexercised Options (#) Unexercisable (d)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (e)	Option Exercise Price ($) (f)	Option Expiration Date (g)	Number of Shares or Units of Stock That Have Not Vested (#) (h)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (i)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (j)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (k)
John V. Schaefer	12/10/2013	—	—	—	—	—	298,490	(2)	6,047,407	—	—
Kevan P. Talbot	—	—	—	—	—	—	—		—	—	—

(1)	The dollar amounts shown in column (i) of the table above are determined by multiplying the number of shares or units reported in column (h) of the table above by $20.26, which was the last value we determined for a share of our restricted nonvoting common stock in connection with the awards during fiscal year 2013. For a discussion of the assumptions and methodologies used to determine this value, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restricted Stock Unit Awards and Common Stock Valuations.”
(2)	The unvested portion of this restricted stock unit award is scheduled to vest in four annual installments, with 25% of the award scheduled to vest on the effective date of the offering and an additional 25% of the award scheduled to vest on each of the first three anniversaries of the effective date of the offering, subject to Mr. Schaefer’s continued employment or service.

The restricted stock unit award set forth in the “Outstanding Equity Awards at February 1, 2014” table above was granted to Mr. Schaefer, our President and Chief Executive Officer, on December 10, 2013 under the terms of our 2013 Performance Incentive Plan, which is described below under “—Equity Incentive Plans—2013 Performance Incentive Plan.” Each restricted stock unit represents a contractual right to receive one share of our restricted nonvoting common stock if the applicable time-based vesting requirements, outlined in footnote (2) to the table above, are satisfied. Mr. Schaefer does not have the right to vote or dispose of the restricted stock units, but, in the event we pay dividends with respect to our restricted nonvoting common stock, Mr. Schaefer would be credited with additional restricted stock units as dividend equivalents that are subject to the same vesting and payment terms as the underlying stock units.

Equity Incentive Plans

As of the date of this prospectus, our employees hold outstanding restricted stock units with respect to 415,940 shares of our restricted nonvoting common stock. Those restricted stock units were granted under the 2013 Performance Incentive Plan. As of the date of this prospectus, none of those restricted stock unit awards had vested. As of the date of this prospectus, Mr. Talbot held only shares of our restricted nonvoting common stock and did not hold any of those restricted stock units, and Mr. Schaefer held shares of our restricted nonvoting common stock and 298,490 of those restricted stock units. Upon completion of this offering, the restricted nonvoting common stock will automatically convert on a share-for-share basis into common stock and the restricted stock units granted under the 2013 Performance Incentive Plan will automatically become restricted stock units with respect to our common stock.

The following sections provide more detailed information concerning our benefit plans and, with respect to our equity compensation plans, the shares that are available for future awards under these plans.

2010 Equity Incentive Plan

We adopted the 2010 Equity Incentive Plan, or the 2010 Plan, in September 2010. Under the 2010 Plan, we were generally authorized to offer to certain individuals designated by our board of directors as eligible persons under the plan the opportunity to purchase shares of our restricted nonvoting common stock. The purchase price for shares of our restricted nonvoting common stock issued under the 2010 Plan was equal to the fair market value, as determined by our board of directors, of our restricted nonvoting common stock at the time of issuance and was required to have been paid in full at the time of purchase. The shares of our restricted nonvoting common stock that were purchased under the 2010 Plan are subject to substantial restrictions on transfer under the plan and our certificate of incorporation and are subject to certain repurchase rights held by us in connection with certain events, including a termination of the stockholder’s employment. Our board of directors, or a committee appointed by the board, administers the 2010 Plan. Our board of directors may amend or terminate the 2010 Plan at any time. No new shares or awards will be issued under the 2010 Plan.

2013 Performance Incentive Plan

In November 2013, our board of directors adopted the 2013 Performance Incentive Plan, or the 2013 Plan, to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Our stockholders also approved this plan in November 2013. Employees, officers, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2013 Plan.

Our board of directors, or one or more committees appointed by the board or another committee (within delegated authority), administers the 2013 Plan. The administrator of the plan has broad authority to:

•	select participants and determine the types of awards that they are to receive;

•

determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and establish the vesting conditions (if applicable) of such shares or awards;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate, any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the 2013 Plan and any agreements relating to the plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

•	subject to the other provisions of the 2013 Plan, make certain adjustments to an outstanding award and authorize the termination, conversion, substitution or succession of an award; and

•

allow the purchase price of an award or shares of our stock to be paid in the form of cash, check or electronic funds transfer, by the delivery of previously owned shares of our stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third-party payment or cashless exercise on such terms as the administrator may authorize or any other form permitted by law.

A total of 940,000 shares of our restricted nonvoting common stock are authorized for issuance with respect to awards granted under the 2013 Plan. Except as provided in the next sentence, shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest or for any other reason are not paid or delivered under the 2013 Plan will again be available for subsequent awards under the 2013 Plan. Shares that are exchanged by a participant or withheld by us to pay the exercise price of an award granted under the plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the 2013 Plan. To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the 2013 Plan. As of the date of this prospectus, a total of 415,940 restricted stock units with respect to shares of our restricted nonvoting common stock have been awarded to eligible individuals under the 2013 Plan, including 298,490 restricted stock units awarded to Mr. Schaefer on December 10, 2013. Upon completion of this offering, the restricted nonvoting common stock will automatically convert on a share-for-share basis into common stock and the restricted stock units will automatically become restricted stock units with respect to our common stock. From and after the completion of this offering, all share-based awards granted under the 2013 Plan will be with respect to shares of our common stock.

The following other limits are also contained in the 2013 Plan:

•	The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is 940,000 shares.

•

Following the completion of this offering, the maximum number of shares subject to those options and stock appreciation rights that are granted during any calendar year to any individual under the plan is 300,000 shares.

•

“Performance-Based Awards” intended to satisfy the deductibility requirements of Section 162(m) of the Code granted to a participant in any one calendar year will not provide for payment of more than (1) in the case of awards under the plan payable only in cash and not related to shares, $1,000,000, and (2) in the case of awards related to shares (and in addition to options and stock appreciation rights which are subject to the limit referred to above), 300,000 shares.

Awards under the 2013 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, restricted stock units and other forms of awards including cash awards. Awards under the 2013 Plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Nonqualified and incentive stock options may not be granted at prices below the fair market value of the restricted nonvoting common stock on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of our restricted nonvoting common stock, or 110% of fair market value of our restricted nonvoting common stock or incentive stock option grants to any 10% owner of our restricted nonvoting common stock, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in shares of our stock or may be paid in cash. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and type of shares available under the 2013 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, conversions, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2013 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Generally, and subject to limited exceptions set forth in the 2013 Plan, if we dissolve or undergo certain corporate transactions such as a merger, business combination or other reorganization, or a sale of all or substantially all of our assets, all awards then-outstanding under the 2013 Plan will become fully vested or paid, as applicable, and will terminate or be terminated in such circumstances, unless the plan administrator provides for the assumption, substitution or other continuation of the award. The plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2013 Plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Our board of directors may amend or terminate the 2013 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. Our board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The 2013 Plan will terminate on November 17, 2023. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, stock appreciation rights and other rights to acquire stock under the plan is ten years after the initial date of the award.

Defined Contribution Plan

As part of our overall compensation program, we provide all full-time employees, including our named executive officers, with the opportunity to participate in a defined contribution 401(k) plan. Our 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer up to 50% of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to our 401(k) plan. Our 401(k) plan also has a “catch-up contribution” feature for employees aged 50 or older (including those who qualify as “highly compensated” employees) who can defer amounts over the statutory limit that applies to all other employees. We also provide matching contributions of up to 25% of the first 6% of eligible compensation deferred by each of our 401(k) plan participants, with a maximum matching contribution of 1.5% of eligible compensation per participant per plan year. Our employees are allowed to participate in the 401(k) on the first day of the month following 90 days of employment, and 401(k) plan participants are eligible to receive employer matching contributions after one year of continuous service. Participants are always vested in their personal contributions to the 401(k) plan, and company-matching contributions under the plan vest at a rate of 20% per year of service.

Except as described above in this prospectus with respect to our 401(k) plan, we do not currently maintain any additional retirement plans, tax-qualified or nonqualified, for our executives or other employees.

Perquisites

As part of our overall compensation program, we provide our named executive officers with certain perquisite benefits, including certain use of a company-provided automobile and, for Mr. Schaefer, reimbursement for certain travel and commuting expenses. We provide our named executive officers with a tax gross-up payment to help offset the tax liability that would result from some of these benefits. The amounts of these perquisite benefits are set forth in footnote (2) to the “Summary Compensation Table for Fiscal Years 2013 and 2012” above.

Bonuses in Connection with this Offering

In connection with this offering, we will pay to Mr. Schaefer a one-time cash bonus of $2,000,000, subject to Mr. Schaefer’s continued employment with us through the completion of this offering, and we will also pay to Mr. Talbot a one-time cash bonus of $200,000, subject to Mr. Talbot’s continued employment with us through the completion of this offering.

Potential Payments Upon a Termination or Change of Control

The following section describes the benefits that may become payable to our named executive officers in connection with a termination of their employment and/or a change of control of us under the circumstances described below.

John Schaefer

Mr. Schaefer’s employment agreement, which was entered into on December 10, 2013 and is described under the heading “—Employment Agreements with Our Named Executive Officers,” provides for certain benefits to be paid to him in connection with a termination of his employment with us under the following circumstances:

Termination of employment for death, incapacity or gross misconduct or without good reason.    In the event that Mr. Schaefer’s employment is terminated during his employment term due to his death or incapacity or for gross misconduct, or by Mr. Schaefer without good reason (as such terms are defined in his employment agreement), Mr. Schaefer will be entitled to receive his base salary and paid personal time off accrued through the date of termination and payment of any unreimbursed business expenses (the “accrued obligations”).

Termination of employment without gross misconduct or with good reason.    In the event that Mr. Schaefer’s employment is terminated during his employment term without gross misconduct or by Mr. Schaefer with good reason, Mr. Schaefer will be entitled to the following benefits: (1) the accrued obligations; (2) continued payment of his base salary (at the rate in effect on the termination date) through the date that is 18 months following the termination date; (3) a pro-rata portion of his target bonus for the year of termination; (4) continued company-paid COBRA benefits through the date that is 18 months following the termination date (or, if earlier, the date of his death, the date he becomes eligible for coverage under a future employer’s plan and the date we cease to offer group medical coverage to active executive employees or we are otherwise under no obligation to offer COBRA continuation coverage to Mr. Schaefer); and (5) in the event that Mr. Schaefer is required to relocate his personal residence to be more proximate to our headquarters during his employment term and, during the 24-month period following his termination of employment, he chooses to sell such personal residence that is then-located near our headquarters and to relocate to another area in the continental United States, he will be entitled to payment of certain moving and other expenses incurred in connection with such sale and relocation. In addition, Mr. Schaefer’s equity-based awards will generally become fully vested, to the extent then outstanding and not otherwise vested, in connection with such a termination of employment. The severance benefits described above are contingent upon Mr. Schaefer’s continued compliance with the restrictive covenants in his employment agreement and upon Mr. Schaefer providing a general release of claims.

Restrictive covenants.    Pursuant to Mr. Schaefer’s employment agreement, Mr. Schaefer has agreed not to disclose any of our confidential information or to publicly disparage us at any time during or after his employment with us. In addition, Mr. Schaefer has agreed that, for a period of one year following a termination of his employment with us, he will not engage in certain competitive activities with us and, for a period of three years following a termination of his employment with us, he will not solicit our employees or customers.

Kevan Talbot

Mr. Talbot’s employment agreement, which was entered into on January 21, 2014 and is described under the heading “—Employment Agreements with Our Named Executive Officers,” provides for certain benefits to be paid to him in connection with a termination of his employment with us under the following circumstances:

Termination of employment for death, incapacity or gross misconduct or without good reason.    In the event that Mr. Talbot’s employment is terminated during his employment term due to his death or incapacity or for gross misconduct, or by Mr. Talbot without good reason (as such terms are defined in his employment agreement), Mr. Talbot will be entitled to receive his base salary and paid personal time off accrued through the date of termination and payment of any unreimbursed business expenses (the “accrued obligations”).

Termination of employment without gross misconduct or with good reason.    In the event that Mr. Talbot’s employment is terminated during his employment term without gross misconduct or by Mr. Talbot with good reason, Mr. Talbot will be entitled to the following benefits: (1) the accrued obligations; (2) continued payment of his base salary (at the rate in effect on the termination date) through the date that is twelve months following the termination date; (3) a pro-rata portion of his target bonus for the year of termination; and (4) continued company-paid COBRA benefits through the date that is twelve months following the termination date (or, if earlier, the date of his death, the date he becomes eligible for coverage under a future employer’s plan and the date we cease to offer group medical coverage to active executive employees or we are otherwise under no obligation to offer COBRA continuation coverage to Mr. Talbot). In addition, Mr. Talbot’s equity-based awards will generally become fully vested, to the extent then outstanding and not otherwise vested, in connection with such a termination of employment. The severance benefits described above are contingent upon Mr. Talbot’s continued compliance with the restrictive covenants in his employment agreement and upon Mr. Talbot providing a general release of claims.

Restrictive covenants.    Pursuant to Mr. Talbot’s employment agreement, Mr. Talbot has agreed not to disclose any of our confidential information or to publicly disparage us at any time during or after his employment with us. In addition, Mr. Talbot has agreed that, for a period of one year following a termination of his employment with us, he will not engage in certain competitive activities with us and, for a period of three years following a termination of his employment with us, he will not solicit our employees or customers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement with Seidler

We will enter into a registration rights agreement with affiliates of Seidler prior to the completion of this offering. Pursuant to this agreement, we will grant to Seidler registration rights for the common stock it beneficially owns. Under the registration rights agreement, Seidler may require us to use our reasonable best efforts to register for resale their registrable shares of our common stock under the Securities Act. These registration rights include the following provisions:

Demand Registration Rights. We will grant up to three demand registrations to affiliates of Seidler so long as the holders of 20% of our common stock held by affiliates of Seidler and their permitted transferees request such registration.

Form S-3 Registration Rights. At such time as we have qualified for the use of Form S-3, affiliates of Seidler and certain of their permitted transferees may require us to use our reasonable best efforts to register the resale of any of their registrable shares on Form S-3.

Piggyback Registration Rights. If at any time, we propose to file a registration statement under the Securities Act for our common stock (excluding the registration statement of which this prospectus forms a part or any registration on Form S-4 or Form S-8), we will offer to include the registrable shares of Seidler and certain of their permitted transferees in the registration statement subject only to a determination by the managing underwriter that the success of the marketing (including pricing) would not be adversely affected by the inclusion of securities of the parties.

Expenses. We will be responsible for paying all registration expenses in connection with any registration pursuant to the registration rights agreement, excluding any underwriting fees, commissions, discounts and allowances, and fees of underwriter’s counsel (other than “blue sky”).

Indemnification. We will agree to indemnify each of the stockholders party to the registration rights agreement against certain liabilities under the Securities Act in connection with any registration of their registrable shares.

Indemnification of Officers and Directors

Prior to the completion of this offering, we will enter into indemnification agreements with each of our current executive officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses reasonably incurred as a result of any proceeding against them as to which they could be indemnified. Additionally, we may enter into indemnification agreements with any future directors or executive officers. See “Description of Capital Stock—Limitation on Liability of Directors and Officers.”

Policies and Procedures for Related Party Transactions

Our board of directors will adopt a formal written policy, to be effective upon the completion of this offering, providing that our audit committee will be responsible for reviewing “related party transactions,” which are transactions (i) in which we are or will be a participant, (ii) in which the aggregate amount involved exceeds or may be expected to exceed $120,000, or such lower threshold as our audit committee may determine, and (iii) in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, nominee for director, executive officer or greater than 5% beneficial owner of our common stock and their immediate family members. Under this policy, all related party transactions may be consummated or continued only if approved or ratified by our audit committee. In reviewing and approving any such transactions, our audit committee will be tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

No member of our audit committee may participate in the review, approval or ratification of a transaction with respect to which he or she is a related party, except that such member can be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of the committee.

The policies described above have not yet been adopted, and, as a result, the transactions described under this section were not reviewed under such policies.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of February 28, 2014, regarding the beneficial ownership of our common stock by:

•	each person known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors and director nominees;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholder.

Beneficial ownership for purposes of the following table is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has sole or shared “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after February 28, 2014. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he has no economic interest. The information presented in the table below is based on 11,478,003 shares of our common stock outstanding as of February 28, 2014, after giving effect to the conversion of restricted nonvoting common stock to common stock, which will be effective upon completion of this offering.

Except as indicated in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by such stockholder. Unless otherwise noted below, the address of the persons listed on the table is c/o Sportsman’s Warehouse Holdings, Inc., 7035 South High Tech Drive, Midvale, Utah 84047.

	Shares Beneficially Owned Prior to This Offering(1)		Number of Shares Offered	Shares Beneficially Owned After This Offering(1)
Name	Number	Percent		Number	Percent
Greater than 5% Stockholders:
SEP SWH Holdings GP, LLC(2)(3)	9,500,000	82.8%
Named Executive Officers, Directors and Director Nominees:
John V. Schaefer(4)	891,125	7.8	—	965,747
Kevan P. Talbot	157,250	1.4	—	157,250	*
Christopher Eastland(3)	—	—	—	—	—
Leonard Lee(3)	—	—	—	—	—
Robert Seidler(2)(3)	—	—	—	—	—
Kent V. Graham	—	—	—	—	—
Gregory P. Hickey	—	—	—	—	—
Joseph P. Schneider	—	—	—	—	—
Kay L. Toolson	—	—	—	—	—
All directors, director nominees and executive officers as a group (9 persons)	1,048,375	9.1	—	1,122,997

*	Less than 1.0%
(1)	The number of shares of common stock shown under the column “Shares beneficially owned prior to this offering” and “Shares beneficially owned after this offering” gives effect to the conversion of all of the 1,978,003 outstanding shares of restricted nonvoting common stock into the same number of shares of common stock upon the completion of this offering.

(2)	SEP SWH Holdings, L.P. (“SEP”) is the record owner of 4,700,000 common shares, and New SEP SWH Holdings, L.P. (“New SEP”) is the record owner of 4,800,000 common shares (collectively, the “SEP-Owned Shares”). SEP SWH Holdings GP, LLC is the general partner of both of these limited partnerships. Seidler Equity Partners III, L.P. (“SEP III”) is the sole member of SEP SWH Holdings GP, LLC. Seidler Kutsenda Management Company, LLC (“SKMC”), as the investment manager of SEP III, has ultimate sole voting and dispositive power over all of the SEP-Owned Shares. SKMC’s Investment Committee makes all voting, investment and disposition decisions on behalf of SKMC. That committee is comprised of Peter Seidler, Robert Seidler, Eric Kutsenda and Jonelle Jue. Their address is c/o Seidler Kutsenda Management Company, LLC, 4640 Admiralty Way, Suite 1200, Marina del Rey, California 90292. None of these individuals individually exercises control over SKMC, and, therefore, each of them disclaims beneficial ownership in any SEP-Owned Shares, except to the extent of their respective indirect pecuniary interests, if any, in those shares.
(3)	The address of each of Messrs. Eastland, Lee and Seidler and each of SEP and New SEP is c/o Seidler Kutsenda Management Company, LLC, 4640 Admiralty Way, Suite 1200, Marina del Rey, California 90292.
(4)	Includes 391,125 shares of common stock held by the Schaefer Family Exempt Trust, dated November 18, 2011. Shares beneficially owned after this offering includes 74,622 shares issued pursuant to restricted stock units that will vest upon completion of this offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws that will be in effect upon completion of this offering, are summaries only. This description of our capital stock reflects changes to our capital structure that will become effective upon completion of this offering.

Authorized Capitalization

Upon completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.01 per share and             shares of preferred stock, par value $0.01 per share. There will be             shares of common stock outstanding immediately after this offering, or              shares if the underwriters exercise their option to purchase additional shares in full, and no shares of preferred stock outstanding.

As of February 28, 2014, we had 9,500,000 shares of common stock and 1,978,003 outstanding shares of restricted nonvoting common stock outstanding, and we had 415,940 shares of common stock issuable upon vesting of restricted stock units outstanding under our 2013 Performance Incentive Plan. Upon completion of the offering, each share of restricted nonvoting common stock will automatically convert into one share of common stock. As of February 28, 2014, our outstanding capital stock was held by 26 stockholders of record.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of stockholders, including the election or removal of directors. Our directors will be elected by a plurality of the votes cast by stockholders entitled to vote on the election. All other matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

There are no cumulative voting rights for the election of directors, which means that the holders of a majority of the shares of our common stock voted will be entitled to elect all of our directors.

Dividends

Subject to the rights of holders of any then-outstanding shares of our preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor.

Liquidation

In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, holders of our common stock would be entitled to share ratably in all assets available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Other Rights

Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Blank Check Preferred Stock

Under the terms of our certificate of incorporation that will be in effect upon completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                      shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. There are currently no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire, or could adversely affect the rights of our common stockholders by restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and

the Bylaws

Our certificate of incorporation and bylaws to be in effect upon completion of this offering will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. A description of these provisions is set forth below.

Classified Board

Our certificate of incorporation to be in effect upon completion of this offering will provide that our board of directors, other than those directors elected by the holders of any series of preferred stock, will be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

Removal of Directors Only for Cause

Our certificate of incorporation and bylaws to be in effect upon completion of this offering will provide that, except for any director elected by the holders of any series of preferred stock, directors can be removed only for cause once Seidler ceases to beneficially own shares of our common stock representing a majority of the total voting power of our then-outstanding shares of capital stock.

Special Meetings of Stockholders

Our bylaws to be in effect upon completion of this offering will provide that special meetings of our stockholders may be called only by the board of directors, or by the chairman of the board of directors, the chief executive officer, if any, or the president. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting.

Supermajority Vote to Amend Certificate of Incorporation and Bylaws

Our certificate of incorporation to be in effect upon completion of this offering will provide that the approval of at least two-thirds of the outstanding shares of our common stock is required to amend certain provisions of our certificate of incorporation. Our certificate of incorporation and bylaws to be in effect upon completion of this offering will provide that the approval of holders of at least two-thirds of the outstanding shares of our common stock is required to amend our amended and restated bylaws. Our bylaws to be in effect upon completion of this offering may also be amended by a majority of our board of directors.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation to be in effect upon completion of this offering does not grant stockholders the right to vote cumulatively. Therefore, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

No Written Consent of Stockholders

Our certificate of incorporation and bylaws to be in effect upon completion of this offering will provide that, once Seidler owns less than a majority of the outstanding shares of our common stock, all stockholder actions, other than those actions required or permitted to be taken by holders of any then-outstanding series of preferred stock, are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Advance Notice Procedure

Our bylaws to be in effect upon completion of this offering will provide that our board of directors, the chairman of the board of directors, the chief executive officer, if any, or the president may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws to be in effect upon completion of this offering will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Our bylaws to be in effect upon completion of this offering will also establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of the stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors or any duly authorized committee of the board of directors, or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. The procedure also requires that, in order to raise matters at an annual or special meeting, those matters must be raised before the meeting pursuant to the notice of meeting the company delivers or by, or at the direction of, our board of directors or any duly authorized committee of the board of directors, or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to our secretary of his, her or its intention to raise those matters at the annual or special meeting. If the officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting, as applicable.

Blank Check Preferred Stock

Our certification of incorporation to be in effect upon completion of this offering will provide for             authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interest of us and our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certification of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Authorized but Unissued Shares

Under Delaware law, our authorized but unissued shares of common stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the Delaware General Corporate Law

Our certificate of incorporation to be in effect upon completion of this offering will elect not to be subject to Section 203 of the Delaware General Corporation Law until such time as Seidler ceases to beneficially own shares of our common stock representing at least 15% of the total voting power of our then-outstanding shares of capital stock. Accordingly, upon completion of this offering, we will not be subject to any anti-takeover effects of Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Corporate Opportunities

Our largest stockholder, Seidler, is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Corporate opportunities may therefore arise in the area of potential acquisitions of competitive businesses that may be attractive to us as well as to Seidler. Seidler and members of our board of directors affiliated with Seidler and its affiliates, by the terms of our certificate of incorporation to be in effect upon completion of this offering, will not, to the fullest extent permitted by law, be required to offer us any transaction opportunity of which they become aware and could take such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as members of our board of directors.

Choice of Forum

Our certificate of incorporation to be in effect upon completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law; or any action asserting a claim against us that is governed by the internal affairs doctrine.

The overall effect of the foregoing provisions may be to deter a future tender offer. Stockholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our management to retain its position and place it in a better position to resist changes that the stockholders may want to make if dissatisfied with the conduct of our business.

Limitation on Liability of Directors and Officers

Our certificate of incorporation to be in effect upon completion of this offering limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on behalf of us, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

In addition, upon completion of this offering, our certificate of incorporation will allow and our bylaws will require that we indemnify our directors and officers to the fullest extent permitted by Delaware law. We also expect to continue to maintain directors’ and officers’ liability insurance. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws to be in effect upon completion of this offering may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

In addition to the indemnification to be required in our certificate of incorporation and bylaws to be in effect upon completion of this offering, we expect to enter into indemnification agreements with each of our current directors and officers before the completion of this offering. These agreements will provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements, as well as our maintaining directors’ and officers’ liability insurance, help to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Bank, N.A.

Listing

We intend to list our common stock on The NASDAQ Global Select Market under the symbol “SPWH.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of our common stock in the public market, the perception that such sales may occur or the availability of such shares for sale in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon completion of this offering,             shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined under Rule 144 under the Securities Act. Of the remaining             shares of common stock outstanding after this offering,             shares will be “restricted securities” within the meaning of Rule 144 and             shares will not be considered restricted securities. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration, including the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. Seidler will beneficially own the             shares after this offering that will not be restricted securities. These shares will not be considered “restricted securities” within the meaning of Rule 144 because Seidler acquired them in 2009 in connection with our plan of reorganization under Chapter 11 of the United States Bankruptcy Code. Seidler, though, may be deemed an affiliate of us, and, as a result, Seidler will be required to meet the notice, manner-of-sale and volume limitations of Rule 144 in order to resell those shares in reliance on Rule 144. However, Seidler will not be required to meet any holding period requirement under Rule 144 for its shares that are not deemed “restricted securities.” See “—Rule 144” below.

Rule 144

Rule 144 provides an exemption from the registration and prospectus-delivery requirements of the Securities Act. This exemption is available to affiliates of ours that sell our restricted or non-restricted securities and also to non-affiliates that sell our restricted securities.

In general, under Rule 144 under the Securities Act, a person who is, or at any time during the 90 days preceding the sale was, an affiliate of ours, or someone selling shares on behalf of such a person, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

For purposes of this volume limitation, shares sold by certain parties related to these persons will be aggregated. In addition, sales by these persons must also satisfy requirements with respect to the manner of sale, public notice, the availability of current public information about us and, in the case of restricted securities, a six-month minimum holding period for those shares.

A person who is not, and was not at any time during the 90 days preceding the sale, an affiliate of ours, and who has owned the restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than an affiliate of ours, would be entitled to sell those shares, subject only to the availability of current public information about us. However, the current public information requirement will cease to apply with respect to these persons if they have owned the restricted securities within the meaning of Rule 144 for at least one year, including the holding period of any prior owner other than an affiliate of ours.

Rule 144 does not supersede the terms of the lock-up agreement referred to below, which may restrict sales of our shares until at least 180 days after the date of this prospectus.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of certain shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the current public information and holding period requirements. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Rule 701 does not supersede the terms of the lock-up agreements referred to below, which may restrict sales of our shares until at least 180 days after the date of this prospectus.

Lock-up Agreements

We and our executive officers, directors and holders of our common stock and restricted nonvoting common stock prior to consummation of this offering will have agreed, subject to certain exceptions, with the underwriters that for a period of 180 days after the date of this prospectus, we or they will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any class of our common equity or any securities convertible into or exchangeable or exercisable for any class of our common equity (which we refer to as lock-up securities), enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any lock-up securities, whether any such aforementioned transaction is to be settled by delivery of the any lock-up securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement or (ii) make any demand for or exercise any right with respect to, the registration of any lock-up securities. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting” for more information.

Registration Rights

The registration rights agreement will provide that Seidler and certain permitted transferees will have the right to require us to use our reasonable best efforts to register the resale of any or all of its shares under the Securities Act at our expense, subject to certain limitations and conditions. Registration of the offer and sale of shares held by Seidler under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement with Seidler” for more information.

Equity Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register the offer and sale of shares of our common stock subject to awards outstanding or reserved for issuance under our 2013 Performance Incentive Plan. Such registration statement will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Executive Compensation—Equity Incentive Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This summary is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, former citizens or residents of the United States, partnerships or other pass-through entities and investors in such entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons who acquired our common stock as compensation for services, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging, integrated or conversion transaction or straddle, or a wash sale, constructive sale, or other risk reduction strategy. Prospective investors subject to special rules under the U.S. federal income tax laws are encouraged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock or a partner of a partnership holding our common stock, you are encouraged to consult your own tax advisors regarding the specific U.S. federal income tax consequences to you of acquiring, owning or disposing of our common stock.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS, ANY PROPOSED CHANGES IN APPLICABLE LAWS AND ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source;

•

a trust the administration of which is subject to the primary supervision of a U.S. court and with respect to which one or more U.S. persons has the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal tax purposes.

Distributions on Our Common Stock

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we were to make cash or other property distributions on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Sale, Exchange or Other Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. You are encouraged to consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a properly executed Form W-8BEN (or applicable successor form) or appropriate substitute form to us or our paying agent. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the non-U.S. holder generally will be exempt from U.S. federal withholding tax. To claim any applicable exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) and comply with applicable disclosure requirements. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) on all or a portion of any such dividends. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale, exchange or other disposition of our common stock and certain other requirements are met; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) on all or a portion of such gain. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses realized during the same taxable year, provided that the non-U.S. holder has timely and properly filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets and our foreign real property interests, there can be no assurance that we are not or will not become a USRPHC in the future. If we are or become a USRPHC, so long as our common stock is considered regularly traded on an established securities market, only a non-U.S. holder that actually or constructively holds or held more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period for our stock will be subject to U.S. federal income tax on the disposition of our common stock. If gain on the sale or other taxable disposition of our common stock were subject to taxation under the third bullet point above, any such taxable gain recognized by the non-U.S. holder would be taxed in the same manner as gain described in the first bullet point above, except that the branch profits tax would not apply.

Medicare Tax

It is unclear whether the recently enacted Medicare tax on unearned income applies to non-U.S. holders that are estates or trusts and have one or more U.S. beneficiaries. Such persons should consult their own tax advisors on this issue.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends or other distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required, either because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty, or otherwise. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding generally will not apply to payments to a non-U.S. holder of dividends on, or the gross proceeds on a disposition of, our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a properly executed IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder is encouraged to consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

FATCA Withholding

The Foreign Account Tax Compliance Act, or FATCA, will impose a U.S. federal withholding tax of 30% on certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders. Such payments would include our dividends and the gross proceeds from the sale or other disposition of our common stock. Under recently issued final Treasury Regulations and subsequent IRS guidance, this withholding will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2017. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated as of the date of this prospectus, we and the selling stockholder have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Piper Jaffray & Co.
Wells Fargo Securities, LLC
D.A. Davidson & Co.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholder have granted to the underwriters a 30-day option to purchase up to          additional shares from us and              additional outstanding shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and underwriting discounts and commissions we and the selling stockholder will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholder	$	$	$	$

We estimate that our out of pocket expenses for this offering will be approximately $            .

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that, subject to certain exceptions, for the period specified below, we will not, directly or indirectly, take any of the following actions with respect to any class of our common equity or any securities convertible into or exchangeable or exercisable for any class of our common equity (which we refer to as “lock-up securities”): (1) offer, sell, issue, contract to sell, pledge or otherwise dispose of lock-up securities, (2) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase lock-up securities, (3) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of lock-up securities, (4) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in lock-up securities within the meaning of Section 16 of the Exchange Act, or (5) file with the SEC a registration statement under the Securities Act, relating to lock-up securities, or publicly disclose the intention to take any such action, without the prior written consent of the representatives.

In addition, our executive officers, directors and holders of our common stock and restricted nonvoting common stock prior to consummation of this offering will have agreed that, subject to certain exceptions, for the period specified below, they will not, without the prior written consent of the representatives, (1) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any lock-up securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any lock-up securities, whether any such aforementioned transaction is to be settled by delivery of any lock-up securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement or (2) make any demand for or exercise any right with respect to, the registration of any lock-up securities.

The initial period during which the restrictions described in the preceding two paragraphs will apply will commence on the date of this prospectus and continue for 180 days after the date of this prospectus or such earlier date that the representatives consent to in writing. However, if (1) we are not an “emerging growth company” and (2) either (a) during the last 17 days of the initial lock-up period, we release earnings results or material news or a material event relating to us occurs or (b) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock-up period, then, in each case, the lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the representatives waive, in writing, such extension.

We and the selling stockholder have agreed to indemnify the underwriters and their control persons against liabilities under the Securities Act, or contribute to payments that the underwriters or their control persons may be required to make in that respect.

We will apply to list the shares of common stock on The NASDAQ Global Select Market under the symbol “SPWH.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our revenues, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-revenue ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the past, the underwriters and their affiliates have not rendered underwriting services to us. The underwriters and their affiliates have, however, provided traditional commercial lending services and certain other commercial investment banking services to us in the ordinary course of business for which they received customary fees and commissions. An affiliate of Wells Fargo is the sole lender under our senior secured revolving credit facility. Wells Fargo affiliates are also the transfer agent and registrar for our common stock and provide the majority of our treasury management services. Moreover, Credit Suisse arranged and serves as administrative agent and collateral agent for our senior secured term loan facility.

We expect that the underwriters and their respective affiliates will continue to perform various financial advisory, investment banking and lending services for us or our affiliates, from time to time in the future, for which they may receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may also make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock, where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common stock may be distributed or published, in any country or jurisdiction except in compliance with any applicable rules and regulations of any that country or jurisdiction.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of our common stock has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of our common stock under this prospectus may only be made to persons: (i) to whom it is lawful to offer our common stock without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set forth in Section 708 of the Act; and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act; (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above; and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of our common stock sold to the offeree within twelve months after their issue except as otherwise permitted under the Act.

Canada. Our common stock may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of our common stock, whether by way of sale or subscription, in the Cayman Islands. No offer or sale, directly or indirectly, of any common stock will be made to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common stock to the public in that Relevant Member State at any time,

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances that do not require the publication by u of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of common stock shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. Our common stock may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock that is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel. In the State of Israel, our common stock offered hereby may not be offered to any person or entity other than the following:

(a) a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b) a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c) an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d) a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e) a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f) a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g) an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h) a venture capital fund (defined as an entity primarily involved in investments in companies that, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i) an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j) an entity, other than an entity formed for the purpose of purchasing our common stock in this offering, in which the shareholders’ equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Japan. The underwriters will not offer or sell any of our common stock directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the People’s Republic of China, or PRC, and our common stock may not be offered or sold, and this prospectus will not offer for sale any common stock to any person for re-offering or resale directly or indirectly to any resident of the PRC, except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our common stock is subscribed or purchased under Section 275 by a relevant person that is:

(a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our common stock under Section 275 except:

(1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Taiwan. Our common stock has not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell our common stock in Taiwan.

Switzerland. Our common stock will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or our common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA’’). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our common stock.

United Arab Emirates and Dubai International Financial Centre. This offering of our common stock has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA’’), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

Our common stock may not be offered to the public in the UAE and/or any of the free zones. Our common stock may be offered, and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Our common stock will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom. An offer of our common stock may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to our common stock in, from or otherwise involving the United Kingdom must be complied with.

Russia. The common stock to which this prospectus relates will not be offered, advertised, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in Russia or to any person located within the territory of Russia who is not a qualified investor in accordance with Russian law unless and to the extent otherwise permitted under Russian law.

This prospectus should not be considered as a public offer or advertisement of the common stock to which this prospectus relates in Russia and is not an offer, or an invitation to make offers, to purchase any such common stock in Russia. Neither the common stock nor any prospectus or other document relating to the common stock has been registered with the Central Bank of the Russian Federation and is not intended for “placement” or “public circulation” in Russia.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by O’Melveny & Myers LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements and schedule of Sportsman’s Warehouse Holdings, Inc. as of February 2, 2013 and January 28, 2012, and for each of the fiscal years in the two-year period ended February 2, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the shares of our common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits and schedules thereto. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy or information statements and other information with the SEC.

You can read our SEC filings, including the registration statement and the exhibits and schedules thereto, at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon effectiveness of the registration statement, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room as described above, or inspect them without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm. We maintain a website at www.sportsmanswarehouse.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Sportsman’s Warehouse Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Sportsman’s Warehouse Holdings, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended February 2, 2013. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sportsman’s Warehouse Holdings, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended February 2, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Salt Lake City, Utah

December 10, 2013

SPORTSMAN’S WAREHOUSE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Amounts in thousands, except share and per share data

	February 2, 2013	January 28, 2012
Assets
Current assets:
Cash and cash equivalents	$36,515	$243
Accounts receivable, net	347	400
Merchandise inventories	98,970	105,918
Prepaid expenses and other	6,157	3,671
Deferred income taxes	1,522	1,677
Income taxes receivable	—	2

Total current assets	143,511	111,911
Property and equipment, net	11,339	33,049
Deferred income taxes	8,927	10,064
Other long-term assets, net	2,786	2

Total assets	$166,563	$155,026

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$26,331	$18,985
Accrued expenses	22,968	23,065
Income taxes payable	9,183	276
Current portion of long-term debt, net of discount	3,548	38,333
Current portion of deferred rent	2,625	413

Total current liabilities	64,655	81,072
Long-term liabilities:
Long-term debt, net of discount and current portion	121,260	21,152
Deferred rent, net of current portion	22,492	2,470

Total long-term liabilities	143,752	23,622

Total liabilities	208,407	104,694

Commitments and contingencies (Note 10)
Stockholders’ equity (deficit):
Common stock, $0.01 par value; 9,600,000 shares authorized; 9,500,000 shares issued and outstanding	1	1
Restricted nonvoting common stock, $0.01 par value; 2,400,000 shares authorized; 2,078,103 shares issued and outstanding	21	21
Additional paid-in capital	—	9,214
(Accumulated deficit) retained earnings	(41,866)	41,096

Total stockholders’ (deficit) equity	(41,844)	50,332

Total liabilities and stockholders’ equity (deficit)	$166,563	$155,026

The accompanying notes are an integral part of these consolidated financial statements.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Amounts in thousands, except per share data

	For the Fiscal Year Ended
	February 2, 2013		January 28, 2012
Net sales		$526,942	$376,551
Cost of goods sold		364,326	259,354

Gross profit		162,616	117,197

Selling, general, and administrative expenses		109,408	89,659
Bankruptcy related expenses (benefit) (Note 1)		(263)	919

Income from operations		53,471	26,619
Interest expense		(6,321)	(4,392)

Income before income taxes		47,150	22,227
Income tax expense (benefit)		19,076	(11,467)

Net income		$28,074	$33,694

Earnings per share:
Basic		$2.42	$3.01

Diluted		$2.42	$3.01

Weighted average shares outstanding:
Basic		11,578	11,198

Diluted		11,578	11,198

Pro forma earnings per share (unaudited) (note 10):
Basic	$

Diluted	$

Pro forma weighted average shares outstanding (unaudited):
Basic

Diluted

The accompanying notes are an integral part of these consolidated financial statements.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

Amounts in thousands, except share data

	Common stock		Restricted nonvoting common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance at January 29, 2011	9,500,000	$1	884,688	$9	$8,999	$7,402	$16,411
Issuance of restricted nonvoting common stock	—	—	1,193,415	12	215	—	227
Net income	—	—	—	—	—	33,694	33,694

Balance at January 28, 2012	9,500,000	1	2,078,103	21	9,214	41,096	50,332
Dividends	—	—	—	—	(9,214)	(111,036)	(120,250)
Net income	—	—	—	—	—	28,074	28,074

Balance at February 2, 2013	9,500,000	$1	2,078,103	$21	$—	$(41,866)	$(41,844)

The accompanying notes are an integral part of these consolidated financial statements.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in thousands

	For the Fiscal Year Ended
	February 2, 2013	January 28, 2012
Cash flows from operating activities:
Net income	$28,074	$33,694
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,431	3,108
Amortization of discount on debt	1,338	555
Amortization of deferred financing fees	472	153
Net increase in deferred rent credit	2,170	790
Deferred income taxes	1,292	(11,741)
Change in operating assets and liabilities:
Accounts receivable	53	(32)
Merchandise inventories	6,948	(18,109)
Prepaid expenses and other	(2,754)	(219)
Accounts payable	7,346	5,632
Accrued expenses	3,841	856
Income taxes receivable and payable	8,910	341
Other long term assets, net	778	27

Net cash provided by operating activities	61,899	15,055

Cash flows from investing activities:
Purchase of property and equipment	(6,856)	(6,651)
Proceeds from sale of fixed assets	45,199	10

Net cash provided by (used in) investing activities	38,343	(6,641)

Cash flows from financing activities:
Net borrowings on line of credit	(26,426)	4,396
Proceeds from term loan, net of discount	122,250	—
(Decrease) increase in book overdraft	(3,940)	973
Payment of deferred financing costs	(3,766)	(283)
Proceeds from sale of restricted common stock	—	227
Dividends paid	(120,250)	—
Principal payments on subordinated debt	(5,107)	(5,893)
Principal payments on unsecured note payable	(7,434)	(7,310)
Principal payments on long-term debt	(19,297)	(1,839)

Net cash used in financing activities	(63,970)	(9,729)

Net change in cash and cash equivalents	36,272	(1,315)
Cash and cash equivalents at beginning of year	243	1,558

Cash and cash equivalents at end of year	$36,515	$243

Supplemental disclosure of cash flow information:
Net cash paid during the year for:
Interest	$3,993	$4,960

Income taxes	8,878	43

The accompanying notes are an integral part of these consolidated financial statements.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Amounts reported in thousands, except share data

(1) Nature of the Business

Description of Business

Sportsman’s Warehouse Holdings, Inc. (“Holdings”) and subsidiaries (collectively, the “Company”) operate retail sporting goods stores. As of February 2, 2013, the Company operated 33 stores in 17 states.

Voluntary Reorganization under Chapter 11

On March 21, 2009, the Company and all of its subsidiaries filed a voluntary bankruptcy petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On July 30, 2009, the Bankruptcy Court entered an order approving and confirming the Plan of Reorganization (the “Reorganization Plan”).

Bankruptcy-Related Expenses

The adoption of fresh start reporting upon emergence from bankruptcy required the Company to allocate the reorganization value to its assets and liabilities in a manner similar to that which is required under Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 805, Business Combinations, including estimated costs required to restructure and emerge from Chapter 11 bankruptcy. The Company incurred certain costs related to restructuring and emergence from Chapter 11 bankruptcy and included a liability as part of the reorganization value at August 14, 2009, the date of emergence from bankruptcy. Amounts greater than the estimated restructuring costs are expensed as incurred and included as a separate component of the consolidated statements of income to arrive at income from operations.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of its four wholly owned subsidiaries, Sportsman’s Warehouse, Inc. (“Sportsman’s Warehouse”), Pacific Flyway Wholesale, LLC (“Pacific Flyway”), Sportsman’s Warehouse Southwest, Inc., and Minnesota Merchandising Corporation. All intercompany transactions and accounts have been eliminated in consolidation.

Fiscal Year

The Company operates using a 52/53 week fiscal year ending on the Saturday closest to January 31. Fiscal years 2012 and 2011 ended on February 2, 2013 and January 28, 2012, respectively. Fiscal year 2012 contains 53 weeks of operations and fiscal year 2011 contains 52 weeks of operations.

Seasonality

The Company’s business is generally seasonal, with a somewhat higher portion of total sales occurring during the third and fourth quarters of the calendar year.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company operates solely as a sporting goods retailer whose Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. The CODM reviews financial information presented on a consolidated and individual store and cost center basis, for purposes of allocating resources and evaluating financial performance. The Company’s stores typically have similar square footage and offer essentially the same general product mix. The Company’s core customer demographic remains similar chainwide, as does the Company’s process for the procurement and marketing of its product mix. Furthermore, the Company distributes its product mix chainwide from a single distribution center. Each of the Company’s stores is considered to be a separate operating segment; however, given that the stores have the same characteristics, the individual stores are aggregated into one single reporting segment.

Cash and Cash Equivalents

The Company considers cash on hand in stores and highly liquid investments with an initial maturity of three months or less as cash and cash equivalents. Checks issued pending bank clearance that result in overdraft balances for accounting purposes are classified as accrued expenses in the accompanying consolidated balance sheets.

In accordance with the terms of a financing agreement (Note 5), the Company maintains depository accounts with two banks in a lock-box arrangement. Deposits into these accounts are used to reduce the outstanding balance on the line of credit as soon as the respective bank allows the funds to be transferred to the financing company. At January 28, 2012, the combined balance in these accounts was $3,450. Accordingly, this amount has been classified as a reduction in the line of credit as if the transfers had occurred on January 28, 2012.

Accounts Receivable

The Company offers credit terms on the sale of products to certain government and corporate retail customers and requires no collateral from these customers. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for doubtful accounts receivable based upon historical experience and a specific review of accounts receivable at the end of each period. Actual bad debts may differ from these estimates and the difference could be significant. At February 2, 2013 and January 28, 2012, the allowance for doubtful accounts receivable totaled $103 and $88, respectively.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. The Company estimates a provision for inventory shrinkage based on its historical inventory accuracy rates as determined by periodic cycle counts. The allowance for damaged goods from returns is based upon historical experience. The Company also adjusts inventory for obsolete or slow moving inventory based on inventory productivity reports and by specific identification of slow moving or obsolete inventory. The inventory reserves for shrinkage, damaged, or obsolescence totaled $2,565 and $2,545 at February 2, 2013 and January 28, 2012, respectively.

Property and Equipment

Property and equipment are recorded at cost. Leasehold improvements primarily include the cost of improvements funded by landlord incentives or allowances. Maintenance, repairs, minor renewals, and betterments are expensed as incurred. Major renewals and betterments are capitalized. Upon retirement or disposal of assets, the cost and accumulated depreciation and amortization are eliminated from the respective accounts and the related gains or losses are credited or charged to earnings.

Depreciation and amortization of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets. The Company’s buildings were being depreciated over a useful life of 30 years. Leasehold improvements are amortized over the shorter of the useful lives of the improvements or the term of the lease. Furniture, fixtures, and equipment, are depreciated over useful lives ranging from 3 to 10 years.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets with definite lives for impairment whenever events or changes in circumstances may indicate that the carrying value of an asset may not be recoverable. The Company uses an estimate of the future undiscounted net cash flows of the related asset or group of assets over their remaining useful lives in measuring whether the assets are recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the estimated fair value of the asset. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the estimated costs to sell. No impairment charge to long-lived assets was recorded during the fiscal years ended February 2, 2013 or January 28, 2012.

Prepaid Expenses and Other

Prepaid expenses and other primarily consists of prepaid expenses, vendor rebates receivable, vendor advertising receivables and miscellaneous deposits.

Revenue Recognition

Revenue is recognized for retail sales at the time of the sale in the store. The Company records a reserve for estimated product returns in each reporting period, based on its historical experience. Revenue for gift cards sold is deferred and recognized as the gift cards are redeemed for merchandise. Gift card breakage income is recognized based upon historical redemption patterns and represents the balance of gift cards for which the Company believes the likelihood of redemption by the customer is remote. During the fiscal years ended February 2, 2013 and January 28, 2012, the Company recognized $17 and $154 of gift card breakage income, respectively. This income is included in the accompanying consolidated statements of income as a reduction in selling, general, and administrative expenses (“SG&A”).

Customer deposits on items placed in layaway are recorded as a liability. Revenue is recognized on layaway transactions at the point where the customer takes possession of the merchandise. These liabilities are recorded as unearned revenue in accrued expenses in the consolidated balance sheets.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.

Cost of Goods Sold

Cost of goods sold primarily consists of merchandise acquisition costs, including freight-in costs, shipping costs, terms discounts received from the vendor and vendor allowances and rebates associated directly with merchandise. Vendor allowances include allowances and rebates received from vendors. The Company records an estimate of earned allowances based on purchase volumes. These funds are determined for each fiscal year, and the majority is based on various quantitative contract terms. Amounts expected to be received from vendors relating to purchase of merchandise inventories are recognized as a reduction of cost of goods sold as the merchandise is sold. Historical program results and current purchase volumes are reviewed when establishing the estimate for earned allowances.

Shipping and Handling Fees and Costs

All shipping and handling fees billed to customers are recorded as a component of net sales. All costs incurred related to the shipping and handling of products are recorded in cost of sales.

Vendor Allowances

Vendor allowances include price allowances, volume rebates, store opening costs reimbursements, marketing participation and advertising reimbursements received from vendors under the terms of specific arrangements with certain vendors. Vendor allowances related to merchandise are recognized as a reduction of the costs of merchandise as sold. Vendor reimbursements of costs are recorded as a reduction to expense in the period the related cost is incurred based on actual costs incurred. Any cost reimbursements exceeding expenses incurred are recognized as a reduction of the cost of merchandise sold. Volume allowances may be estimated based on historical purchases and estimates of projected purchases.

Tenant Allowances

The Company may receive reimbursement from a landlord for some of the costs related to occupancy or tenant improvements per lease provisions. These reimbursements may be referred to as tenant allowances or landlord reimbursements ("tenant allowances"). Reimbursement from a landlord for occupancy or tenant improvements is included within deferred rent on the accompanying consolidated balance sheets. The deferred rent credit is amortized as rent expense on a straight-line basis over the term of the lease. Landlord reimbursements from these transactions are included in cash flows from operating activities as a change in deferred rent.

Health Insurance

The Company maintains for its employees a partially self-funded health insurance plan. The Company maintains stop-loss insurance through an insurance company with a $100 per person deductible and aggregate claims limit above a predetermined threshold. The Company is under contract with this insurance company through December 2014. The Company intends to maintain this plan indefinitely. However, the plan may be terminated, modified, suspended, or discontinued at any time for any reason specified by the Company.

The Company has established reserve amounts based upon claims history and estimates of claims that have been incurred but not reported (“IBNR”). As of February 2, 2013 and January 28, 2012, the Company estimated the IBNR to be $416 and $439, respectively. Actual claims may differ from the estimate and such difference could be significant. These reserves are included in accrued expenses in the accompanying consolidated balance sheets.

Operating Leases and Deferred Rent

The Company has various operating lease commitments on its store locations. Certain leases contain rent escalation clauses that require higher rental payments in later years. Leases may also contain rent holidays, or free rents, during the lease term. Rent expense is recognized on a straight-line basis over the lease term. Rent expense in excess of rental payments is recorded as deferred rent on the accompanying consolidated balance sheets.

Advertising

Costs for newspaper, television, radio, and other advertising are expensed in the period in which the advertising occurs. The Company participates in various advertising and marketing cooperative programs with its vendors, who, under these programs, reimburse the Company for certain costs incurred. Payments received under these cooperative programs are recorded as a decrease to expense in the period that the advertising occurred. For the fiscal years ended February 2, 2013 and January 28, 2012, net advertising expenses totaled $3,773 and $2,837, respectively. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

Income Taxes

The Company recognizes a deferred income tax liability or deferred income tax asset for the future tax consequences attributable to differences between the financial statement basis of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided against deferred income tax assets when it is more likely than not that all or some portion of the deferred income tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the relevant tax authorities, based on the technical merits of the position. Interest and potential penalties are accrued related to unrecognized tax benefits in the provision for income taxes.

Fair Value of Financial Instruments

The carrying amounts of financial instruments except for short-term and long-term debt approximate fair value because of the general short-term nature of these instruments. The carrying amounts of short-term debt and long-term variable rate debt approximate fair value as the terms are consistent with market terms for similar debt instruments. The Company estimates the fair value of its fixed rate debt generally using discounted cash flow analysis based on the Company’s current borrowing rates for debt with similar maturities. The carrying amount of the Company’s financial instruments approximates fair value as of February 2, 2013 and January 28, 2012.

Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted-average shares of common stock outstanding, reduced by shares repurchased and held in treasury, during the period. Diluted earnings per share represents basic earnings per share adjusted to include the potentially dilutive effect of outstanding share option awards, nonvested share awards and nonvested share unit awards.

Comprehensive Income

The Company has no components of income that would require classification as other comprehensive income for the fiscal years ended February 2, 2013 or January 28, 2012.

Recently Adopted and Issued Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, to improve comparability of fair value measurements between statements presented in U.S. GAAP and IFRS. This ASU, which was effective for the first quarter of 2012 for the Company, provided additional explanation on how to measure fair value but did not require additional fair value measurements. Certain amendments in this ASU require the assessment of additional disclosures regarding the measurement of fair value. The adoption of this ASU did not have a significant impact on the Company’s fair value measurements.

(3) Property and Equipment

Property and equipment as of February 2, 2013 and January 28, 2012 are as follows:

	February 2, 2013	January 28, 2012
Furniture, fixtures and equipment	$12,695	$9,641
Leasehold improvements	5,723	3,297
Construction in progress	1,333	1,967
Buildings	—	15,176
Land and land improvements	—	9,959

	19,751	40,040
Less accumulated depreciation and amortization	(8,412)	(6,991)

	$11,339	$33,049

In fiscal 2012, the Company sold its buildings and land in a sale leaseback transaction (Note 6).

(4) Accrued Expenses

Accrued expenses consist of the following at February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
Unearned revenue	$6,561	$5,338
Accrued payroll and related expenses	6,417	6,101
Sales and use tax payable	3,461	2,735
Accrued real estate and personal property taxes	1,356	1,094
Accrued unclaimed property	1,094	1,092
Accrued licenses	960	846
Accrued interest	704	221
Book overdraft	—	3,940
Other	2,415	1,698

	$22,968	$23,065

(5) Long-Term Debt

Long-term debt consisted of the following as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
Term loan	$124,688	$—
Note payable to unsecured creditors	2,756	10,190
Revolving line of credit	—	26,426
Bank mortgages	—	18,985
Subordinated note payable	—	5,107

	127,444	60,708
Less discount	(2,636)	(1,223)

	124,808	59,485
Less current portion	(3,548)	(38,333)

Long-term portion	$121,260	$21,152

(a) Term Loan

On November 13, 2012 (“Closing Date”), the Company and a syndicate of financial institutions entered into a six-year $125,000 term loan (“Term Loan”). The Company’s obligations under the Term Loan are secured by all or substantially all of the Company’s assets.

The Term Loan was issued at a discount of $2,750, which is classified as a reduction of the unpaid balance on the consolidated balance sheets. The discount is being amortized over the term of the note using the effective interest method and is included as a component of interest expense on the consolidated statements of income.

The Term Loan requires quarterly payments of $313 payable on the last business day of each fiscal quarter commencing on February 1, 2013, and continuing up to and including November 3, 2018. A final installment payment consisting of the remaining unpaid balance is due on November 13, 2018. Commencing with the first full fiscal year commencing after the Closing Date, the Company is required to make a mandatory additional principal payment based on excess cash flows, as defined in the Term Loan agreement.

The outstanding principal balance of the Term Loan bears interest (computed on the basis of a 360-day year, actual days elapsed) at a rate per annum determined to be the sum of the (1) LIBOR margin (with the LIBOR margin being set at 7.50%, with a LIBOR floor of 1.50%) and (2) LIBOR in effect on the last business day of each fiscal quarter.

As of February 2, 2013, the Term Loan had $122,052 outstanding, net of unamortized discount of $2,636. During the fiscal year ended February 2, 2013, the Company recognized $114 of non-cash interest expense with respect to the amortization of this discount.

As part of the Term Loan credit agreement, there are a number of financial and non-financial debt covenants. The financial covenants include a net leverage ratio and an interest coverage ratio to be measured on a trailing twelve month basis.

(b) Note Payable to Unsecured Creditors

In connection with the Reorganization Plan, the Company assumed a $17,500 note payable to the unsecured creditors of the predecessor company. This note bears interest at 5 percent. Principal and interest payments are to be made semi-annually from the excess cash flows, as defined in the Reorganization Plan, of the Company’s first four full fiscal years with the first payment paid on May 31, 2011. Two principal payments of $2,488 and $6,656 were made as scheduled on May 31, 2011 and May 18, 2012, respectively, with an additional unscheduled $5,600 principal payment made on January 6, 2012. Based on projected excess cash flows, the amount payable during the fiscal year 2013 is $2,756, net of current discount, which represents the remaining outstanding balance at February 2, 2013.

As of February 2, 2013 and January 28, 2012, this note had $2,756 and $9,189 outstanding, respectively, net of unamortized discount. As of January 28, 2012, this note had an unamortized discount of $1,001. During the fiscal years ended February 2, 2013 and January 28, 2012, the Company recognized $1,001 and $456, respectively, of non-cash interest expense with respect to the amortization of this discount.

(c) Revolving Line of Credit

Effective May 28, 2010, the Company entered into a financing agreement (the “Agreement”) with a bank that provided for borrowings in the aggregate amount of $75,000. Effective October 27, 2011, this Agreement was amended to increase the provided borrowings to the aggregate amount of $95,000. Effective November 13, 2012, this Agreement was amended to decrease the provided borrowings to the aggregate amount of $60,000. All borrowings under this Agreement are subject to a borrowing base calculation. Loans, advances, and other extensions of credit made in connection with the Agreement are secured by substantially all of the assets of the Company. The Agreement matures November 13, 2017. Under the terms of the Agreement, the Company may borrow on a revolving basis amounts equal to 90 percent of the net retail liquidation value of the Company’s eligible merchandise inventory (as defined in the Agreement) and 90 percent of eligible accounts receivable (as defined in the Agreement), less certain reserves against outstanding gift cards, layaway deposits, and amounts outstanding under commercial letters of credit (as defined in the Agreement).

Interest on the Agreement is payable monthly at a bank’s prime interest rate (3.25 percent at February 2, 2013) plus an applicable margin, as defined in the agreement (1.00 percent at February 2, 2013) or, at the Company’s election, at the London Interbank Offered Rate (“LIBOR”) (0.20 percent February 2, 2013) plus a margin range of 1.75 to 2.25 percent, depending on average daily availability (1.75 percent at February 2, 2013). The Agreement provides for an unused line of credit fee equal to thirty-seven and one-half basis points of one percent (0.375 percent) per annum on the average daily unused amount. The Agreement also calls for the Company to reimburse certain other costs incurred by the lender in its management of the Agreement. The Agreement contains certain covenants, including a financial covenant that requires the Company to maintain a minimum availability at all times of not less than ten percent of the gross borrowing base but not less than $5,000.

The Agreement contains provisions that enable the bank to require the Company to maintain a lock-box for the collection of all receipts. Additionally, the Agreement contains certain subjective acceleration clauses that could result in the agreement being terminated for subjective reasons prior to its maturity date. As a result of the lock-box and subjective acceleration clauses, the Company has classified amounts outstanding under its line of credit as a current liability.

As of February 2, 2013 and January 28, 2012, the Company had $0 and $29,876, respectively, in outstanding revolving loans under the Agreement. Amounts outstanding are offset on the consolidated balance sheets by amounts in depository accounts under lock-box arrangements, which were $0 and $3,450 as of February 2, 2013 and January 28, 2012, respectively. As of February 2, 2013, the Company had $54,000 of net borrowing availability under the terms of the Agreement and did not have any outstanding balance or stand-by commercial letters of credit. At January 28, 2012, the Company had $26,426 outstanding on the line of credit and no outstanding commercial letters of credit.

(d) Bank Mortgages

The Company entered into various financing agreements to purchase land and to construct certain of its retail stores. These agreements contained various rates of interest, both fixed and variable, at original terms ranging from 10 to 20 years. All of the mortgages were secured by the land and buildings to which they pertain. As of February 2, 2013, all bank mortgage notes have been satisfied and paid in full through the proceeds from a sale leaseback transaction (See note 6).

(e) Subordinated Note Payable

As part of the Reorganization Plan, the Company received $12,000 in cash in exchange for a note payable. This note bore interest at 5 percent annually and was secured by a second position in the inventory of the Company behind the line of credit financing. All amounts due under this note payable were repaid during fiscal year 2012.

As of January 28, 2012, this note had $4,885 outstanding, net of unamortized discount of $222. During the fiscal years ended February 2, 2013 and January 28, 2012, the Company recognized $222 and $99, respectively, of non-cash interest expense with respect to the amortization of this discount.

(f) Restricted Net Assets

The provisions of the Term Loan and the Revolving Line of Credit restrict all of the net assets of the Company’s consolidated subsidiaries, which constitute all of the net assets on the Company’s consolidated balance sheet as of February 2, 2013, from being used to pay any dividends without prior written consent from the financial institutions party to the Company’s Term Loan and Revolving Line of Credit.

(6) Sale Leaseback

During the fiscal year ended February 2, 2013, the Company completed a sale-leaseback of the land and buildings for six store locations for gross cash proceeds of $45,199, exclusive of transaction costs of approximately $565. The carrying value of the property sold was $23,274. The lease has been classified as an operating lease and has an initial term of 15 years, with three five-year renewal options. Proceeds from the sale-leaseback transaction were used to pay all of the mortgage loan obligations.

The Company realized a gain on this transaction of $21,360, which has been deferred and is being recognized on a straight-line basis over the initial term of the lease. The current and long-term portions of the deferred gain are included in current portion of deferred rent and deferred rent, net of current portion, respectively, in the consolidated balance sheet as of February 2, 2013. Amortization of the deferred gain of $461 is reflected as a reduction to rent expense and is included within selling, general, and administrative expenses in the consolidated statement of income for the year ended February 2, 2013.

(7) Stockholders’ Equity (Deficit)

(a) Common Stock

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders on a proportional basis with the restricted non-voting common shareholders. The holders have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

(b) Restricted Non-Voting Common Stock

Holders of shares of restricted nonvoting common stock have no voting rights of any kind and are not entitled to receive any dividends and/or distributions declared on the shares of common stock. However, in regards to dividends, during 2012, the Company paid dividends to holders of shares of restricted nonvoting common stock consistently with dividends paid to the holders of common stock. Shares of restricted non-voting common stock are subject to substantial restrictions on the transfer under the plan and our certificate of incorporation, and are subject to certain repurchase rights held by us in connection with certain events, including a termination of the stockholder’s employment. Upon liquidation or dissolution, holders are entitled to receive all assets available for distribution to stockholders on a proportional basis with the common shareholders.

During the fiscal year ended February 2, 2013, the Company declared and paid a dividend to all shareholders of $120,250. The dividend reduced retained earnings and additional paid in capital, resulting in a net deficit in stockholders’ equity.

During the fiscal year ended January 28, 2012, the Company sold 1,193,415 shares of restricted non-voting common stock for $227 to executives and key employees of the Company.

(8) Income Taxes

For the fiscal years ended February 2, 2013 and January 28, 2012, the income tax provision consisted of the following:

	February 2, 2013	January 28, 2012
Current:
Federal	$14,337	$—
State	3,447	273

	17,784	273

Deferred:
Federal	1,549	7,750
State	(257)	1,318
Change in valuation allowance	—	(20,808)

	1,292	(11,740)

	$19,076	$(11,467)

The provision for income taxes differs from the amounts computed by applying the federal statutory rate as follows for the following periods:

	February 2, 2013	January 28, 2012
Federal statutory rate	35.0%	34.0%
State tax, net of federal benefit	4.2%	(10.6%)
Permanent items	2.3%	3.3%
Valuation allowance	0.0%	(75.8%)
Other items	(1.0%)	(2.5%)

Effective income tax rate	40.5%	(51.6%)

As of February 2, 2013 and January 28, 2012, the components of the current deferred tax asset and long-term deferred tax asset are as follows:

	February 2, 2013	January 28, 2012
Current deferred income taxes:
Inventories	$1,170	$1,276
Other	352	401

	$1,522	$1,677

Long-term deferred income taxes:
Net operating loss	$92	$6,793
Depreciation	(966)	2,602
Deferred rent	9,909	777
Other	(108)	(108)

	$8,927	$10,064

Deferred tax assets have resulted primarily from the Company’s future deductible temporary differences and net operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The

Company’s ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income to allow for the utilization of its net operating loss carryforwards and deductible temporary differences.

Management evaluates the realizability of the deferred tax assets and the need for additional valuation allowances annually. At February 2, 2013, based on current facts and circumstances, management believes that it is more likely than not that the Company will realize benefit for its gross deferred tax assets. At January 28, 2012, based on facts and circumstances, the Company reversed the valuation allowance against its deferred tax assets.

As of February 2, 2013, the Company had no unrecognized tax benefits. The Company does not anticipate that unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. There are no tax returns that are currently under examination. Federal and state tax years that remain subject to examination are periods ended October 31, 2009 through January 28, 2012.

At February 2, 2013 and January 28, 2012, the Company had U.S. federal net operating loss carry-forwards of approximately $0 and $17,179 and state net operating loss carry-forwards of approximately $3,003 and $26,003, respectively, which may be used to offset future taxable income. The Company’s carry-forwards begin to expire in 2026.

The Company’s policy is to accrue interest expense, and penalties as appropriate, on estimated unrecognized tax benefits as a charge to interest expense in the consolidated statements of income. No interest or penalties were accrued for 2012 or 2011.

(9) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share:

	Fiscal Year Ended
	February 2, 2013	January 28, 2012
	(In thousands, except per share data)
Net income	$28,074	$33,694

Weighted-average shares of common stock outstanding:
Basic	11,578	11,198
Dilutive effect of common stock equivalents	—	—

Diluted	11,578	11,198

Basic earnings per share	$2.42	$3.01

Diluted earnings per share	$2.42	$3.01

(10) Pro Forma Earnings Per Share (Unaudited)

Unaudited pro forma earnings per share for the year ended February 2, 2013 has been computed to give effect to the number of shares whose proceeds would be necessary to pay the dividends totaling $120,250 (but only to the amount that exceeded fiscal 2012 net income and not to exceed the total shares being offered by the Company in this offering). The estimated initial public offering price of the Company’s common stock, based on the midpoint of the price range set forth on the cover of this prospectus, is $         per share.

A reconciliation of the numerators and denominators of the pro forma basic and diluted earnings (loss) per shares calculations is as follows:

Fiscal Year Ended
February 2, 2013
(In thousands, except per share data)
Net income	$28,074

Pro forma weighted-average shares of common stock outstanding:
Basic
Dilutive effect of common stock equivalents

Diluted
Pro forma basic earnings per share	$

Pro forma diluted earnings per share	$

(11) Commitments and Contingencies

Operating Leases

The Company leases its retail store, office space, and warehouse locations under non-cancelable operating leases. Certain of these leases include tenant allowances that are amortized over the life of the lease. In 2012 and 2011, the Company received tenant allowances of $200 and $620, respectively. Based on signed agreements, the Company expects to receive $200 in tenant allowances under leases during 2013. Certain leases require the Company to pay contingent rental amounts based on a percentage of sales, in addition to real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These agreements expire at various dates through November 2022 and generally contain three, five-year renewal options. Rent expense under these leases totaled $19,237 and $15,226 for the fiscal years ended February 2, 2013 and January 28, 2012, respectively.

Future minimum lease payments for non-cancelable operating leases by fiscal year, as of February 2, 2013 are as follows:

Fiscal Year:
2013	$26,657
2014	26,951
2015	26,590
2016	25,553
2017	24,851
Thereafter	118,455

$249,057

Legal Matters

The Company is involved in various legal matters generally incidental to its business. The Company believes, after discussion with legal counsel, the disposition of these matters will not have a material impact on its consolidated financial condition, liquidity, or results of operations.

(12) Related-Party Transactions

On August 14, 2009, the Company entered into a reimbursement agreement with the majority stockholder of the Company. Under the terms of this agreement, the Company agreed to reimburse the majority stockholder for various out-of-pocket costs and expenses related to the Company up to a maximum of $150 annually. During the fiscal years ended February 2, 2013 and January 28, 2012, the Company made payments of $21 and $20, respectively, under this agreement. At February 2, 2013 and January 28, 2012, there were no amounts payable under the terms of this agreement.

(13) Retirement Plan

The Company sponsors a profit sharing plan (the “Plan”) for which Company contributions are based upon wages paid. As approved by the Board of Directors, the Company makes discretionary contributions to the Plan at rates determined by management. The Company made contributions of $174 and $119 for the fiscal years ended February 2, 2013 and January 28, 2012, respectively.

(14) Subsequent Events

On March 11, 2013, the Company acquired certain assets and assumed certain liabilities, including lease obligations of ten retail locations, of a competitor. The aggregate purchase price for this transaction was $47,767 and was accounted for as a business combination.

On April 26, 2013, the final principal and interest payments totaling $2,890 were made under the note to unsecured creditors.

On May 22, 2013, the Company’s bankruptcy case was closed after a final decree was entered by the bankruptcy court.

On August 20, 2013, the Company paid a total dividend of $101,065 to stockholders.

On November 18, 2013 and December 10, 2013, the Company issued an aggregate of 117,450 and 298,490, respectively, restricted stock unit awards to employees of the Company. These awards vest 25% on each of the first, second, third and fourth anniversaries of the grant date provided that the employee remains continuously employed with the Company during that time; provided, however, that if the Company completes an initial public offering of its common stock during the one-year period following the grant date, these awards vest 25% upon the closing of the offering and thereafter on each of the first, second and third anniversaries of the closing of the offering. Total compensation cost expected to be recognized for these awards total $8,427. In the event that the Company issues an ordinary cash dividend on its common stock, holders of the restricted stock unit awards will receive an additional number of stock units equal to the calculation for common shareholders.

On November 25, 2013, the Company repurchased 100,100 shares of restricted non-voting common stock for $302. All of these repurchased shares were subsequently retired.

On December 4, 2013, Holdings, previously a Utah corporation, reincorporated in Delaware by consummating a merger with its wholly owned subsidiary SWH Merger Sub, Inc., a Delaware corporation, with the Delaware corporation being the surviving entity and being renamed Sportsman’s Warehouse Holdings, Inc.

Schedule II

Valuation and Qualifying Accounts

(Amounts in thousands)

	Beginning of Year Balance	Charged to Costs and Expenses	Deductions	End of Year Balance
Year Ended February 2, 2013
Inventory Reserve	$2,545	$1,228	$(1,208)	$2,565
Reserve for Sales Returns(a)	459	6,977	(6,936)	500
Year Ended January 28, 2012
Inventory Reserve	$2,074	$1,404	$(933)	$2,545
Reserve for Sales Returns(a)	362	5,523	(5,426)	459

(a)	These amounts represent the gross margin effect of sales returns during the respective years.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

Amounts in thousands, except share and per share data

	November 2, 2013	February 2, 2013
Assets
Current assets:
Cash and cash equivalents	$405	$36,515
Accounts receivable, net	199	347
Merchandise inventories	208,489	98,970
Prepaid expenses and other	4,529	6,157
Deferred income taxes	2,640	1,522
Income taxes receivable	896	—

Total current assets	217,158	143,511
Property and equipment, net	28,055	11,339
Deferred income taxes	8,847	8,927
Definite lived intangibles, net	7,998	—
Other long-term assets, net	2,935	2,786

Total assets	$264,993	$166,563

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$43,382	$26,331
Accrued expenses	36,175	22,968
Income taxes payable	—	9,183
Current portion of long-term debt, net of discount	59,173	3,548
Current portion of deferred rent	2,374	2,625

Total current liabilities	141,104	64,655
Long-term liabilities:
Long-term debt, net of discount and current portion	$229,737	$121,260
Deferred rent, net of current portion	22,722	22,492

Total long-term liabilities	252,459	143,752

Total liabilities	$393,563	$208,407

Commitments and contingencies (Note 9)
Stockholders’ deficit:
Common stock, $.01 par value; 9,600,000 shares authorized; 9,500,000 shares issued and outstanding	1	1
Restricted nonvoting common stock, $.01 par value; 2,400,000 shares authorized; 2,078,103 shares issued and outstanding	21	21
Additional paid-in capital	—	—
Accumulated deficit	(128,592)	(41,866)

Total stockholders’ deficit	(128,570)	(41,844)

Total liabilities and stockholders’ deficit	$264,993	$166,563

The accompanying notes are an integral part of these condensed consolidated financial statements.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

Amounts in thousands

	13 Weeks Ended			39 Weeks Ended
	November 2, 2013		October 27, 2012	November 2, 2013		October 27, 2012
Net sales		$175,059	$129,864		$467,435	$337,927
Cost of goods sold		119,836	89,723		317,089	233,776

Gross profit		55,223	40,141		150,346	104,151

Selling, general, and administrative expenses		38,240	27,019		106,641	77,029
Bankruptcy related expenses		—	92		55	385

Income from operations		16,983	13,030		43,650	26,737
Interest expense		(13,302)	(742)		(19,894)	(3,135)

Income before income taxes		3,681	12,288		23,756	23,602
Income tax expense		1,459	4,919		9,417	9,498

Net income		$2,222	$7,369		$14,339	$14,104

Earnings per share:
Basic		$0.19	$0.64		$1.24	$1.22

Diluted		$0.19	$0.64		$1.24	$1.22

Weighted average shares outstanding:
Basic		11,578	11,578		11,578	11,578

Diluted		11,578	11,578		11,578	11,578
Pro forma earnings per share (note 9):
Basic	$			$

Diluted	$			$

Pro forma weighted average shares outstanding:
Basic

Diluted

The accompanying notes are an integral part of these condensed consolidated financial statements.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Amounts in thousands

	39 Weeks Ended
	November 2, 2013	October 27, 2012
Cash flows from operating activities:
Net income	$14,339	$14,104
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	3,551	2,671
Amortization of discount on debt	2,758	1,069
Amortization of deferred financing fees	3,849	119
Amortization of definite lived intangible asset	1,065	—
Net (decrease) increase in deferred rent credit	(65)	1,607
Gain on asset dispositions	(112)	—
Deferred income taxes	(1,038)	(6,546)
Change in operating assets and liabilities, net of acquisition:
Accounts receivable	1,266	35
Merchandise inventories	(75,217)	(36,052)
Prepaid expenses and other	1,542	(582)
Accounts payable	17,051	11,254
Accrued expenses	372	3,120
Income taxes receivable and payable	(10,079)	7,920
Other long term assets, net	49	3

Net cash used in operating activities	(40,670)	(1,278)

Cash flows from investing activities:
Purchase of property and equipment	(15,779)	(5,671)
Proceeds from sale of fixed assets	124	45,199
Purchase of business	(47,767)	—

Net cash (used in) provided by investing activities	(63,422)	39,528

Cash flows from financing activities:
Net borrowings on line of credit	57,313	12,105
Proceeds from term loan, net of discount	232,062	—
Increase in book overdraft	11,663	5,200
Payment of deferred financing costs	(3,960)	—
Dividends paid	(101,065)	(21,000)
Principal payments on bank mortgages	—	(18,985)
Principal payments on subordinated debt	—	(5,107)
Principal payments on unsecured note payable	(2,756)	(6,656)
Principal payments on long-term debt	(125,275)	—

Net cash provided by (used in) financing activities	67,982	(34,443)

Net change in cash and cash equivalents	(36,110)	3,807
Cash and cash equivalents at beginning of period	36,515	243

Cash and cash equivalents at end of period	$405	$4,050

Supplemental disclosure of cash flow information:
Net cash paid during the period for:
Interest	$13,695	$2,089
Income taxes	$17,021	$8,128

The accompanying notes are an integral part of these condensed consolidated financial statements.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Amounts reported in thousands, except share data

(1) Business Summary and Basis of Presentation

Business

Sportsman’s Warehouse Holdings, Inc. (“Holdings”) and subsidiaries (collectively, the “Company”) operate retail sporting goods stores. As of November 2, 2013, the Company operated 47 stores in 18 states. The Company operates its business as one reportable segment.

The condensed consolidated financial statements included herein are unaudited and have been prepared by management of Sportsman’s Warehouse Holdings, Inc. and its wholly owned subsidiaries, (“Company,” “we,” “our,” or “us”) pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. The Company’s condensed consolidated balance sheet as of February 2, 2013, was derived from the Company’s audited consolidated balance sheet as of that date. All other condensed consolidated financial statements contained herein are unaudited and reflect all adjustments which are, in the opinion of management, necessary to summarize fairly our condensed consolidated financial statements for the periods presented. All of these adjustments are of a normal recurring nature. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended February 2, 2013 included in this prospectus.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of Sportsman’s Warehouse Holdings, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company operates using a 52/53 week fiscal year ending on the Saturday closest to January 31. Fiscal years 2013 and 2012 end on February 1, 2014 and February 2, 2013, respectively. Fiscal year 2013 contains 52 weeks of operations and fiscal year 2012 contains 53 weeks of operations. The fiscal interim periods in fiscal 2013 and 2012 are each comprised of 13 weeks.

Seasonality

The Company’s business is generally seasonal, with a significant portion of total sales occurring during the third and fourth quarters of the calendar year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain costs are estimated for the full year and allocated to interim periods based on estimates of time expired, benefit received, or activity associated with the interim period.

(2) Acquisition

On March 11, 2013, the Company acquired certain assets and assumed certain liabilities of Wholesale Sports Outdoor Outfitters (“Wholesale Sports”). As part of the acquisition, the Company assumed the leases for 10 of the Wholesale Sports locations in Oregon, Washington and Montana. The acquisition was accounted for under the acquisition method of accounting. The results of acquired Wholesale Sports’ operations have been included in the condensed consolidated financial statements since that date. As a result of the acquisition, the Company has increased its presence in the Pacific Northwest. The aggregate purchase price was $47,767, and was paid in cash.

The following table summarizes the consideration paid for, and the amounts of estimated fair value of, the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$47,767

Fair value of total consideration transferred	$47,767

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	$35,512
Property and equipment	4,500
Definite lived intangible asset	9,063
Current liabilities	(1,308)

Total identifiable net assets assumed	$47,767

The fair value of the current assets acquired includes receivables with a fair value of $1,118. The gross amount due is $1,434, of which $316 is expected to be uncollectable.

As part of the acquisition, the Company incurred legal, accounting, and other due diligence fees that were expensed when incurred. Total fees incurred related to the acquisition for the 13 and 39 weeks ended November 2, 2013, were $7 and $2,331, respectively, which is included as a component of selling, general, and administrative expenses in the condensed consolidated statements of income.

The acquired definite lived intangible asset, a non-compete agreement, has a useful life of 5 years, which represent the term of the signed non-compete agreement.

Pro Forma Results

The following pro forma results are based on the individual historical results of the acquired stores with adjustments to give effect to the combined operations as if the acquisition has been consummated at the beginning of fiscal 2012. The pro forma results are intended for information purposes only and do not purport to represent what the combined results of operations would actually have been had the acquisition in fact occurred at the beginning of the earliest period presented.

	13 Weeks Ended	39 Weeks Ended
	October 27, 2012	November 2, 2013	October 27, 2012
	(In thousands, except per share amounts)
Sales	$156,226	$484,396	$400,889

Net income	$8,189	$15,252	$13,500

Basic earnings per share	$0.71	$1.32	$1.17

Diluted earnings per share	$0.71	$1.32	$1.17

Definite Lived Intangible Asset

Intangible assets increased as a result of the non-compete agreement associated with the Wholesale Sports’ acquisition. The following table summarizes the definite lived intangible assets:

	November 2, 2013
	Gross		Net
	Amortization period	Carrying amount	Accumulated amortization	Carrying amount
Amortizing intangible assets:
Non-compete agreement	5 yrs	$9,063	(1,065)	7,998

Total		$9,063	(1,065)	7,998

Amortization expense for definite lived intangible asset was $452 and $1,065 for the 13 and 39 weeks ended November 2, 2013, respectively.

(3) Property and Equipment

Property and equipment as of November 2, 2013 and February 2, 2013 are as follows:

	November 2, 2013	February 2, 2013
Furniture, fixtures, and equipment	$21,181	$12,695
Leasehold improvements	14,359	5,723
Construction in progress	4,121	1,333

	39,661	19,751
Less accumulated depreciation and amortization	(11,606)	(8,412)

	$28,055	$11,339

(4) Accrued Expenses

Accrued expenses consist of the following at November 2, 2013 and February 2, 2013:

	November 2, 2013	February 2, 2013
Book overdraft	$11,663	$—
Accrued payroll and related expenses	7,501	6,417
Unearned revenue	5,727	6,561
Sales and use tax payable	3,256	3,461
Accrued real estate and personal property taxes	1,618	1,356
Accrued licenses	1,301	960
Accrued unclaimed property	1,190	1,094
Accrued interest	401	704
Other	3,518	2,415

	$36,175	$22,968

(5) Long-Term Debt

Long-term debt consisted of the following as of November 2, 2013 and February 2, 2013:

	November 2, 2013	February 2, 2013
Term loan	$234,413	$124,688
Note payable to unsecured creditors	—	2,756
Revolving line of credit	57,313	—

	291,726	127,444
Less discount	(2,816)	(2,636)

	288,910	124,808
Less current portion	(59,173)	(3,548)

Long-term portion	$229,737	$121,260

(a) Term Loan

The Company entered into a $235,000 senior secured term loan facility (“Term Loan”), consisting of a $185,000 tranche and a $50,000 tranche, with Credit Suisse AG as administrative agent and collateral agent, on August 20, 2013 (“Closing Date”). The term loans have a maturity date of August 20, 2019.

The Term Loan is secured by a lien on substantially all of the Company’s tangible and intangible assets. The lien securing the obligations under the term loan is a first priority lien as to certain non-liquid assets, including equipment, intellectual property, proceeds of assets sales and other personal property.

The Term Loan was issued at a discount of $2,938, which is classified as a reduction of the unpaid balance on the consolidated balance sheets. The discount is being amortized over the term of the note using the effective interest method and is included as a component of interest expense on the consolidated statements of income.

The Term Loan requires quarterly payments of $588 payable on the last business day of each fiscal quarter commencing on November 1, 2013, and continuing up to and including August 20, 2019. A final installment payment consisting of the remaining unpaid balance is due on August 20, 2019. The Company may be required to make mandatory prepayments on the term loans in the event of, among other things, certain asset sales, the receipt of payment in respect of certain insurance claims or upon the issuance or incurrence of certain indebtedness. After the completion of fiscal year 2014, the Company may also be required to make mandatory prepayments based on any excess cash flows as defined in the term loan agreement.

The term loans bear interest at a rate per annum equal to the one-, two-, three-, or six-month LIBOR (or, the nine- or 12-month LIBOR), as defined in the Term Loan agreement, at the Company’s election, which cannot be less than 1.25%, plus an applicable margin of 6.00% and 10.75% for the $185,000 tranche and $50,000 tranche, respectively. Since LIBOR has been less than 1.25% since the inception of the term loans through November 2, 2013, the interest rates have been fixed at 7.25% and 12.0% on the $185,000 tranche and $50,000 tranche, respectively.

As of November 2, 2013, the Term Loan had $231,597 outstanding, net of unamortized discount of $2,816. During the 13 and 39 weeks ended November 2, 2013, the Company recognized $122 of non-cash interest expense with respect to the amortization of this discount.

Prior to August 20, 2013, Sportsman’s Warehouse had a $125,000 term loan that bore interest equal to the three-month LIBOR, which could not be less than 1.50%, plus an applicable margin of 7.00%. The interest rate on this term loan was fixed at 8.5% during fiscal year 2013 until the Company repaid it on August 20, 2013, because LIBOR was never more than 1.50% during that time. During the 13 and 39 weeks ended November 2, 2013, the Company recognized $2,406 and $2,635 of non-cash interest expense with respect to the amortization and write-off of the discount on the $125,000 term loan.

As part of the Term Loan credit agreement, there are a number of financial and non-financial debt covenants. The financial covenants include a net leverage ratio and an interest coverage ratio to be measured on a trailing twelve month basis. As of November 2, 2013 and February 2, 2013, the Company was in compliance with all covenants under the Term Loan.

(b) Note Payable to Unsecured Creditors

The final principal and interest payments were made during the 39 weeks ended November 2, 2013.

(c) Revolving Line of Credit

As of November 2, 2013 and February 2, 2013, the Company had $64,671 and $0, respectively, in outstanding revolving loans under the Agreement. Amounts outstanding are offset on the consolidated balance sheets by amounts in depository accounts under lock-box arrangements, which were $7,358 and $0 as of November 2, 2013 and February 2, 2013, respectively. As of November 2, 2013, the Company had $29,429 of net borrowing availability under the terms of the Agreement and stand-by commercial letters of credit of $400. At February 2, 2013, the Company had no outstanding commercial letters of credit. The revolving credit facility matures on August 20, 2018.

(d) Restricted Net Assets

The provisions of the Term Loan and the Revolving Line of Credit restrict all of the net assets of the Company’s consolidated subsidiaries, which constitute all of the net assets on the Company’s consolidated balance sheet as of November 2, 2013, from being used to pay any dividends without prior written consent from the financial institutions party to the Company’s Term Loan and Revolving Line of Credit.

(6) Income Taxes

The 2013 estimated annual effective tax rate is expected to be 39.6% compared to 40.5% for the full year 2012.

(7) Dividend

During the 39 weeks ended November 2, 2013, the Company declared and paid a dividend to all shareholders totaling $101,065.

(8) Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted-average shares of common stock outstanding, reduced by shares repurchased and held in treasury, during the period. Diluted earnings per share represents basic earnings per share adjusted to include the potentially dilutive effect of outstanding share option awards, nonvested share awards and nonvested share unit awards.

The following table sets forth the computation of basic and diluted earnings per common share:

	13 Weeks Ended		39 Weeks Ended
	November 2, 2013	October 27, 2012	November 2, 2013	October 27, 2012
	(In thousands, except per share amounts)
Net income	$2,222	$7,369	$14,339	$14,104

Weighted-average shares of common stock outstanding:
Basic	11,578	11,578	11,578	11,578
Dilutive effect of common stock equivalents	—	—	—	—
Diluted	11,578	11,578	11,578	11,578

Basic earnings per share	$0.19	$0.64	$1.24	$1.22

Diluted earnings per share	$0.19	$0.64	$1.24	$1.22

(9) Pro Forma Earnings Per Share

Unaudited pro forma earnings per share for the thirteen and thirty-nine weeks ended November 2, 2013 has been computed to give effect to the number of shares whose proceeds would be necessary to pay the dividends totaling $101,065 (but only to the amount that exceeded fiscal 2012 net income and not to exceed the total shares being offered by the Company in this offering). The estimated initial public offering price of the Company’s common stock, based on the midpoint of the price range set forth on the cover of this prospectus, is $             per share.

A reconciliation of the numerators and denominators of the pro forma basic and diluted earnings (loss) per shares calculations is as follows:

November 2, 2013
	13 Weeks Ended		39 Weeks Ended
(In thousands, except per share amounts)
Net income		$2,222		$14,339

Pro forma weighted-average shares of common stock outstanding:
Basic

Dilutive effect of common stock equivalents

Diluted

Pro forma basic earnings per share	$		$

Pro forma diluted earnings per share	$		$

(10) Commitments and Contingencies

The Company is involved in various legal matters generally incidental to its business. The Company believes, after discussion with legal counsel, the disposition of these matters will not have a material impact on its consolidated financial condition, liquidity, or results of operations.

(11) Subsequent Events

On November 18, 2013 and December 10, 2013, the Company issued an aggregate of 117,450 and 298,490, respectively, restricted stock unit awards to employees of the Company. These awards vest 25% on each of the first, second, third and fourth anniversaries of the grant date provided that the employee remains continuously employed with the Company during that time; provided, however, that if the Company completes an initial public offering of its common stock during the one-year period following the grant date, these awards vest 25% upon the closing of the offering and thereafter on each of the first, second and third anniversaries of the closing of the offering. Total compensation cost expected to be recognized for these awards total $8,427. In the event that the Company issues an ordinary cash dividend on its common stock, holders of the restricted stock unit awards will receive an additional number of stock units equal to the calculation for common shareholders.

On November 25, 2013, the Company repurchased 100,100 shares of restricted non-voting common stock for $302. All of these repurchased shares were subsequently retired.

On December 4, 2013, Holdings, previously a Utah corporation, reincorporated in Delaware by consummating a merger with its wholly owned subsidiary SWH Merger Sub, Inc., a Delaware corporation, with the Delaware corporation being the surviving entity and being renamed Sportsman’s Warehouse Holdings, Inc.

Through and including             , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$29,624
FINRA filing fee	35,000
The NASDAQ Global Select Market listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agent fees and expenses	*
Printing and engraving expenses	*
Miscellaneous expenses	*

Total	*

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, permits a corporation in its certificate of incorporation or an amendment to eliminate or limit the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of law or obtained an improper personal benefit. Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will provide for this limitation of liability.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, to which he or she is a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against and incurred by such person in any indemnified capacity, or arising out of such person’s status as such, regardless of whether the corporation would otherwise have the power to indemnify under Delaware law.

Upon completion of this offering, our amended and restated certificate of incorporation will allow and our amended and restated bylaws will require that we indemnify our directors and officers to the fullest extent authorized by Delaware law and that we pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer or in connection with his or her service at our request for another corporation or entity.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement to be filed as an exhibit to this registration statement will provide for indemnification of us and our directors and certain of our officers by the underwriters for certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

Set forth below is information regarding securities issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

1.	In June 2011, pursuant to the terms of the Registrant’s 2010 Equity Incentive Plan, the Registrant issued an aggregate of 12,100 shares of its restricted nonvoting common stock to certain of its employees at a price per share of $0.19 for aggregate gross consideration of approximately $2,299. These shares will automatically convert into 12,100 shares of the Registrant’s common stock upon the closing of this offering.

2.	In November 2011, pursuant to the terms of the Registrant’s 2010 Equity Incentive Plan, the Registrant issued an aggregate of 475,000 shares of its restricted nonvoting common stock to certain of its employees at a price per share of $0.19 for aggregate gross consideration of approximately $90,250. These shares will automatically convert into 475,000 shares of the Registrant’s common stock upon the closing of this offering.

3.	In November and December 2013, pursuant to the terms of the Registrant’s 2013 Performance Incentive Plan, the Registrant granted restricted stock units with respect to an aggregate of 415,940 shares of restricted nonvoting common stock to certain of its employees. The restricted stock units will be issuable into shares of common stock after completion of this offering.

No underwriters were involved in the foregoing issuances of securities. The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 of the Securities Act. The offers, sales and issuances of the securities that were deemed to be exempt in reliance on Rule 701 were transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.    Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation, currently in effect.
3.2	Form of Amended and Restated Certificate of Incorporation of Sportsma’s Warehouse Holdings, Inc., to be in effect immediately prior to the consummation of this offering.
3.3	Amended and Restated Bylaws of Sportsman’s Warehouse Holdings, Inc., currently in effect.
3.4	Form of Amended and Restated Bylaws of Sportsman’s Warehouse Holdings, Inc., to be in effect immediately prior to the consummation of this offering.
4.1*	Form of Specimen Common Stock of Sportsman’s Warehouse Holdings, Inc.
4.2	Form of Registration Rights Agreement among Sportsman’s Warehouse Holdings, Inc., SEP SWH Holdings, L.P. and New SEP SWH Holdings, L.P. to be in effect immediately prior to this offering.
5.1*	Opinion of O’Melveny & Myers LLP.
10.1**	Credit Agreement, dated as of August 20, 2013, among Sportsman’s Warehouse, Inc., as Borrower, Sportsman’s Warehouse Holdings, Inc., the Lenders party thereto and Credit Suisse AG, as Administrative Agent and Collateral Agent.
10.2**	Guarantee and Collateral Agreement, dated as of August 20, 2013, among Sportsman’s Warehouse, Inc., as Borrower, Sportsman’s Warehouse Holdings, Inc., the Subsidiaries of the Borrower from time to time party thereto and Credit Suisse AG, as Collateral Agent.
10.3**	Credit Agreement, dated as of May 28, 2010, among Sportsman’s Warehouse, Inc., as Lead Borrower, the other Borrowers party thereto, Sportsman’s Warehouse Holdings, Inc., as a Guarantor, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent, and Swing Line Lender.
10.3.1**	First Amendment to Credit Agreement, dated as of October 27, 2011, among Sportsman’s Warehouse, Inc., as Lead Borrower, the other Borrowers party thereto, Sportsman’s Warehouse Holdings, Inc., as a Guarantor, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent, and Swing Line Lender.
10.3.2**	Second Amendment to Credit Agreement, dated as of November 13, 2012, among Sportsman’s Warehouse, Inc., as Lead Borrower, the other Borrowers party thereto, Sportsman’s Warehouse Holdings, Inc., as a Guarantor, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent, and Swing Line Lender.
10.3.3	Side Letter, dated as of July 8, 2013, from Wells Fargo Bank, National Association to Sportsman’s Warehouse, Inc.
10.3.4**	Third Amendment to Credit Agreement, dated as of August 20, 2013, among Sportsman’s Warehouse, Inc., as Lead Borrower, the other Borrowers party thereto, Sportsman’s Warehouse Holdings, Inc., as a Guarantor, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent, and Swing Line Lender.
10.3.5	Side Letter, dated as of October 21, 2013, from Wells Fargo Bank, National Association to Sportsman’s Warehouse, Inc.
10.4	Guaranty, dated as of May 28, 2010, by Sportsman’s Warehouse Holdings, Inc., as Guarantor, in favor of Wells Fargo Retail Finance, LLC, as Administrative Agent and Collateral Agent, and the Credit Parties.

Exhibit Number	Description

10.5	Security Agreement, dated as of May 28, 2010, by Sportsman’s Warehouse, Inc., Minnesota Merchandising Corp., Sportsman’s Warehouse Southwest, Inc. and Pacific Flyway, LLC, as Borrowers, and Sportsman’s Warehouse Holdings, Inc., as Guarantor, in favor of Wells Fargo Retail Finance, LLC, as Collateral Agent.

10.6	Form of Agreement between holders of restricted nonvoting common stock and Sportsman’s Warehouse Holdings, Inc.

10.7	2013 Performance Incentive Plan.

10.8	Form of Restricted Stock Unit Award Agreement.

10.9	Form of Indemnification Agreement for Directors and Executive Officers.

10.10	Employment Agreement, dated December 10, 2013, between Sportsman’s Warehouse Holdings, Inc. and John V. Schaefer.

10.11	Employment Agreement, dated January 21, 2014, between Sportsman’s Warehouse Holdings, Inc. and Kevan P. Talbot.

21.1	Subsidiaries of Sportsman’s Warehouse Holdings, Inc.

23.1	Consent of KPMG LLP.

23.2*	Consent of O’Melveny & Myers LLP (included as part of Exhibit 5.1).

23.3	Consent of Buxton Company.

24.1	Powers of Attorney (included on signature pages to the Registration Statement).

99.1	Consent of Kent V. Graham.

99.2	Consent of Gregory P. Hickey.

99.3	Consent of Joseph P. Schneider.

99.4	Consent of Kay L. Toolson.

*	To be filed by amendment.
**

Indicates that certain information contained herein has been omitted and confidentially submitted separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

(b)	Financial Statement Schedules

The following financial statement is included herein at page F-20 of this report:

Schedule II—Valuation of Qualifying Accounts

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) The undersigned registrant hereby undertakes that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midvale, State of Utah, on the 7th day of March, 2014.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

By:	/s/ John V. Schaefer
Name: John V. Schaefer
Title: President, Chief Executive Officer and Director

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Sportsman’s Warehouse Holdings, Inc., hereby severally constitute and appoint Chris Eastland and Kevan P. Talbot, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ John V. Schaefer John V. Schaefer	President, Chief Executive Officer and Director (Principal Executive Officer)	March 7, 2014

/s/ Kevan P. Talbot Kevan P. Talbot	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 7, 2014

/s/ Christopher Eastland Christopher Eastland	Director	March 7, 2014

/s/ Leonard Lee Leonard Lee	Director	March 7, 2014

/s/ Robert Seidler Robert Seidler	Director	March 7, 2014